2024
ANNUAL REPORT

Community West Bancshares

45 Years of Building Community

Community West Bank

A History of Impact. A Future of Possibility.



Earning Trust. Advancing Together.
Shining Brighter.

Ventura

Community West Bank is celebrating 45 years as a trusted advocate for our clients. A supporter of growing communities. A beacon of confidence in every financial climate.

While we're proud of our legacy of lasting impact, we're even more inspired by our future of infinite possibility.



Sacramento

Our Mission and Values:

The Heart and Soul of Our Culture of Community

To our clients, Community West Bank is known for service that exceeds expectations. To our communities, we're known for investing in strength and growth. To our shareholders, we're known for sound financial performance. But to our team of outstanding employees, Community West Bank is known for something truly special: our one-of-a-kind workplace culture. A culture shaped by the Mission and Values established by our founders, forming a close-knit sense of community and empowerment that inspire us both individually and collectively.

Mission

Inspire and empower our team to enrich and invest in every relationship by exceeding expectations.

Values

Teamwork, Accountability, Excellence, Integrity, Caring and Inclusivity

Where Relationships Flourish, Communities Thrive

Our Reach, Our Impact

Supporting communities isn't just about investing financially. It's also about investing in the relationships that form the foundation upon which strong communities are built. At Community West Bank, we've spent 45 years investing in relationships, providing partnership and commitment to the people and businesses behind the amazing places we're proud to call home.

Proudly serving Central California from Greater Sacramento in the north, throughout the San Joaquin Valley and west to the Central Coast. For a complete list of communities and Banking Center locations, see **page 69**.

Santa Barbara

TO OUR SHAREHOLDERS

A Celebration of Historic Growth


Fresno

A Transformative Merger: Strong Performance Strengthening Teams & Communities

The Company's 45-year journey of investing in relationships laid the foundation for growth and transformation in 2024, culminating in the largest merger in our history. On April 1, the Company successfully completed its merger with Community West Bancshares (Company) (NASDAQ: CWBC) and Community West Bank (Bank) in an all-stock transaction valued at approximately $143 million. As a result, the newly combined Company has become one of the largest premier community banks headquartered in Central California.

The Bank's expanded presence in Central California has strengthened our mission of serving our clients, community and our team – just as our founders envisioned. This strategic growth has already delivered value, with benefits that will continue in the years ahead.

The uniting of two teams of experienced community bankers and two core banking systems has empowered the Bank like never before, with enhanced financial expertise, expanded technological capabilities and broadened product offerings. All of this comes together under a dynamic new brand identity that seamlessly combines two multi-billion-dollar organizations into a single, stronger, next generation bank. It also draws inspiration from our relationship-driven facility design, underscoring our commitment to personal partnerships and community focus.

Each milestone in this journey has demonstrated our team's dedication, cultivated within a culture of support and guided by the Company's Mission and Values. Our team is the driving force behind the synergy that has made this merger greater than the sum of its parts, as reflected in our premier deposit base, strong asset generation and the numerous advantages emerging from our continued commitment to investing in relationships.

With a clear vision and determined leadership, we are poised for sustained growth.

Financial Performance

As of December 31, 2024, the Company reported assets of $3.52 billion, while net income for the year was $7.67 million. Loans reached $2.31 billion by year-end 2024 and total deposits grew to $2.91 billion.

The Company's net interest margin continued to increase quarter-over-quarter during 2024, primarily driven by decreasing interest expense on deposits while maintaining stable interest income.

The Board of Directors declared dividends for all four quarters of 2024 totaling $0.48 per share.

The Company looks forward to 2025 operating results based on the increased efficiencies and synergies implemented since the close of the merger during 2024.

We continue to embrace the principles responsible for our extraordinary long-term strength, including conservative business practices, a stable, highly-diversified deposit base and a focus on relationships. The Company's liquidity is managed conservatively, with capital maintained at levels that exceed regulatory thresholds for additional safety.

Banking Center Growth

In addition to adding seven Central Coast Banking Centers in April 2024 as a result of the merger, the Bank opened its first full-service Banking Center in the Bakersfield region in fall 2024. This expansion showcases the Bank's innovative, relationship-focused interior design model.

Leadership Evolutions

A leadership realignment aimed at positioning the Bank for future growth, scalability and efficiency – while enhancing its ability to adapt to industry and market changes – began in April with the appointment of T. Joseph Stronks as EVP and Chief Risk Officer. Teresa Gilio, EVP and Chief Administrative Officer, announced her retirement, choosing to remain through September to lead the successful merger systems integration. Teresa dedicated 15 years to the Bank as part of her 42-year career in financial services.

In December 2024, the leadership realignment was completed with the appointment of existing executive Blaine C. Lauhon as EVP and Chief Operating Officer. Jeffrey M. Martin, who transitioned to EVP and Chief Banking Officer, expanded his leadership team to strengthen client service, Commercial Banking and associated departments by establishing three distinct regions – North, South and Coast – each overseen by a locally-based Regional Executive to manage the Bank's enlarged 30,000-square-mile territory.

In March 2025, the Bank appointed Hinson M. Thomas as the new EVP and Chief Credit Officer.

Products & Services

With the completion of the merger, the Bank introduced Manufactured Housing, Farmer Mac agricultural loans, an online loan payment system to legacy Central Valley Community Bank clients and legacy Community West Bank clients gained benefit from an expanded suite of cash management solutions. In August 2024, the Bank launched its newly branded, user-friendly website at the updated URL: www.communitywestbank.com. The website will continue to evolve in 2025 to include online small business lending applications and online deposit opening applications, enhancing convenience for both existing and new individual and business clients.

Awards & Achievements

The Company's dedicated team and strong financial performance received industry recognition in 2024. Among the highlights: Receiving a 5-Star Superior rating from Bauer Financial for all quarters of 2024, based on financial results. Additionally, the Company was showcased on the NASDAQ Tower in Times Square to commemorate its 20th year being listed on the NASDAQ Stock Exchange.

Investing in Our Communities

Investing in communities is a privilege our Company has enjoyed for 45 years. As a community bank, Community West Bank is closely connected to the people and places we serve, always aiming to help them grow stronger and more successful. To achieve this, the Bank supports many community organizations, helping them accomplish such worthy goals as providing food and housing to those in need, offering financial education and creating economic impact opportunities in areas of need. Beyond financial support, our management supports these organizations by serving in leadership roles while team members give selflessly of their time and expertise.

In 2024, the Company contributed approximately $570,000 in financial support to nearly 200 worthy organizations and shared over 2,050 volunteer hours to various groups, exceeding the team's goals for the year.

Continuing a long-standing partnership with the Federal Home Loan Bank of San Francisco, the Bank secured a total of $1.2 million in an Affordable Housing Program grant aimed at addressing the affordable housing shortage. Additionally, a total of $200,000 was secured in Access to Housing and Economic Development grants to support workforce development programs. To help fuel small business growth, a $1 million Equity Equivalent Investment was made to help reduce economic barriers for small businesses in need of flexible and affordable loan products across Central California.

Investing in our communities to help them thrive has long been one of the Company's deepest commitments. We are proud to continue honoring that commitment through dedicated services and strategic investments in the areas of greatest need — including small business lending, home mortgage lending, community development lending and investment to support long-term affordable housing in Central California.

If it makes a difference in our community, we are here to help with a giving spirit and exceptional service. Because community comes first.

A Look Ahead

Just as the Company navigated a year of transformation in 2024, we believe 2025 will be a year of investment – though not necessarily in the traditional sense. At Community West Bank, our greatest investment is in our relationships: with our team, individuals, businesses, shareholders and the communities we have proudly served for 45 years, and will continue to serve in the years ahead.

Together, we will build the future and move forward with confidence. With our deepest gratitude to our team, clients, shareholders and communities for a milestone year in 2024, we look ahead with excitement to all that awaits in 2025 and beyond.

James J. Kim
CEO, Community West Bancshares,
President and CEO,
Community West Bank

Daniel J. Doyle
Chairman of the Board,
Community West Bancshares,
Community West Bank

Community West Bancshares
Board of Directors



Daniel J. Doyle
*Chairman of the Board, Community West Bancshares
and Community West Bank*



Robert H. Bartlein
*Vice Chairman, Community West Bancshares and Community
West Bank, President and CEO, Bartlein & Company, Inc.*



James J. Kim
*Chief Executive Officer, Community West Bancshares
President and Chief Executive Officer, Community West Bank*



Martin E. Plourd
President, Community West Bancshares



Suzanne M. Chadwick
Retired Bank Executive



Daniel N. Cunningham
Retired CFO, Quinn Group, Inc.



Tom L. Dobyns
Retired Bank Executive



F.T. "Tommy" Elliott, IV
*Owner, Wileman Bros. & Elliott, Inc.
and Kaweah Container, Inc.*



Robert J. Flautt
Retired Bank Executive



James W. Lokey
Retired Bank Executive



Andriana D. Majarian
*Executive Director,
Valley Children's Healthcare Foundation*



Steven D. McDonald
*Secretary of the Board, Community West Bancshares
and Community West Bank
President, McDonald Properties, Inc.*



Dorothea D. Silva
Partner, BPM, LLP



William S. Smittcamp
President and CEO, Wawona Frozen Foods



Kirk B. Stovesand
Partner, Walpole & Co.

*Not pictured: **Louis C. McMurray**, Director Emeritus*



Our Unifying Journey
Growing Together, Reaching Further.

San Luis Obispo

*Our story is written by many hands, but with one vision:
to help our clients and communities succeed. We are proud of our legacy of success,
and just as proud that our story is still being written today…*

Elevating Community Banking Since 1979

Established in 1979 to help businesses and communities by exceeding expectations at every opportunity, Community West Bancshares (Company) (NASDAQ: CWBC) and Community West Bank (Bank) are headquartered in Fresno, California. Since opening its first Banking Center in 1980, the Bank has cultivated a track record of financial strength, security and stability. Today's Community West Bank is a well-capitalized institution with approximately $3.5 billion in assets as of December 31, 2024, and offers full-service Banking Centers located throughout Central California. Since its founding, the Bank's competitive advantage has been its people – professional bankers dedicated to client advocacy, exemplary "relationship banking," strong community support and a mission to exceed expectations.

Guided By Values & Driven By Mission

Community West Bank has always remained true to its core values of teamwork, caring, inclusivity, excellence, accountability and integrity. The Company believes that accountable corporate behavior is essential for a community bank, and works hard to contribute to a more equitable, resilient future for clients, team members, shareholders and the communities it serves. Community West Bank's mission statement helps foster a corporate culture designed to: "Inspire and empower our team to enrich and invest in every relationship by exceeding expectations."

Shaped By History

Founded by a diverse group of business owners and former bankers who understood how a true community bank would benefit this unique area, Community West Bank started in Clovis and soon expanded to the Central Sierra communities of Shaver Lake and Prather, then to Fresno and along California's Highway 99 corridor and to the Central Coast. Today, the Company serves clients from Greater Sacramento, throughout the San Joaquin Valley and west to the Coast – all closely connected with the communities where team members live, work and raise their families, and investing in those locales to help them thrive and grow stronger. To achieve this, Community West Bank supports a wide variety of community organizations with leadership involvement, financial donations, volunteerism and financial education.

Inspired By The Future

Guided by the Company's proven leadership and Board of Directors, Community West Bank's greatest days lie ahead. The Company is honored to share those days with the team members, clients, investors and communities whose support is appreciated and valued.

The Company is regulated by the Federal Deposit Insurance Corporation, Federal Reserve Board, Securities and Exchange Commission, and the California Department of Financial Protection & Innovation.

On April 1, 2024, Central Valley Community Bancorp completed its merger with Community West Bancshares. As a result, Community West Bank, a wholly-owned subsidiary of Community West Bancshares, merged with and into Central Valley Community Bank, a wholly-owned subsidiary of Central Valley Community Bancorp, with Central Valley Community Bank being the surviving banking institution. The corporate names of Central Valley Community Bancorp and Central Valley Community Bank were changed to Community West Bancshares and Community West Bank, respectively.

Proven Leadership
From Experienced Professionals

Executive Leadership Team



James J. Kim*
President,
Chief Executive Officer



Shannon R. Livingston*
Executive Vice President,
Chief Financial Officer



Dawn M. Cagle
Executive Vice President,
Chief Human Resources Officer



Gary Henderson
Executive Vice President,
Chief Technology Officer



Blaine C. Lauhon
Executive Vice President,
Chief Operating Officer



Jeffrey M. Martin
Executive Vice President,
Chief Banking Officer



T. Joseph Stronks
Executive Vice President,
Chief Risk Officer



Hinson M. Thomas
Executive Vice President,
Chief Credit Officer



Dan Garcia
Executive Vice President,
Regional Executive (North)



A. Ken Ramos
Executive Vice President,
Regional Executive (South)



Brian Schwabecher
Executive Vice President,
Regional Executive (Coast)

Sacramento

*Holding Company Executive Officers



Corporate Responsibility
For a Better Community

Goleta

Corporate Responsibilities

At Community West Bank, we believe that accountable corporate behavior is essential for a community bank, and work diligently to ensure a more equitable, resilient future for our clients, team members, shareholders and the communities where we live and operate. For that reason, our executive management team annually reviews and prioritizes the Company's areas of focus, which include: community and charitable giving, responsible lending practices, economic stability, sustainable practices, environmental and social focuses, vendor management and employment practices, among others.

Since 1980, we have supported our clients with a full range of banking and financial services, while supporting initiatives that provide financial education and improve accessibility of financial solutions in our communities, champion our environment and promote transparency, accountability and diversity.

Our governance structure enables us to manage all major aspects of our business through an integrated process of financial, strategic, risk and leadership planning. This structure and process also ensures our compliance with laws and regulations while providing clear lines of authority for decision-making and accountability. Guided by our core values and high ethical standards, we strive to operate with integrity that inspires our clients and community to confidently place their trust in Community West Bank.

Strength In Diversity

Community West Bank's policy reflects our commitment to maintaining a diverse and inclusive workplace in which all team members are supported, valued for their unique perspectives, skills and experiences and have the opportunity to contribute to the organization's success. This commitment is evident throughout our workplace and our impact on the communities we serve.

For additional information, visit our website at
www.communitywestbank.com
or contact Shannon Livingston, EVP, Chief Financial Officer at (800) 298-1775.

2024 Highlights

COMMUNITY **GIVING**

$570,000
Charitable Giving



 **185,000**
Donations for Food
& Housing Insecurity

2,059
2024 Service Hours

PROVIDED
SUPPORT TO **192**
COMMUNITY ORGANIZATIONS

ECONOMIC **STABILITY**

OUTSTANDING
CRA RATING
2019 – 2021 | Helping Regions of Poverty

344 SMALL BUSINESS LOANS FOR **$91** MILLION

RESPECTABLE  WAGES

Community West Bancshares
Trend Analysis



Net Income (In Thousands)

- 2020: $20,347
- 2021: $28,401
- 2022: $26,645
- 2023: $25,536
- 2024: $7,666

Diluted Earnings Per Share

- 2020: $1.62
- 2021: $2.31
- 2022: $2.27
- 2023: $2.17
- 2024: $0.45

Average Total Loans (In Thousands)

- 2020: $1,055,712
- 2021: $1,069,653
- 2022: $1,133,919
- 2023: $1,263,226
- 2024: $1,978,386

Average Total Deposits (In Thousands)

- 2020: $1,568,194
- 2021: $1,974,576
- 2022: $2,156,092
- 2023: $2,155,241
- 2024: $2,655,928

Return on Shareholders' Equity

- 2020: 8.85%
- 2021: 11.50%
- 2022: 14.25%
- 2023: 13.81%
- 2024: 2.42%

Average Total Assets (In Thousands)

- 2020: $1,832,987
- 2021: $2,267,615
- 2022: $2,439,394
- 2023: $2,460,358
- 2024: $3,190,361

Community West **Bancshares**

Comparative Stock
Price Performance

Total Return Performance
Index Value



100.00
100.00
100.00
91.32
90.36
119.96
137.74
127.55
124.78
132.20
116.15
109.59
144.64
128.14
115.69
142.93
Russell 2000
130.96
KBW
Regional Banking
128.08
Community West
Bancshares
2019
2020
2021
2022
2023
2024

Note: The graph above shows the cumulative total shareholder return on Community West Bancshares common stock compared to the cumulative total returns for the Russell 2000 Index and the KBW Regional Banking, measured as of the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2019 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future stock performance.

Sources: S&P Global Market Intelligence and NASDAQ
© 2025

COMMUNITY WEST BANCSHARES
Consolidated Balance Sheets

December 31, 2024 and 2023 (In thousands, except share amounts)

ASSETS		2024		2023
Cash and due from banks	$	28,029	$	30,017
Interest-earning deposits in other banks		92,369		23,711
Total cash and cash equivalents		120,398		53,728
Available-for-sale debt securities, at fair value, net of allowance for credit losses of $0, with an amortized cost of $536,334 at December 31, 2024 and $669,646 at December 31, 2023, respectively		477,113		597,196
Held-to-maturity debt securities, at amortized cost less allowance for credit losses of $1,156 at December 31, 2024 and $1,051 at December 31, 2023, respectively		301,359		302,442
Equity securities, at fair value		6,586		6,649
Loans, less allowance for credit losses of $25,803 at December 31, 2024 and $14,653 at December 31, 2023, respectively		2,308,418		1,276,144
Bank premises and equipment, net		24,469		14,042
Bank owned life insurance		53,319		41,572
Federal Home Loan Bank stock		10,978		7,136
Goodwill		96,828		53,777
Core deposit intangibles		9,268		-
Accrued interest receivable and other assets		113,035		80,740
Total assets	$	3,521,771	$	2,433,426

LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits:				
Non-interest bearing	$	980,824	$	951,541
Interest bearing		1,929,953		1,090,071
Total deposits		2,910,777		2,041,612
Borrowings		133,442		80,000
Senior debt and subordinated debentures, net		69,889		69,744
Accrued interest payable and other liabilities		44,978		35,006
Total liabilities		3,159,086		2,226,362
Commitments and contingencies (Note 12)				
Shareholders' equity:				
Preferred stock, no par value; 10,000,000 shares authorized, none issued and outstanding		-		-
Non-voting common stock, 1,000,000 shares authorized; issued and outstanding: none at December 31, 2024 and December 31, 2023		-		-
Common stock, no par value; 80,000,000 shares authorized; issued and outstanding: 18,974,647 at December 31, 2024 and 11,818,039 at December 31, 2023		207,816		62,550
Retained earnings		209,984		210,548
Accumulated other comprehensive loss, net of tax		(55,115)		(66,034)
Total shareholders' equity		362,685		207,064
Total liabilities and shareholders' equity	$	3,521,771	$	2,433,426

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Income

For the Years Ended December 31, 2024, 2023, and 2022 (In thousands, except per share amounts)

	2024	2023	2022
Interest income:			
Interest and fees on loans	$ 130,166	$ 69,803	$ 55,907
Interest on deposits in other banks	4,355	3,576	391
Interest and dividends on investment securities:			
Taxable	20,384	23,437	20,011
Exempt from Federal income taxes	5,483	5,602	6,679
Total interest income	160,388	102,418	82,988
Interest expense:			
Interest on deposits	40,666	15,527	1,197
Interest on short-term borrowings	5,690	810	254
Interest on senior debt and subordinated debentures	3,665	3,652	1,971
Total interest expense	50,021	19,989	3,422
Net interest income before provision for credit losses	110,367	82,429	79,566
Provision for credit losses	11,113	309	995
Net interest income after provision for credit losses	99,254	82,120	78,571
Non-interest income:			
Interchange fees	2,078	1,780	1,847
Service charges	1,798	1,503	2,014
Appreciation in cash surrender value of bank owned life insurance	1,325	1,035	985
Loan placement fees	893	584	899
Federal Home Loan Bank dividends	796	498	367
Net realized gain on sale of assets	7	402	15
Net realized losses on sales and calls of investment securities	(4,199)	(907)	(1,730)
Other income	3,747	2,125	657
Total non-interest income	6,445	7,020	5,054
Non-interest expenses:			
Salaries and employee benefits	48,470	31,367	28,917
Merger and acquisition expense	9,614	1,191	-
Occupancy and equipment	9,479	5,726	5,131
Information technology	5,940	3,616	3,344
Professional services	2,825	2,234	1,519
Data processing expense	3,748	2,621	2,245
Regulatory assessments	1,837	1,312	851
ATM/Debit card expenses	1,750	757	809
Directors' expenses	752	614	282
Advertising	854	542	557
Loan related expenses	802	478	479
Personnel other	345	404	323
Amortization of core deposit intangibles	751	68	454
Other expense	7,534	4,370	3,573
Total non-interest expenses	94,701	55,300	48,484
Income before provision for income taxes	10,998	33,840	35,141
Provision for income taxes	3,332	8,304	8,496
Net income	$ 7,666	$ 25,536	$ 26,645
Basic earnings per common share	$ 0.45	$ 2.17	$ 2.27
Diluted earnings per common share	$ 0.45	$ 2.17	$ 2.27
Cash dividends per common share	$ 0.48	$ 0.48	$ 0.48

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2024, 2023, and 2022 (In thousands)

	2024	2023	2022
Net income	$ 7,666	$ 25,536	$ 26,645
Other Comprehensive Income (Loss):			
Unrealized gains (losses) on securities:			
Unrealized holdings gains (losses) arising during the period	9,028	18,286	(129,527)
Less: reclassification for net losses included in net income	4,199	907	1,730
Amortization of net unrealized losses transferred	2,276	2,376	1,651
Other comprehensive income (loss), before tax	15,503	21,569	(126,146)
Tax (expense) benefit related to items of other comprehensive income (loss)	(4,584)	(6,376)	37,287
Total other comprehensive income (loss)	10,919	15,193	(88,859)
Comprehensive income (loss)	$ 18,585	$ 40,729	$ (62,214)

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Changes In Shareholders' Equity

For the Years Ended December 31, 2024, 2023, and 2022 (In thousands, except share amounts)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Net of Taxes)	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2022	11,916,651	$ 66,820	$ 173,393	$ 7,632	$ 247,845
Net income	-	-	26,645	-	26,645
Other comprehensive loss, net of tax	-	-	-	(88,859)	(88,859)
Restricted stock granted, net of forfeitures	42,399	-	-	-	-
Stock issued under employee stock purchase plan	13,351	216	-	-	216
Stock awarded to employees	13,446	-	-	-	-
Stock-based compensation expense	-	776	-	-	776
Cash dividend ($0.48 per common share)	-	-	(5,638)	-	(5,638)
Stock options exercised	50,205	489	-	-	489
Repurchase and retirement of common stock	(300,761)	(6,814)	-	-	(6,814)
Balance, December 31, 2022	11,735,291	61,487	194,400	(81,227)	174,660
Implementation of ASU 2016-13, Current Expected Credit Loss (CECL) Day 1 Adjustment	-	-	(3,731)	-	(3,731)
Adjusted Balance, January 1, 2023	11,735,291	61,487	190,669	(81,227)	170,929
Net income	-	-	25,536	-	25,536
Other comprehensive income, net of tax	-	-	-	15,193	15,193
Restricted stock granted, net of forfeitures	58,467	-	-	-	-
Stock issued under employee stock purchase plan	13,973	206	-	-	206
Stock awarded to employees	10,347	-	-	-	-
Stock-based compensation expense	-	858	-	-	858
Cash dividend ($0.48 per common share)	-	-	(5,657)	-	(5,657)
Repurchase and retirement of common stock	(39)	(1)	-	-	(1)
Balance, December 31, 2023	11,818,039	62,550	210,548	(66,034)	207,064
Net income	-	-	7,666	-	7,666
Other comprehensive income, net of tax	-	-	-	10,919	10,919
Stock issued for acquisition	7,037,202	143,712	-	-	143,712
Restricted stock granted, net of forfeitures	68,702	-	-	-	-
Stock issued under employee stock purchase plan	15,504	248	-	-	248
Stock-based compensation expense	-	879	-	-	879
Cash dividend ($0.48 per common share)	-	-	(8,230)	-	(8,230)
Stock options exercised	37,289	465	-	-	465
Repurchase and retirement of common stock	(2,089)	(38)	-	-	(38)
Balance, December 31, 2024	18,974,647	$ 207,816	$ 209,984	$ (55,115)	$ 362,685

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024, 2023, and 2022 (in thousands)

	2024	2023	2022
Cash Flows From Operating Activities:			
Net income	$ 7,666	$ 25,536	$ 26,645
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (increase) decrease in deferred loan costs	(200)	786	(422)
Depreciation	2,206	891	755
Accretion of discounts on investment securities	(1,813)	(1,890)	(1,520)
Amortization of premiums on investment securities	4,198	8,860	9,517
Amortization of debt issuance costs	145	145	145
Accretion of premiums and discounts on acquired loans, net	(9,694)	(325)	(521)
Amortization of fair value marks on liabilities assumed	5,385	-	-
Stock-based compensation	879	858	776
Provision for credit losses	11,113	309	995
Net realized losses on sales and calls of AFS securities	4,199	907	1,730
Net gain on sale and disposal of equipment	(7)	(402)	(15)
Net change in equity investments	63	(91)	858
Appreciation in cash surrender value of bank owned life insurance	(1,325)	(1,035)	(985)
Net decrease (increase) in accrued interest receivable and other assets	1,101	(8,798)	(7,361)
Net (decrease) increase in accrued interest payable and other liabilities	(847)	1,666	(7,148)
(Benefit) provision for deferred income taxes	(867)	110	224
Net cash provided by operating activities	22,202	27,527	23,673
Cash Flows From Investing Activities:			
Net cash and cash equivalents acquired in acquisition	58,521	-	-
Purchases of available-for-sale investment securities	-	-	(301,699)
Proceeds from sales or calls of AFS securities	64,230	26,361	252,331
Proceeds from sales or calls of HTM securities	20	35	-
Proceeds from maturity and principal repayment of AFS securities	59,947	38,229	67,795
Proceeds from principal repayments of HTM securities	1,650	2,377	1,421
Net increase in loans	(113,078)	(34,972)	(216,002)
Purchases of premises and equipment	(5,039)	(9,806)	(362)
Purchases of bank owned life insurance	(1,450)	-	-
FHLB stock purchased	(350)	(967)	(574)
Proceeds from sale of premises and equipment	22	3,262	15
Net cash provided by (used in) investing activities	64,473	24,519	(197,075)
Cash Flows From Financing Activities:			
Net increase (decrease) in demand, interest-bearing and savings deposits	37,000	(152,178)	(1,041)
Net (decrease) increase in time deposits	(14,450)	94,142	(22,107)
Proceeds from short-term borrowings from Federal Home Loan Bank	972,000	3,411,500	2,452,826
Repayments of short-term borrowings to Federal Home Loan Bank	(962,000)	(3,422,500)	(2,406,826)
Proceeds of issuance of senior debt	-	-	30,000
Proceeds of borrowings from other financial institutions	-	116,500	-
Repayments of borrowings from other financial institutions	(45,000)	(71,500)	-
Purchase and retirement of common stock	(38)	(1)	(6,814)
Proceeds from stock issued under employee stock purchase plan	248	206	216
Proceeds from exercise of stock options	465	-	489
Cash dividend payments on common stock	(8,230)	(5,657)	(5,638)
Net cash (used in) provided by financing activities	(20,005)	(29,488)	41,105
Increase (decrease) in cash and cash equivalents	66,670	22,558	(132,297)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	53,728	31,170	163,467
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 120,398	$ 53,728	$ 31,170
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 48,773	$ 20,005	$ 2,831
Income taxes	$ 2,572	$ 7,700	$ 8,314
Operating cash flows from operating leases	$ 3,120	$ 2,484	$ 2,221
Non-cash investing and financing activities:			
Unrealized gain (loss) on securities available for sale	$ 13,227	$ 19,193	$ (127,797)
Transfer of securities from AFS to HTM	$ -	$ -	$ 332,007
Transfer of unrealized losses on securities from AFS to HTM	$ -	$ -	$ (25,328)
Acquisition:			
Assets acquired	$ 1,040,939	$ -	$ -
Liabilities assumed	$ (940,276)	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - Effective April 1, 2024, Central Valley Community Bancorp, completed its merger transaction with Community West Bancshares. Shortly thereafter, Community West Bank, a wholly owned subsidiary of Community West Bancshares, merged with and into Central Valley Community Bank, a wholly owned subsidiary of Central Valley Community Bancorp, with Central Valley Community Bank being the surviving banking institution. Effective with these mergers, the names of Central Valley Community Bancorp and Central Valley Community Bank were changed to Community West Bancshares and Community West Bank, respectively.

Community West Bancshares (the "Company") was incorporated on February 7, 2000 and subsequently obtained approval from the Board of Governors of the Federal Reserve System to be a bank holding company in connection with its acquisition of Community West Bank (the "Bank"). The Company became the sole shareholder of the Bank on November 15, 2000 in a statutory merger, pursuant to which each outstanding share of the Bank's common stock was exchanged for one share of common stock of the Company.

Service 1st Capital Trust I (the Trust) is a business trust formed by Service 1st for the sole purpose of issuing trust preferred securities. The Company succeeded to all the rights and obligations of Service 1st in connection with the acquisition of Service 1st. The Trust is a wholly-owned subsidiary of the Company.

The Bank operates 26 full service offices throughout California's San Joaquin Valley, Greater Sacramento Region and Central Coast. The Bank's primary source of revenue is providing loans to customers who are predominately small and middle-market businesses and individuals.

The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. Depositors' accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

The accounting and reporting policies of the Company and the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Operating Segments - The Company determines its reporting units in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, Segment Reporting. The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The chief operating decision-maker is responsible for the allocation of resources and assessing the performance of the operating segment and has been identified as the Chief Executive Officer of the Company. The chief operating decision maker has determined that because all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank. The Company operates as one operating segment which is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, the Bank. Intercompany transactions and balances are eliminated in consolidation.

For financial reporting purposes, Service 1st Capital Trust I, is a wholly-owned subsidiary acquired in the merger of Service 1st and formed for the exclusive purpose of issuing trust preferred securities. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability on the Company's consolidated financial statements. The Company's investment in the common stock of the Trust is included in accrued interest receivable and other assets on the consolidated balance sheets.

Use of Estimates - The preparation of these financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates the estimates used. Estimates are based upon historical experience, current economic conditions and other factors that management considers reasonable under the circumstances.

These estimates result in judgments regarding the carrying values of assets and liabilities when these values are not readily available from other sources, as well as assessing and identifying the accounting treatments of contingencies and commitments. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, cash, due from banks with original maturities less than 90 days, interest-earning deposits in other banks, and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold and purchased for one-day periods. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, and Federal funds purchased.

Investment Securities - Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value in the period which the transfer occurs.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. Premiums and discounts on securities are amortized or accreted on the level yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

Allowance for Credit Losses on Available-for-Sale Debt Securities - For available-for-sale ("AFS") debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more than likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of the cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision (or credit) for credit losses. Losses are charged against the allowance when management believes that the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Held-to-Maturity Debt Securities - Management measures expected credit losses on held-to-maturity ("HTM") debt securities on a collective basis by major security type. The estimate of expected credit losses considers historical credit loss information based on industry data that is adjusted for current conditions and reasonable and supportable forecasts. Management classifies the held-to-maturity portfolio into the following major security types: Obligations of States and Political Subdivisions, U.S. Government sponsored Entities and Agencies collateralized by Residential Mortgage Obligations, Private Label Mortgage and Asset Backed Securities, and Corporate Debt Securities.

The Company elected the practical expedient under ASC 326-20-30-5A to exclude accrued interest from the amortized cost basis when measuring potential impairment. Additionally, management notes that due to this election, accrued interest is separately reported from the securities' amortized cost basis.

Loans - All loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at principal balances outstanding net of deferred loan fees and costs, and the allowance for credit losses. Interest is accrued daily based upon outstanding loan principal balances. However,

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

when a loan becomes impaired and the future collectability of interest and principal is in serious doubt, the loan is placed on nonaccrual status and the accrual of interest income is suspended. Any loan delinquent 90 days or more is automatically placed on nonaccrual status. Any interest accrued but unpaid is charged against income. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to principal until fully collected and then to interest.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan placed on non-accrual status may be restored to accrual status when principal and interest are no longer past due and unpaid, or the loan otherwise becomes both well secured and in the process of collection. When a loan is brought current, the Company must also have reasonable assurance that the obligor has the ability to meet all contractual obligations in the future, that the loan will be repaid within a reasonable period of time, and that a minimum of six months of satisfactory repayment performance has occurred.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, and amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Acquired Loans and Leases - Loans and leases acquired through purchase or through a business combination are recorded at their fair value at the acquisition date. At the time of an acquisition, we evaluate loans to determine if they are purchase credit deteriorated ("PCD") loans. PCD loans are those acquired loans with evidence of more than insignificant credit deterioration since loan origination. This determination is made by considering past due and nonaccrual status, prior designation of a troubled debt restructuring, or other factors that may suggest we will not be able to collect all contractual payments. PCD loans are initially recorded at fair value with a gross up for the allowance for credit losses, which becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit premium or discount which is amortized or accreted over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision or credit to the allowance for credit losses.

While credit discounts are included in the determination of fair value for non-credit deteriorated loans, an allowance for loan loss is established at acquisition using the same methodology as originated loans since these discounts are accreted or amortized over the life of the loan. Subsequent deterioration or improvements in expected credit losses are recorded through a provision or credit to the allowance for credit losses on loans.

Allowance for Credit Losses on Loans - The allowance for credit losses ("ACL") on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance is established through a provision for credit losses which is charged to expense. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

On January 1, 2023, the Company adopted ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, credit losses recognized on available-for-sale debt securities will be presented as an allowance as opposed to a write-down, based on management's intent to sell the security or the likelihood the Company will be required to sell the security before recovery of the amortized cost basis.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for the reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recognized an increase in the allowance

for credit losses on loans totaling $3,910,000, a reserve for credit losses for held-to-maturity securities of $775,000, and an increase to the reserve for unfunded commitments of $612,000 with a corresponding decrease, net of taxes, in retained earnings, of $3,731,000 as of January 1, 2023 for the cumulative effect of adopting ASC 326.

The Company elected the practical expedient under ASC 326-20-30-5A to exclude accrued interest from the amortized cost basis when measuring potential impairment. Additionally, management notes that due to this election, accrued interest is separately reported from the loans' amortized cost basis.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience from national and local peer data provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for the differences in the current loan-specific risk characteristics, such as differences in loan-to-values, portfolio mix, or term as well as for changes in environmental conditions, such as changes in unemployment rates, market interest rates, property values, or other relevant factors. Management may assign qualitative factors to each loan segment if there are material risks or improvements present but not yet captured in the model environment.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company segregates the allowance by portfolio segment. These portfolio segments include commercial, commercial real estate, 1-4 family real estate and consumer loans. The relative significance of risk considerations vary by portfolio segment. Real estate construction loans, as summarized by class within the loan footnote, are disaggregated into either the commercial real estate or 1-4 family real estate allowance segments based on the type of construction loan due to the varying risks between commercial and consumer construction.

Commercial:

Commercial and industrial - Commercial and industrial loans are generally underwritten to existing cash flows of operating businesses. Additionally, economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Past due payments may indicate the borrower's capacity to repay their obligations may be deteriorating.

Agricultural production - Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of Company and borrowers: commodity prices and weather conditions.

Commercial Real Estate:

Commercial real estate construction and other land loans - Commercial land and construction loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified costs and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate—owner-occupied - Real estate collateral secured by commercial or professional properties with repayment arising from the owner's business cash flows. To meet this classification, the owner's operation must occupy no less than 50% of the real estate held. Financial profitability and capacity to meet the cyclical nature of the industry and related real estate market over a significant timeframe is essential.

Commercial real estate—non-owner occupied - Investor commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flows to service debt obligations.

Farmland - Agricultural loans secured by real estate generally possess a higher inherent risk of loss caused by changes in concentration of permanent plantings, government subsidies, and the value of the U.S. dollar affecting the export of commodities.

Multi-family - These properties are generally comprised of more than four rentable units, such as apartment buildings, with each unit intended to be occupied

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as the primary residence for one or more persons. Multi-family properties are also subject to changes in general or regional economic conditions, such as unemployment, ultimately resulting in increased vacancy rates or reduced rents or both. In addition, new construction can create an oversupply condition and market competition resulting in increased vacancy, reduced market rents, or both. Due to the nature of their use and the greater likelihood of tenant turnover, the management of these properties is more intensive and therefore is more critical to the preclusion of loss.

1-4 Family Real Estate: Including 1-4 family close-ended, revolving real estate loans, and residential construction loans, the degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends may indicate that the borrowers' capacity to repay their obligations may be deteriorating

Consumer:

Manufactured housing - The Company has a financing program for manufactured housing to provide affordable home ownership. These loans are offered in mobile home parks throughout California primarily on or near the coast. The manufactured housing loans are secured by the manufactured home and are retained in the Company's loan portfolio. The primary risks of manufactured housing loans include the borrower's inability to pay, material decreases in the value of the collateral, and significant increases in interest rates, which may reduce the borrower's ability to make the required principal or interest payments.

Other installment loans - A consumer installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, such as automobiles. Other consumer loans include other open ended unsecured consumer loans. Open ended unsecured loans generally have a higher rate of default than all other portfolio segments and are also impacted by weak economic conditions and trends.

When loans do not share similar risk characteristics, the Company evaluates the loan for expected credit losses on an individual basis. Loans evaluated individually are not included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Risk Rating - The Company assigns a risk rating to all loans, and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. The most recent review of risk ratings was completed in December 2024. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company's regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

Pass - A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

Special Mention - A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard - A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well-defined weaknesses include a project's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the project's failure to fulfill economic

expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. Doubtful classification is considered temporary and short term.

Loss - Loans classified as loss are considered uncollectible and charged off immediately.

The general reserve component of the allowance for credit losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors including economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole. Inherent credit risk and qualitative reserve factors are inherently subjective and are driven by the repayment risk associated with each class of loans.

Allowance for Credit Losses on Unfunded Commitments - The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Bank Premises and Equipment - Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of Bank premises are estimated to be between 20 and 40 years. The useful lives of improvements to Bank premises, furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

The Bank evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Federal Home Loan Bank (FHLB) Stock - The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Investments in Low Income Housing Tax Credit Funds - The Bank has invested in limited partnerships that were formed to develop and operate affordable housing projects for low or moderate income tenants throughout California. The Company accounts for the investments in qualified affordable housing tax credit funds using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized as part of income tax expense (benefit). Each of the partnerships must meet the regulatory minimum requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credit may be denied for any period in which the project is not in compliance and a portion of the credit previously taken is subject to recapture with interest. The Company's investment in Low Income Housing Tax Credit ("LIHTC") partnerships is reported in other assets on the consolidated balance sheets.

Other Real Estate Owned - Other real estate owned (OREO) is comprised of property acquired through foreclosure proceedings or acceptance of deeds-in-lieu of

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

foreclosure. Losses recognized at the time of acquiring property in full or partial satisfaction of debt are charged against the allowance for credit losses. OREO, when acquired, is initially recorded at fair value less estimated disposition costs, establishing a new cost basis. Fair value of OREO is generally based on an independent appraisal of the property. Subsequent to initial measurement, OREO is carried at the lower of the recorded investment or fair value less disposition costs. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Revenues and expenses associated with OREO are reported as a component of noninterest expense when incurred. There was no other real estate owned at December 31, 2024 and at December 31, 2023.

Foreclosed Assets - Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through operations. Operating costs after acquisition are expensed. Gains and losses on disposition are included in noninterest expense. There were no foreclosed assets at December 31, 2024 and at December 31, 2023.

Bank Owned Life Insurance - The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Servicing Assets - The Company is an approved Federal Agricultural Mortgage Corporation ("Farmer Mac") seller/servicer. Servicing assets are recognized as separate assets as certain servicing requirements are retained. Servicing assets are amortized over the period of estimated net servicing income. The Company uses Farmer Mac prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing assets for impairment quarterly. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis. The initial servicing asset and resulting gain is calculated based on the contractual net servicing fees. Farmer Mac servicing assets are valued based on the net servicing fee and estimated life of seven years, and discounted using the Company's borrowing rate. Farmer Mac servicing assets measured under the amortization method were $2.4 million at December 31, 2024 and was acquired as a result of the merger on April 1, 2024. Servicing assets are recorded in other assets on the consolidated balance sheets.

Business Combinations - The Company accounts for acquisitions of businesses using the acquisition method of accounting. Under the acquisition method, assets and liabilities assumed are recorded at their estimated fair values at the date of acquisition. Management utilizes various valuation techniques included discounted cash flow analyses to determine these fair values. Any excess of the purchase price over amounts allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed is recorded as goodwill.

Goodwill - Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the net fair value of assets, including identified intangible assets, acquired and liabilities assumed in the transactions accounted for under the acquisition method of accounting. The value of goodwill is ultimately derived from the Bank's ability to generate net earnings after the acquisitions. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

The Company has selected September 30 as the date to perform the annual impairment test. Management assessed qualitative factors including performance trends and noted no factors indicating goodwill impairment. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No such events or circumstances arose during the fourth quarter of 2024, so goodwill was not required to be retested. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Intangible Assets - The intangible assets at December 31, 2024 represent the estimated fair value of the core deposit relationships acquired in business combinations. Core deposit intangibles are being amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. Management evaluates the remaining useful lives quarterly to determine whether events or

circumstances warrant a revision to the remaining periods of amortization. Based on the evaluation, no changes to the remaining useful lives was required. During 2024 the amortization of the core deposit intangible, from previously completed acquisitions, was completed. Therefore, Management did not need to perform an annual impairment test on core deposit intangibles as of September 30, 2024, as no impairment was possible. Core deposit intangibles could also be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Loan Commitments and Related Financial Instruments - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes - The Company files its income taxes on a consolidated basis with the Bank. The allocation of income tax expense represents each entity's proportionate share of the consolidated provision for income taxes.

Income tax expense represents the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

Accounting for Uncertainty in Income Taxes - The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Retirement Plans - Employee 401(k) plan expense is the amount of employer matching contributions. Profit sharing plan expense is the amount of employer contributions. Contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Deferred compensation and supplemental retirement plan expense is allocated over years of service.

Earnings Per Common Share - Basic earnings per common share (EPS), which excludes dilution, is computed by dividing income available to common shareholders (net income after deducting dividends, if any, on preferred stock and accretion of discount) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options or warrants, result in the issuance of common stock which shares in the earnings of the Company. All data with respect to computing earnings per share is retroactively adjusted to reflect stock dividends and splits and the treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. Common stock awards for performance vest immediately. Holders of restricted stock awards receive non-forfeitable dividends at the same rate as common stockholders and they both share equally in undistributed earnings. Therefore, under the two-class method the difference in EPS is not significant for these participating securities.

Comprehensive Income (Loss) - Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Restrictions on Cash - Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Share-Based Compensation - Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Additionally, the compensation expense for the Company's employee stock ownership plan is based on the market price of the shares as they are committed to be released to participant accounts. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications - Certain reclassifications have been made to prior year financial statements to conform to the classifications used in 2023. None of the reclassifications had an impact on equity or net income.

Impact of New Financial Accounting Standards Adopted in 2024
In November 2023, the FASB issued ASU 2023-07—Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The update enhances disclosures by requiring entities to provide more detailed information about significant segment expenses, other segment items, and measures of segment profit or loss used by the chief operating decision makers (CODMs). The guidance also requires qualitative descriptions of the methods used to determine segment profit/loss and asset measurement. The adoption of this standard did not have a material impact on the Company's consolidated financial statements but resulted in expanded disclosures within Note 18 on Operating Segments.

On March 28, 2023, the FASB issued ASU 2023-02, "Investments—Equity Method and Joint Ventures (ASC 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method." ASU 2014-01, "Investments—Equity method and Joint Ventures (ASC 323): Accounting for Investments in Qualified Affordable Housing Projects", previously introduced the option to apply the proportional amortization method to account for investments made primarily for the purpose of receiving income tax credits and other income tax benefits when certain requirements are met; however, this guidance limited the proportional amortization method to investments in low-income-housing tax credit ("LIHTC") structures. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of net income tax expense (benefit). Equity investments in other tax credit structures are typically accounted for using the equity method, which results in investment income, gains and losses, and tax credits being presented gross on the income statement in their respective line items.

The amendments in this update permit reporting entities to elect to account for certain tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax benefits in the income statement as a component of income tax expense (benefit). To qualify for the proportional amortization method, all of the following conditions must be met: (1) It is probable that the income tax credits allocated to the tax equity

investor will be available; (2) The tax equity investor does not have the ability to exercise significant influence over the operating and financial policies of the underlying project; (3) Substantially all of the projected benefits are from income tax credits and other income tax benefits. Projected benefits included income tax credits, other income tax benefits, and other non-income tax-related benefits. The projected benefits are determined on a discounted basis, using a discount rate that is consistent with the cash flow assumptions used by the tax equity investor in making its decision to invest in the project; (4) The tax equity investor's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive; and (5) The tax equity investor is a limited liability investor in the limited liability entity for both legal and tax purposes, and the tax equity investor's liability is limited to its capital investment. An accounting policy election is allowed to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis rather than electing to apply the proportional amortization method at the reporting entity level or to individual investments.

The amendments in this update require specific disclosures that must be applied to all investments that generate income tax credits and other income tax benefits from a tax credit program for which the entity has elected to apply the proportional amortization method. The amendments require that a reporting entity disclose certain information in annual and interim reporting periods that enable investors to understanding the following information about its investments that generate income tax credits and other income tax benefits from a tax credit program including: (1) The nature of its tax equity investments; and (2) The effect of its tax equity investments and related income tax credits and other income tax benefits on its financial position and results of operations.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. Early adoption is permitted in any interim period. If early adoption is elected, the provisions shall be adopted as of the beginning of the fiscal year that includes the interim period of adoption. The amendments in this update must be applied on either a modified retrospective or a retrospective basis. The Company was already recognizing the low-income housing tax credits using the proportional amortization method and therefore adoption of this ASU on January 1, 2024 had no impact on the consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted
In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative ("ASU 2023-06"), amending disclosure or presentation requirements related to various subtopics in the FASB's ASC. ASU 2023-06 was issued in response to the SEC's initiative to update and simplify disclosure requirements. The SEC identified 27 disclosure requirements that were incremental to those in the ASC and referred them to the FASB for potential incorporation into U.S. GAAP. To avoid duplication, the SEC intended to eliminate those disclosure requirements from existing SEC regulations as the FASB incorporated them into the relevant ASC subtopics. ASU 2023-06 adds 14 of the 27 identified disclosure or presentation requirements to the ASC. ASU 2023-06 is to be applied prospectively, and early adoption is prohibited. For reporting entities subject to the SEC's existing disclosure requirements, the effective dates of ASU 2023-06 will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the ASC and will not become effective for any entities. ASU 2023-06 is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 will require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. Entities will also be required to disclose income/(loss) from continuing operations before income tax expense/(benefit) disaggregated between domestic and foreign, as well as income tax expense/(benefit) from continuing operations disaggregated by federal, state, and foreign. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures ("Subtopic 220-40"): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This standard responds to investor input by requiring public companies to disclose, in interim and annual reporting periods, additional information

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

about certain expenses in the notes to the financial statements. This standard is effective for all entities that are subject to Subtopic 220-40, for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, but early adoption is permitted. The Company is currently evaluating the impact of the amendments on our financial statement disclosures upon adoption.

2. BUSINESS COMBINATIONS

Effective on April 1, 2024, Central Valley Community Bancorp ("Central Valley") completed its merger transaction with Community West Bancshares ("Community West"). Shortly thereafter Community West Bank ("CWB"), a wholly owned subsidiary of Community West, merged with and into Central Valley Community Bank ("CVCB"), a wholly-owned subsidiary of Central Valley, with CVCB being the surviving banking institution. Effective with these mergers, the names of Central Valley and CVCB were changed to Community West Bancshares and Community West Bank, respectively.

Pursuant to the terms of the merger, holders of Community West common stock received 0.79 of a share of common stock of Central Valley for each share of Community West common stock held immediately prior to the effective time of the mergers, with cash to be paid in lieu of any fractional shares of common stock of Central Valley. As a result of the mergers, Central Valley issued approximately 7,037,202 shares of Central Valley common stock. The financial condition and results of operation of the combined companies is reported in the second quarter results.

The acquisition of Community West has been accounted for using the acquisition method of accounting in accordance with ASC Topic 805. Assets acquired, liabilities assumed, intangibles recognized and consideration exchanged was recorded at their respective acquisition date fair values. Determining the fair value of assets and liabilities involves significant judgment regarding methods and assumptions used to calculate estimated fair values. We recorded the fair values based on the valuations available as of reporting date. The Company utilized the discounted cash flow methodology to determine the fair value of loans, which included significant assumptions relating to market discount rates using a build-up approach and default and loss rates. In the determination of the core deposit intangible, the Company utilized a discounted economic benefit methodology that included significant assumptions related to deposit runoff rates, cost of deposits, cost of alternative funds, and a discount rate applied.

In accordance with business combination accounting guidance, we will continue to evaluate these fair values for up to one year following the merger date of April 1, 2024. While management believes the information available and presented below provide a reasonable basis for estimating fair value, we may obtain additional information and evidence during the measurement period that could result in changes to the estimated fair value amounts. Valuation subject to change include, but not limited to, loans and leases, deposits, deferred tax items, and certain other assets and liabilities.

The following table summarizes the consideration paid for Community West Bank and the amounts of assets acquired and liabilities assumed that were recorded at the acquisition date (in thousands):

	Community West April 1, 2024
Fair value of consideration transferred:	
Fair value of shares issued	$ 139,970
Cash consideration	2
Fair value of options assumed	3,742
Total merger consideration	$ 143,714
Assets acquired:	
Cash and cash equivalents	$ 58,523
Securities available-for-sale	846
Loans and leases	920,097
Premises and equipment	7,608
Cash value of life insurance	8,971
Other assets	44,894
Total assets acquired	1,040,939
Liabilities assumed:	
Deposits	(844,035)
Borrowings	(85,638)
Other liabilities	(10,603)
Total liabilities assumed	(940,276)
Total net assets acquired	100,663
Goodwill created from transaction	$ 43,051

The acquisition resulted in goodwill of $43 million, which is nondeductible for tax purposes, as this acquisition was a nontaxable transaction. Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired and reflects the related synergies from the combined operations.

The following table presents the fair value and gross contractual amounts receivable of acquired non-credit deteriorated loans from the recent acquisition on April 1, 2024, and their respective expected contractual cash flows as of the acquisition date:

	Community West April 1, 2024
Fair value	$ 892,090
Gross contractual amounts receivable	1,124,200
Estimate of contractual cash flows not expected to be collected (1)	13,375
Estimate of contractual cash flows expected to be collected	1,110,825

---

(1) Includes interest payments not expected to be collected due to loan prepayments as well as principal and interest payments not expected to be collected due to customer default.

The acquisition improves the Company's footprint in Central California, expanding to the Central Coast. The acquisition diversifies its commercial banking business, adds additional revenue enhancing products, improves the Bank's loan to deposit ratio, and creates operational efficiencies. Revenues and earnings of the acquired company since the acquisition date have not been disclosed as it is not practicable as Community West was merged into the Company and separate financial information is not readily available.

3. INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of securities available-for-sale and securities held-for-maturity at December 31, 2024 and 2023 and the corresponding amounts of gross unrealized gains and losses recognized in

Notes to Consolidated Financial Statements

3. INVESTMENT SECURITIES (Continued)

accumulated other comprehensive income (loss) and the allowance for credit losses on held-to-maturity securities (in thousands):

December 31, 2024

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
U.S. Treasury securities	$ 9,994	$ -	$ (936)	$ 9,058	$ -
U.S. Government agencies	70	-	(5)	65	-
Obligations of states and political subdivisions	183,766	-	(19,126)	164,640	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	76,732	8	(4,438)	72,302	-
Private label mortgage and asset backed securities	265,302	6	(34,753)	230,555	-
Corporate debt securities	470	23	-	493	-
	$ 536,334	$ 37	$ (59,258)	$ 477,113	$ -

December 31, 2024

Held to Maturity Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
Obligations of states and political subdivisions	$ 192,156	$ 54	$ (17,392)	$ 174,818	$ 12
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,095	-	(2,100)	8,995	-
Private label mortgage and asset backed securities	53,066	-	(5,633)	47,433	8
Corporate debt securities	46,198	-	(2,876)	43,322	1,136
	$ 302,515	$ 54	$ (28,001)	$ 274,568	$ 1,156

December 31, 2023

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
U.S. Treasury securities	$ 9,990	$ -	$ (1,036)	$ 8,954	$ -
U.S. Government agencies	102	-	(7)	95	-
Obligations of states and political subdivisions	198,070	-	(17,848)	180,222	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	88,874	3	(5,525)	83,352	-
Private label mortgage and asset backed securities	372,610	10	(48,047)	324,573	-
	$ 669,646	$ 13	$ (72,463)	$ 597,196	$ -

December 31, 2023

Held to Maturity Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
Obligations of states and political subdivisions	$ 192,070	$ 70	$ (14,188)	$ 177,952	$ 20
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,758	-	(1,692)	9,066	-
Private label mortgage and asset backed securities	54,579	-	(5,944)	48,635	11
Corporate debt securities	46,086	-	(4,736)	41,350	1,020
	$ 303,493	$ 70	$ (26,560)	$ 277,003	$ 1,051

Proceeds and gross realized (losses)/gains on investment securities for the years ended December 31, 2024, 2023, and 2022 are shown below (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Available-for-Sale Securities			
Proceeds from sales or calls	$ 64,230	$ 26,361	$ 252,331
Gross realized gains from sales or calls	$ -	$ -	$ 5,235
Gross realized losses from sales or calls	$ (4,199)	$ (907)	$ (6,965)

During the second quarter of 2022, the Company re-designated certain securities previously classified as available-for-sale to the held-to-maturity classification. The securities re-designated consisted of obligations of states and political subdivision securities, U.S. Government sponsored entity and agency securities collateralized by residential mortgage obligations, private label mortgage and asset backed securities, and corporate debt securities with a total carrying value of $306.7 million at April 1, 2022. At the time of re-designation, the securities included $25.3 million of pretax unrealized losses in other comprehensive income; which is being amortized over the remaining life of the securities in a manner consistent with the amortization of a premium or discount.

As market interest rates or risks associated with an available-for-sale security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

Losses recognized in 2024, 2023, and 2022 were incurred in order to strategically reposition the investment securities portfolio based on the current rate environment. The securities sold at a loss were acquired when the rate environment was not as volatile. The securities sold were primarily purchased to serve a purpose in the rate environment in which the securities were purchased. The Company addressed risks in the security portfolio by selling these securities and using the proceeds to fund loan growth and enhance on-balance sheet liquidity.

The provision for income taxes includes $1,241,000, $268,000, and $511,000 income tax benefit from the reclassification of unrealized net losses on available-for-sale securities to realized net losses on available-for-sale securities for the years ended December 31, 2024, 2023, and 2022, respectively.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investment securities at December 31, 2024 and 2023 by contractual maturity are shown in the two tables below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities

Notes to Consolidated Financial Statements

3. INVESTMENT SECURITIES (Continued)

may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

Available-for-Sale Securities	December 31, 2024 Amortized Cost	December 31, 2024 Estimated Fair Value	December 31, 2023 Amortized Cost	December 31, 2023 Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	15,661	14,056	9,992	8,954
After five years through ten years	33,585	29,670	40,264	35,379
After ten years	144,514	129,972	157,804	144,843
	193,760	173,698	208,060	189,176
Investment securities not due at a single maturity date:				
U.S. Government agencies	70	65	102	95
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	76,732	72,302	88,874	83,352
Private label mortgage and asset backed securities	265,302	230,555	372,610	324,573
Corporate debt securities	470	493	-	-
	$ 536,334	$ 477,113	$ 669,646	$ 597,196

Held-to-Maturity Securities	December 31, 2024 Amortized Cost	December 31, 2024 Estimated Fair Value	December 31, 2023 Amortized Cost	December 31, 2023 Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	24,535	23,368	8,463	8,136
After five years through ten years	60,369	54,685	74,746	68,552
After ten years	107,252	96,765	108,861	101,264
	192,156	174,818	192,070	177,952
Investment securities not due at a single maturity date:				
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,095	8,995	10,758	9,066
Private label mortgage and asset backed securities	53,066	47,433	54,579	48,635
Corporate debt securities	46,198	43,322	46,086	41,350
	$ 302,515	$ 274,568	$ 303,493	$ 277,003

At December 31, 2024, there were two issuers of private label mortgage securities in which the Company had holdings of securities in amounts greater than 10% of shareholders' equity. Investments with these issuers were in senior tranches or were rated "AAA" or higher and there were no credit issues identified.

The following table summarizes the Company's debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

December 31, 2024	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
Available-for-Sale Securities						
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 9,058	$ (936)	$ 9,058	$ (936)
U.S. Government agencies	-	-	65	(5)	65	(5)
Obligations of states and political subdivisions	1,853	(152)	162,787	(18,974)	164,640	(19,126)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	359	(4)	63,401	(4,434)	63,760	(4,438)
Private label residential mortgage and asset backed securities	-	-	226,070	(34,753)	226,070	(34,753)
	$ 2,212	$ (156)	$ 461,381	$ (59,102)	$ 463,593	$ (59,258)

December 31, 2024	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
Held-to-Maturity Securities						
Debt Securities:						
Obligations of states and political subdivisions	$ 110	$ (2)	$ 172,229	$ (17,390)	$ 172,339	$ (17,392)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	8,995	(2,100)	8,995	(2,100)
Private label residential mortgage and asset backed securities	-	-	47,433	(5,633)	47,433	(5,633)
Corporate debt securities	-	-	43,322	(2,876)	43,322	(2,876)
	$ 110	$ (2)	$ 271,979	$ (27,999)	$ 272,089	$ (28,001)

December 31, 2023	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
Available-for-Sale Securities						
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 8,954	$ (1,036)	$ 8,954	$ (1,036)
U.S. Government agencies	-	-	95	(7)	95	(7)
Obligations of states and political subdivisions	-	-	180,222	(17,848)	180,222	(17,848)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	392	(3)	82,760	(5,522)	83,152	(5,525)
Private label residential mortgage backed securities	-	-	323,655	(48,047)	323,655	(48,047)
	$ 392	$ (3)	$ 595,686	$ (72,460)	$ 596,078	$ (72,463)

3. INVESTMENT SECURITIES (Continued)

| | December 31, 2023 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-Maturity Securities						
Debt Securities:						
Obligations of states and political subdivisions	$ 108	$ (1)	$ 175,309	$ (14,187)	$ 175,417	$ (14,188)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	9,066	(1,692)	9,066	(1,692)
Private label residential mortgage and asset backed securities	-	-	48,635	(5,944)	48,635	(5,944)
Corporate debt securities	-	-	41,350	(4,736)	41,350	(4,736)
	$ 108	$ (1)	$ 274,360	$ (26,559)	$ 274,468	$ (26,560)

As of December 31, 2024, the Company had a total of 139 AFS debt securities in a gross unrealized loss position with no credit impairment, consisting of one U.S. Treasury security and U.S. Government agencies, 42 obligations of states and political subdivisions, 43 U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations, and 53 private label mortgage and asset backed securities.

Allowance for Credit Losses on Available-for-Sale Debt Securities
Each reporting period, the Company assesses each AFS debt security that is in an unrealized loss position to determine whether the decline in fair value below the amortized cost basis results from a credit loss or other factors. The Company did not record an ACL on any available for sale securities at December 31, 2024. The Company considers the unrealized losses across the classes of major security-type to be related to fluctuations in market conditions, primarily interest rates, and not reflective of a deterioration in credit value. In addition, as of December 31, 2024, the Company determined that it is not more likely than not that the Company would be required to sell securities.

The gross unrealized losses presented in the preceding tables were primarily attributable to interest rate increases and liquidity and were mainly comprised of the following:

- Obligations of States and Political Subdivisions: The unrealized losses on investments in obligations of states and political subdivisions are caused by increases in required yields by investors in these types of securities. It is expected that the securities would not be settled at a price less than the amortized cost of the investment.

- U.S. Treasury and Government Sponsored Entities and Agencies Collateralized by Residential Mortgage Obligations: The unrealized losses on the Company's investments in U.S. treasuries and government sponsored entities and agencies collateralized by residential mortgage obligations were caused by interest rate changes. The contractual cash flows of those investments are guaranteed or supported by an agency or sponsored entity of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment.

- Private Label Mortgage and Asset Backed Securities: The Company has invested exclusively in AA and AAA tranches of various private label mortgage and asset backed securities. Each purchase is subject to a credit and structure review prior to their purchase. Ratings are reviewed on a quarterly basis in addition to other metrics provided through third-party services. Following review of the financial metrics and ratings, management concluded that the unrealized loss position of the private label mortgage and asset backed securities related exclusively to the fluctuation in market conditions and were not reflective of any credit concerns with the tranches comprising the Company's investments.

No allowance for credit losses have been recognized on AFS debt securities in an unrealized loss position, as management does not believe that any of the securities are impaired due to credit risk factors as of December 31, 2024 and December 31, 2023.

Allowance for Credit Losses on Held-to-Maturity Debt Securities
The Company separately evaluates its HTM debt securities for any credit losses based on probability of default and loss given default utilizing historical industry data based on investment category, while also considering reasonable and supportable forecasts. The probability of default and loss given default are incorporated into the present value of expected cash flows and compared against amortized cost.

The allowance for credit losses on HTM securities was $1,156,000 as of December 31, 2024 compared to $1,051,000 as of December 31, 2023. The allowance for credit losses on HTM securities is driven by economic scenarios, estimated probabilities of default and loss given default. Economic scenarios are updated quarterly. The provisions for credit losses for the years ended December 31, 2024 and 2023 were driven solely from the impact of the economic scenarios. There were no changes to the weightings of the economic scenarios, or the assumptions used for the the estimated probabilities of default or loss given default.

The following table shows the summary of activities for the allowance for credit losses related to held-to-maturity debt securities for the twelve months ended December 31, 2024 and 2023 (in thousands):

| | For the Twelve Months Ended December 31, | |
Debt Securities Held-to-Maturity	2024	2023
Beginning ACL balance	$ 1,051	$ -
Impact of adoption of ASU 2016-13	-	775
Provision to credit losses	105	276
Total Ending ACL balance	$ 1,156	$ 1,051

The Company monitors credit quality of debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. For non-rated investment securities, management receives quarterly performance updates to monitor for any credit concerns. There were no HTM securities on nonaccrual or past due over 89 days and still on accrual. The following table summarizes the amortized cost of debt securities held-to-maturity at the dates indicated, aggregated by credit quality indicator. U.S. Government sponsored agencies are not included in the below tables as credit ratings are not applicable.

| | December 31, 2024 | | | December 31, 2023 | | |
Debt Securities Held-to-Maturity	AAA/AA/A	BBB	Unrated	AAA/AA/A	BBB/BB/B	Unrated
Obligations of states and political subdivisions	$ 192,156	$ -	$ -	$ 192,070	$ -	$ -
Private label mortgage and asset backed securities	51,427	-	1,639	46,334	-	8,245
Corporate debt securities	-	30,218	15,990	-	30,173	15,913
Total debt securities held-to-maturity	$ 243,583	$ 30,218	$ 17,629	$ 238,404	$ 30,173	$ 24,158

Investment securities with amortized costs totaling $476,966,000 and $343,629,000 and fair values totaling $435,571,000 and $315,069,000 were pledged as collateral for borrowing arrangements, public funds and for other purposes at December 31, 2024 and 2023, respectively.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS

The majority of the disclosures in this footnote are prepared at the class level, which is equivalent to the call report or call code classification. The roll forward of the allowance for credit losses is presented at the portfolio segment level. Accrued interest receivable on loans of $10,745,000 and $4,752,000 at December 31, 2024 and December 31, 2023 respectively is not included in the loan tables below and is

Notes to Consolidated Financial Statements

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS
(Continued)

included in other assets on the Company's balance sheets. Outstanding loans are summarized by class as follows:

Loan Type (Dollars in thousands)	December 31, 2024	December 31, 2023
Commercial:		
Commercial and industrial	$ 143,422	$ 105,466
Agricultural production	37,323	33,556
Total commercial	180,745	139,022
Real estate:		
Construction & other land loans	67,869	33,472
Commercial real estate—owner occupied	323,188	215,146
Commercial real estate—non-owner occupied	913,165	539,522
Farmland	139,815	120,674
Multi-family residential	133,595	61,307
1-4 family—close-ended	123,445	96,558
1-4 family—revolving	35,421	27,648
Total real estate	1,736,498	1,094,327
Consumer:		
Manufactured housing	322,263	-
Other installment	92,839	55,606
Total consumer	415,102	55,606
Total loans, net of discount	2,332,345	1,288,955
Net deferred origination costs	1,876	1,842
Loans, net of deferred origination costs	2,334,221	1,290,797
Allowance for credit losses	(25,803)	(14,653)
Total loans, net	$ 2,308,418	$ 1,276,144

At December 31, 2024 and December 31, 2023, loans originated under Small Business Administration (SBA) programs totaling $21,618,000 and $18,246,000, respectively, were included in the real estate and commercial categories, of which, $16,519,000 or 76% and $13,955,000 or 76%, respectively, are secured by government guarantees.

Allowance for Credit Losses on Loans

The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenario forecast approach. These scenarios may consist of a base forecast representing the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions.

When a loan no longer shares similar risk characteristics with other loans, such as in the case of certain nonaccrual loans, the Company estimates the allowance for credit losses on an individual loan basis.

The following table shows the summary of activities for the allowance for credit losses as of and for the twelve months ended December 31, 2024, 2023, and 2022 by portfolio segment (in thousands):

	Commercial	Commercial Real Estate	1-4 Family Real Estate	Consumer	Total
Allowance for credit losses:					
Beginning balance, January 1, 2024	$ 1,475	$ 9,792	$ 2,435	$ 951	$ 14,653
Allowance for loan loss on purchased credit deteriorated loans (PCD)	375	371	2	73	821
Provision for credit losses (1)	515	7,543	242	2,492	10,792
Charge-offs	(677)	-	-	(132)	(809)
Recoveries	64	60	72	150	346
Ending balance, December 31, 2024	$ 1,752	$ 17,766	$ 2,751	$ 3,534	$ 25,803

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $11,113 includes a $105 provision for held-to-maturity securities and a $216 provision for unfunded loan commitments.

	Commercial	Commercial Real Estate	1-4 Family	Consumer	Unallocated	Total
Allowance for credit losses:						
Beginning balance, January 1, 2023 prior to adoption of ASU 2016-13 (CECL)	$ 1,820	$ 7,803	601	$ 284	$ 340	$ 10,848
Impact of adoption of ASU 2016-13	448	1,693	1,620	489	(340)	3,910
(Credit) provision for credit losses (1)	(766)	296	199	186	-	(85)
Charge-offs	(636)	-	-	(53)	-	(689)
Recoveries	609	-	15	45	-	669
Ending balance, December 31, 2023	$ 1,475	$ 9,792	$ 2,435	$ 951	$ -	$ 14,653

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $309 includes a $276 provision for held-to-maturity securities and a $118 provision for unfunded loan commitments.

Notes to Consolidated Financial Statements

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

	Commercial	Real Estate	Consumer	Unallocated	Total
Allowance for credit losses:					
Beginning balance, January 1, 2022	$ 2,011	$ 6,741	568	$ 280	$ 9,600
(Credit) provision for credit losses (1)	(531)	1,062	409	60	1,000
Charge-offs	(27)	-	(151)	-	(178)
Recoveries	367	-	59	-	426
Ending balance, December 31, 2022	$ 1,820	$ 7,803	$ 885	$ 340	$ 10,848

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $995 includes a $(5) credit for unfunded loan commitments.

During the twelve month period ended December 31, 2024, the provision for credit losses was primarily driven by the Day 1 provision for expected credit losses related to the loan portfolio acquired to the merger with Community West Bancshares. As of April 1, 2024, the Company recorded a provision for loan losses for non PCD loans of $10,877,000 and an allowance for credit losses for PCD loans $821,000 for the loan portfolio with a fair value of $920 million. During 2024, the Company adjusted the weightings utilized for the most likely, downside, or upside economic scenarios by adding a fourth scenario. The fourth economic scenario added was a downside scenario that projected less severe economic effects as compared to the existing downside scenario used in the reserve calculation. The more moderate downside scenario was added in recognition of the risk of a broader economic downturn in the economy occurring in the next twelve months not as severe as the previous downside scenario. Management believes that the addition of the fourth scenario provides a balanced range for expected credit losses. The Company updated its peer group during the second quarter of 2024, adding peer banks within the central coast of California and also larger peer banks due to the Company's expanded footprint and increased asset size. Management believes that the allowance for credit losses at December 31, 2024 appropriately reflected expected credit losses in the loan portfolio at that date.

The following table presents the composition of nonaccrual loans as of December 31, 2024 (in thousands). There were no loans on nonaccrual as of December 31, 2023.

	December 31, 2024		
	With an ACL	Without an ACL	Total Nonaccrual
Commercial real estate—owner occupied	$ -	$ 120	$ 120
Commercial real estate—non-owner occupied	-	378	378
Farmland	-	2,398	2,398
1-4 family real estate	-	2,335	2,335
Consumer	-	15	15
Manufactured housing	-	1,215	1,215
Total	$ -	$ 6,461	$ 6,461

The following table presents the amortized cost basis of collateral dependent loans by class of loans and by collateral type as of the dates indicated as of December 31, 2024 (in thousands). As of December 31, 2023, there were no collateral dependent loans.

	December 31, 2024			
	Manufactured Homes	Real Estate	Machinery & Equipment	Total
Commercial real estate—owner occupied	$ -	$ 120	$ -	$ 120
Commercial real estate—non-owner occupied	-	-	378	378
Farmland	-	2,398	-	2,398
1-4 family real estate	-	2,335	-	2,335
Manufactured housing	1,215	-	-	1,215
Total	$ 1,215	$ 4,853	$ 378	$ 6,446

Purchased loans and leases that reflect a more-than-significant deterioration of credit quality from origination are considered PCD. At the time of acquisition, the initial estimate of expected losses is recognized in the ACL. The following table provides a summary of loans and leases purchased as part of the acquisition with credit deterioration at the time of acquisition of April 1, 2024 (in thousands):

	April 1, 2024			
	Par Value of Loans Acquired	Allowance for Credit Losses at Acquisition	Non-Credit Discount at Acquisition	Purchase Price of Loans at Acquisition
Commercial	$ 7,360	$ (375)	$ (416)	$ 6,569
Commercial real estate	20,622	(359)	(1,037)	19,226
Farmland	1,617	(12)	(56)	1,549
1-4 family real estate	572	(2)	(24)	546
Manufacturing housing	947	(73)	(11)	863
Total	$ 31,118	$ (821)	$ (1,544)	$ 28,753

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

The following table shows the loan portfolio by class, net of deferred costs, allocated by management's internal risk ratings for the period indicated (in thousands):

	Term Loans Amortized Cost Basis by Origination Year As of December 31, 2024						Revolving Loans	Revolving Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Commercial and industrial									
Pass/Watch	$ 29,768	$ 13,064	$ 16,231	$ 14,639	$ 4,518	$ 9,457	$ 44,199	$ 1,022	$ 132,898
Special mention	-	-	-	1,498	-	-	-	-	1,498
Substandard	29	-	1,545	-	-	1,106	6,700	-	9,380
Total	$ 29,797	$ 13,064	$ 17,776	$ 16,137	$ 4,518	$ 10,563	$ 50,899	$ 1,022	$ 143,776
Current period gross write-offs	$ 120	$ -	$ 5	$ -	$ -	$ 45	$ -	$ -	$ 170
Agricultural production									
Pass/Watch	$ 5,152	$ 284	$ -	$ 9	$ -	$ 300	$ 31,620	$ -	$ 37,365
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 5,152	$ 284	$ -	$ 9	$ -	$ 300	$ 31,620	$ -	$ 37,365
Current period gross write-offs	$ -	$ -	$ 507	$ -	$ -	$ -	$ -	$ -	$ 507
Construction & other land loans									
Pass/Watch	$ 12,413	$ 20,137	$ 19,290	$ 14,166	$ 701	$ 733	$ 100	$ -	$ 67,540
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 12,413	$ 20,137	$ 19,290	$ 14,166	$ 701	$ 733	$ 100	$ -	$ 67,540
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate—owner occupied									
Pass/Watch	$ 48,191	$ 23,314	$ 45,741	$ 43,354	$ 31,354	$ 117,466	$ 7,086	$ -	$ 316,506
Special mention	-	-	-	-	158	2,958	-	-	3,116
Substandard	-	1,765	-	-	946	584	-	-	3,295
Total	$ 48,191	$ 25,079	$ 45,741	$ 43,354	$ 32,458	$ 121,008	$ 7,086	$ -	$ 322,917
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate—non-owner occupied									
Pass/Watch	$ 95,131	$ 115,292	$ 188,516	$ 118,773	$ 74,762	$ 261,586	$ 33,453	$ 1,250	$ 888,763
Special mention	-	-	590	633	-	6,356	-	-	7,579
Substandard	-	-	-	-	-	15,846	-	-	15,846
Total	$ 95,131	$ 115,292	$ 189,106	$ 119,406	$ 74,762	$ 283,788	$ 33,453	$ 1,250	$ 912,188
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass/Watch	$ 7,691	$ 4,945	$ 21,383	$ 12,288	$ 29,379	$ 42,815	$ 5,731	$ -	$ 124,232
Special mention	-	4,025	-	-	-	-	1,166	-	5,191
Substandard	-	-	3,312	-	2,029	4,962	-	-	10,303
Total	$ 7,691	$ 8,970	$ 24,695	$ 12,288	$ 31,408	$ 47,777	$ 6,897	$ -	$ 139,726
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential									
Pass/Watch	$ 12,844	$ 2,950	$ 31,070	$ 45,835	$ 13,591	$ 25,555	$ 1,671	$ -	$ 133,516
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 12,844	$ 2,950	$ 31,070	$ 45,835	$ 13,591	$ 25,555	$ 1,671	$ -	$ 133,516
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family—close-ended									
Pass/Watch	$ 2,501	$ 5,405	$ 63,350	$ 13,581	$ 6,993	$ 24,830	$ 3,975	$ -	$ 120,635
Special mention	-	-	-	-	-	-	-	-	-
Substandard	78	-	2,257	-	-	551	-	-	2,886
Total	$ 2,579	$ 5,405	$ 65,607	$ 13,581	$ 6,993	$ 25,381	$ 3,975	$ -	$ 123,521
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family—revolving									
Pass/Watch	$ -	$ -	$ -	$ -	$ -	$ -	$ 29,718	$ 5,808	$ 35,526
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	116	116
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ 29,718	$ 5,924	$ 35,642
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Manufactured housing									
Pass/Watch	$ 47,839	$ 43,468	$ 46,608	$ 39,299	$ 37,551	$ 105,216	$ -	$ -	$ 319,981
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	318	464	481	1,015	-	-	2,278
Total	$ 47,839	$ 43,468	$ 46,926	$ 39,763	$ 38,032	$ 106,231	$ -	$ -	$ 322,259
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other installment									
Pass/Watch	$ 53,869	$ 22,700	$ 6,254	$ 4,987	$ 1,371	$ 5,740	$ 660	$ -	$ 95,581
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	15	62	37	63	13	-	-	190
Total	$ 53,869	$ 22,715	$ 6,316	$ 5,024	$ 1,434	$ 5,753	$ 660	$ -	$ 95,771
Current period gross write-offs	$ 58	$ 10	$ 50	$ -	$ -	$ 13	$ 1	$ -	$ 132
Total loans outstanding (risk rating):									
Pass/Watch	$ 315,399	$ 251,559	$ 438,443	$ 306,931	$ 200,220	$ 593,698	$ 158,213	$ 8,080	$ 2,272,543
Special mention	-	4,025	590	2,131	158	9,314	1,166	-	17,384
Substandard	107	1,780	7,494	501	3,519	24,077	6,700	116	44,294
Grand Total	$ 315,506	$ 257,364	$ 446,527	$ 309,563	$ 203,897	$ 627,089	$ 166,079	$ 8,196	$ 2,334,221
Current period total gross write-offs	$ 178	$ 10	$ 562	$ -	$ -	$ 58	$ 1	$ -	$ 809

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

	Term Loans Amortized Cost Basis by Origination Year As of December 31, 2023						Revolving Loans	Revolving Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Commercial and industrial									
Pass/Watch	$ 19,886	$ 17,129	$ 21,050	$ 4,643	$ 1,561	$ 6,980	$ 29,391	$ 215	$ 100,855
Special mention	-	277	139	183	107	272	3,750	-	4,728
Substandard	-	-	-	156	-	66	-	-	222
Total	$ 19,886	$ 17,406	$ 21,189	$ 4,982	$ 1,668	$ 7,318	$ 33,141	$ 215	$ 105,805
Current period gross write-offs	$ 241	$ -	$ 323	$ -	$ -	$ -	$ -	$ -	$ 564
Agricultural production									
Pass/Watch	$ 153	$ 830	$ 14	$ -	$ 251	$ 112	$ 30,241	$ 999	$ 32,600
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	676	-	-	-	-	300	-	976
Total	$ 153	$ 1,506	$ 14	$ -	$ 251	$ 112	$ 30,541	$ 999	$ 33,576
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction & other land loans									
Pass/Watch	$ 6,953	$ 15,593	$ 1,305	$ 701	$ 1,538	$ 3,039	$ 4,167	$ -	$ 33,296
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 6,953	$ 15,593	$ 1,305	$ 701	$ 1,538	$ 3,039	$ 4,167	$ -	$ 33,296
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate-owner occupied									
Pass/Watch	$ 20,648	$ 25,132	$ 20,783	$ 39,356	$ 21,831	$ 80,384	$ 3,207	$ -	$ 211,341
Special mention	-	-	-	-	-	3,026	272	-	3,298
Substandard	-	-	-	-	-	497	-	-	497
Total	$ 20,648	$ 25,132	$ 20,783	$ 39,356	$ 21,831	$ 83,907	$ 3,479	$ -	$ 215,136
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate-non-owner occupied									
Pass/Watch	$ 81,153	$ 115,031	$ 77,375	$ 38,307	$ 12,181	$ 175,419	$ 19,218	$ 3,216	$ 521,900
Special mention	-	600	-	-	-	374	-	-	974
Substandard	-	-	-	-	13,625	2,344	-	-	15,969
Total	$ 81,153	$ 115,631	$ 77,375	$ 38,307	$ 25,806	$ 178,137	$ 19,218	$ 3,216	$ 538,843
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass/Watch	$ 8,382	$ 24,063	$ 10,873	$ 29,770	$ 11,155	$ 23,324	$ 8,695	$ 1,955	$ 118,217
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	2,213	-	200	-	-	2,413
Total	$ 8,382	$ 24,063	$ 10,873	$ 31,983	$ 11,155	$ 23,524	$ 8,695	$ 1,955	$ 120,630
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential									
Pass/Watch	$ 2,988	$ 1,847	$ 38,644	$ 2,364	$ 4,538	$ 10,417	$ 532	$ -	$ 61,330
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 2,988	$ 1,847	$ 38,644	$ 2,364	$ 4,538	$ 10,417	$ 532	$ -	$ 61,330
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family-close-ended									
Pass/Watch	$ 1,689	$ 64,056	$ 7,898	$ 2,259	$ 1,703	$ 18,237	$ -	$ 809	$ 96,651
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 1,689	$ 64,056	$ 7,898	$ 2,259	$ 1,703	$ 18,237	$ -	$ 809	$ 96,651
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family-revolving									
Pass/Watch	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,662	$ 6,213	$ 27,875
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,662	$ 6,213	$ 27,875
Current period gross write-offs	$ 75	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 75
Consumer									
Pass/Watch	$ 34,866	$ 8,745	$ 6,503	$ 2,265	$ 2,007	$ 2,398	$ 643	$ 4	$ 57,431
Special mention	-	-	-	-	-	-	-	-	-
Substandard	182	-	42	-	-	-	-	-	224
Total	$ 35,048	$ 8,745	$ 6,545	$ 2,265	$ 2,007	$ 2,398	$ 643	$ 4	$ 57,655
Current period gross write-offs	$ 23	$ -	$ -	$ -	$ 27	$ -	$ -	$ -	$ 50
Total loans outstanding (risk rating):									
Pass/Watch	$ 176,718	$ 272,426	$ 184,445	$ 119,665	$ 56,765	$ 320,310	$ 117,756	$ 13,411	$ 1,261,496
Special mention	-	877	139	183	107	3,672	4,022	-	9,000
Substandard	182	676	42	2,369	13,625	3,107	300	-	20,301
Grand Total	**$ 176,900**	**$ 273,979**	**$ 184,626**	**$ 122,217**	**$ 70,497**	**$ 327,089**	**$ 122,078**	**$ 13,411**	**$ 1,290,797**
Current period total gross write-offs	$ 339	$ -	$ 323	$ -	$ 27	$ -	$ -	$ -	$ 689

Notes to Consolidated Financial Statements

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

The following table shows an aging analysis of the loan portfolio by class at December 31, 2024 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Loans Past Due > 89 Days, Still Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 272	$ -	$ -	$ 272	$ 143,150	$ 143,422	$ -	$ -
Agricultural production	-	-	-	-	37,323	37,323	-	-
Real estate:								
Construction & other land loans	-	-	-	-	67,869	67,869	-	-
Commercial real estate—owner occupied	242	-	-	242	322,946	323,188	-	120
Commercial real estate—non-owner occupied	-	-	378	378	912,787	913,165	-	378
Farmland	164	-	2,398	2,562	137,253	139,815	-	2,398
Multi-family residential	-	-	-	-	133,595	133,595	-	-
1-4 family—close-ended	2,071	1,909	78	4,058	119,387	123,445	-	2,335
1-4 family—revolving	648	-	-	648	34,773	35,421	-	-
Consumer:								
Manufactured housing	535	-	460	995	321,268	322,263	-	1,215
Other installment	656	27	-	683	92,156	92,839	-	15
Deferred costs	-	-	-	-	1,876	1,876	-	-
Total	$ 4,588	$ 1,936	$ 3,314	$ 9,838	$ 2,324,383	$ 2,334,221	$ -	$ 6,461

The following table shows an aging analysis of the loan portfolio by class at December 31, 2023 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Loans Past Due > 89 Days, Still Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 25	$ -	$ -	$ 25	$ 105,441	$ 105,466	$ -	$ -
Agricultural production	507	-	-	507	33,049	33,556	-	-
Real estate:	-							
Construction & other land loans	-	-	-	-	33,472	33,472	-	-
Commercial real estate—owner occupied	-	-	-	-	215,146	215,146	-	-
Commercial real estate-non-owner occupied	-	-	-	-	539,522	539,522	-	-
Farmland	-	-	-	-	120,674	120,674	-	-
Multi-family residential	-	-	-	-	61,307	61,307	-	-
1-4 family—close-ended	2,973	-	-	2,973	93,585	96,558	-	-
1-4 family—revolving	-	-	-	-	27,648	27,648	-	-
Consumer	169	68	-	237	55,369	55,606	-	-
Deferred costs	-	-	-	-	1,842	1,842	-	-
Total	$ 3,674	$ 68	$ -	$ 3,742	$ 1,287,055	$ 1,290,797	$ -	$ -

Foregone interest on nonaccrual loans totaled $234,000, $0 and $132,000 for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Interest income recognized on non-accrual loans for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 was $22,000, $0, and $210,000, respectively.

Under previous accounting standards, the Company had an average recorded investment in impaired loans of $3.7 million during the year ended December 31, 2022. Interest income recognized on a cash basis was not considered significant for financial reporting purposes for impaired loans during 2022.

Occasionally, the Company modifies loans to borrowers in financial distress by providing reductions of the stated interest rate of the loan or an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk. There were no loan modifications granted to borrowers experiencing financial difficulty during the years ended December 31, 2024, 2023 or 2022.

Notes to Consolidated Financial Statements

5. BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following (in thousands):

	December 31,	
	2024	2023
Land	$ 3,552	$ 729
Buildings and improvements	7,187	5,020
Furniture, fixtures and equipment	17,710	15,725
Leasehold improvements	15,520	10,218
	43,969	31,692
Less accumulated depreciation and amortization	(19,500)	(17,650)
	$ 24,469	$ 14,042

Depreciation and amortization included in occupancy and equipment expense totaled $2,206,000, $891,000 and $755,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

Total goodwill at December 31, 2024 and 2023 was $96,828,000 and $53,777,000 respectively. Total goodwill at December 31, 2024 consisted of $43,051,000, $13,466,000, $10,394,000, $6,340,000, $14,643,000, and $8,934,000 representing the excess of the fair value of the consideration transferred of Community West Bancshares, Folsom Lake Bank, Sierra Vista Bank, Visalia Community Bank, Service 1st Bancorp, and Bank of Madera County, respectively, over the fair value of the net assets acquired and liabilities assumed as of each acquisition date accounted for under the purchase method of accounting.

Intangible assets represent the estimated fair value of the core deposit relationships acquired in the 2024 acquisition of Community West Bancshares. Upon acquisition, the core deposit intangible asset of Community West Bancshares was recorded as $10,019,000.

The following table summarizes the changes in the Company's goodwill and core deposit intangible assets for the twelve months ended December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,			
	2024		2023	
	Goodwill	Core Deposit Intangibles	Goodwill	Core Deposit Intangibles
Beginning Balance	$ 53,777	$ -	$ 53,777	$ 68
Additions	43,051	10,019	-	-
Amortizations	-	(751)	-	(68)
Ending Balance	**$ 96,828**	**$ 9,268**	**$ 53,777**	**$ -**

The following table presents the estimated amortization expense for core deposit intangible assets remaining at December 31, 2024 (in thousands):

	Estimated Amortization
2025	$ 1,002
2026	1,002
2027	1,002
2028	1,002
2029	1,002
Thereafter	4,258
Total	$ 9,268

7. DEPOSITS

Interest-bearing deposits consisted of the following (in thousands):

	December 31,	
	2024	2023
Savings	$ 172,976	$ 179,609
Money market	843,145	497,043
NOW accounts	470,548	251,334
Time, $250,000 or more	53,364	24,257
Time, under $250,000	389,920	137,828
	$ 1,929,953	$ 1,090,071

Aggregate annual maturities of time deposits are as follows (in thousands):

Years Ending December 31,	
2025	$ 337,783
2026	85,957
2027	14,867
2028	4,028
2029	649
Thereafter	-
	$ 443,284

Interest expense recognized on interest-bearing deposits consisted of the following (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Savings	$ 603	$ 245	$ 25
Money market	20,284	8,910	848
NOW accounts	861	366	207
Time certificates of deposit	18,918	6,006	117
	$ 40,666	$ 15,527	$ 1,197

As of December 31, 2024 and December 31, 2023, uninsured deposits totaled $1,029,929,000 and $821,756,000, respectively.

8. BORROWING ARRANGEMENTS

Federal Home Loan Bank Advances - As of December 31, 2024, the Company had $90,000,000 in Federal Home Loan Bank ("FHLB") of San Francisco long-term advances outstanding with a weighted average interest rate of 0.86%. The advances were acquired and recorded at fair value through the merger with Community West Bancshares on April 1, 2024 and mature in two tranches: $45,000,000 matures in April 2025 and $45,000,000 matures in June 2025. As of December 31, 2024, the remaining discount on the acquired FHLB advances was $1,558,000. In addition, the Company had a short-term advance of $45,000,000 outstanding as of December 31, 2024 with an interest rate of 4.52% and maturity in August 2025. At December 31, 2023, the Company had an overnight borrowing advance with the FHLB for $35,000,000 with an interest rate of 5.70%.

Approximately $1.1 billion in loans were pledged under a blanket lien as collateral to the FHLB for the Company's remaining borrowing capacity of $576.6 million as of December 31, 2024. FHLB advances are also secured by investment securities with amortized costs totaling $153.1 million and fair values totaling $193.4 million at December 31, 2024. The Company's credit limit varies according to the amount and composition of the investment and loan portfolios pledged as collateral.

Lines of Credit - The Company had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110 million and $110 million at

Notes to Consolidated Financial Statements

8. BORROWING ARRANGEMENTS (Continued)

December 31, 2024 and 2023, respectively, at interest rates which vary with market conditions. As of December 31, 2024 and 2023, the Company had no advances with correspondent banks.

Federal Reserve Bank (FRB) Line of Credit and Bank Term Funding Program - The Company has a line of credit in the amount of $3,669,000 and $4,448,000 with the Federal Reserve Bank of San Francisco (FRB) at December 31, 2024 and 2023, respectively, which bears interest at the prevailing discount rate collateralized by investment securities with amortized costs totaling $4,406,000 and $4,894,000 and market values totaling $3,828,000 and $4,374,000, respectively.

The Company participated in the Bank Term Funding Program (BTFP) which offered loans of up to one year in length to banks, savings associations, credit unions, and other eligible depository institutions pledging any collateral eligible for purchase by the Federal Reserve Banks in open market operations such as U.S. Treasuries, U.S. agency securities, and U.S. agency mortgage-backed securities. These assets were valued at par. The BTFP was an additional source of liquidity against high-quality securities during the liquidity crisis of 2023.

The Bank had no borrowings with the FRB as of December 31, 2024. At December 31, 2023, the Company had $45,000,000 outstanding as a short-term loan with the FRB under the BTFP at an interest rate of 4.81%. The Bank fully repaid the short-term borrowing in August 2024 and replaced it with a short-term FHLB advance of $45,000,000, as noted above.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2024 and December 31, 2023:

Credit Lines (In thousands)		December 31, 2024		December 31, 2023
Unsecured Credit Lines				
Credit limit	$	110,000	$	110,000
Balance outstanding	$	-	$	-
Federal Home Loan Bank				
Credit limit	$	738,556	$	342,483
Balance outstanding, net of discount	$	133,442	$	35,000
Collateral pledged	$	1,236,732	$	612,702
Fair value of collateral	$	1,083,041	$	500,972
Federal Reserve Bank Term Funding Program (1)				
Credit limit	$	-	$	46,174
Balance outstanding	$	-	$	45,000
Collateral pledged	$	-	$	53,650
Fair value of collateral	$	-	$	47,603
Federal Reserve Bank				
Credit limit	$	3,669	$	4,448
Balance outstanding	$	-	$	-
Collateral pledged	$	4,406	$	4,894
Fair value of collateral	$	3,828	$	4,374

(1) Bank Term Funding Program loan was repaid in the third quarter of 2024 and replaced with an FHLB short-term advance that matures in August 2025.

9. LEASES

Leases - The Bank leases certain of its branch facilities and administrative offices under noncancelable operating leases with terms extending through 2033. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Operating lease cost is comprised of lease expense recognized on a straight-line basis, the amortization of the right-of-use asset and the implicit interest accreted on the operating lease liability. Operating lease cost is included in occupancy and equipment expense on our consolidated statements of income. We evaluate the lease term by assuming the exercise of options to extend that are reasonably assured and those option periods covered by an option to terminate the lease, if deemed not reasonably certain to be exercised. The lease term is used to determine the straight-line expense and limits the depreciable life of any related leasehold improvements. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These expenses are classified in occupancy and equipment expense on our consolidated statements of income, consistent with similar costs for owned locations, but is not included in operating lease cost below. We calculate the lease liability using a discount rate that represents our incremental borrowing rate at the lease commencement date.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2024 are as follows (in thousands):

Years Ending December 31,		
2025	$	2,998
2026		2,700
2027		1,906
2028		987
2029		621
Thereafter		1,427
Total lease payments		10,639
Less: imputed interest		(324)
Present value of operating lease liabilities	$	10,315

The table below summarizes the total lease cost for the period ending:

(Dollars in thousands)		December 31, 2024		December 31, 2023		December 31, 2022
Operating lease cost	$	2,992	$	2,375	$	2,187
Short-term lease cost		-		-		-
Variable lease cost		94		347		307
Total lease cost	$	3,086	$	2,722	$	2,494

The table below summarizes other information related to our operating leases:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term, in years	4.73	5.91
Weighted average discount rate	2.20%	1.40%

The table below shows operating lease right of use assets and operating lease liabilities as of :

(Dollars in thousands)		December 31, 2024		December 31, 2023
Operating lease right-of-use assets	$	9,509	$	8,311
Operating lease liabilities	$	10,315	$	9,120

The right-of-use-assets and lease liabilities are included with other assets and other liabilities on the consolidated balance sheets, respectively.

Notes to Consolidated Financial Statements

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2024, 2023, and 2022 consisted of the following (in thousands):

	Federal	State	Total
2024			
Current	$ 2,706	$ 1,493	$ 4,199
Deferred	(463)	(404)	(867)
Provision for income taxes	$ 2,243	$ 1,089	$ 3,332
2023			
Current	$ 4,692	$ 3,502	$ 8,194
Deferred	176	(66)	110
Provision for income taxes	$ 4,868	$ 3,436	$ 8,304
2022			
Current	$ 4,827	$ 3,445	$ 8,272
Deferred	80	144	224
Provision for income taxes	$ 4,907	$ 3,589	$ 8,496

Deferred tax assets (liabilities) consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Unrealized loss on available-for-sale investment securities	$ 23,132	$ 27,716
Purchase accounting fair value adjustment	11,218	-
Allowance for credit losses	7,970	4,643
Deferred compensation	4,081	4,152
Net operating loss carryovers	3,175	1,754
Operating lease liabilities	3,049	2,696
Low income housing tax credit carry-forward	942	-
Other deferred tax assets	848	302
Mark-to-market adjustment	411	301
State taxes	253	718
Loan and investment impairment	133	280
Partnership income	128	74
Other-than-temporary impairment	30	30
Bank premises and equipment	-	229
Total deferred tax assets	55,370	42,895
Deferred tax liabilities:		
Core deposit intangible	(2,814)	-
Operating lease right-of-use assets	(2,811)	(2,457)
Loan origination costs	(1,643)	(1,166)
Bank premises and equipment	(920)	-
Finance leases	(570)	(625)
FHLB stock	(191)	(191)
Total deferred tax liabilities	(8,949)	(4,439)
Net deferred tax assets	$ 46,421	$ 38,456

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax asset will not be realized. More likely than not is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of the evidence, a valuation allowance is needed. Thus, management concludes no valuation allowance is necessary against deferred tax assets as of December 31, 2024 and 2023.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The significant items comprising these differences for the years ended December 31, 2024, 2023, and 2022 consisted of the following:

	2024	2023	2022
Federal income tax, at statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal tax benefit	7.8%	8.0%	8.1%
Tax exempt investment security income, net	(4.0)%	(3.5)%	(3.7)%
Bank owned life insurance, net	(2.4)%	(0.6)%	(0.8)%
Compensation—stock compensation	(0.6)%	-%	(0.2)%
Low income housing tax credits	(2.2)%	(0.6)%	(0.3)%
Nondeductible employee compensation	1.0%	-%	-%
Nondeductible acquisition-related expense	3.8%	-%	-%
Other	5.9%	0.2%	0.1%
Effective tax rate	30.3%	24.5%	24.2%

As of December 31, 2024, the Company had federal and California net operating loss ("NOL") carry-forwards of $9,670,000 and $13,366,000, respectively. These NOLs were acquired through business combinations and are subject to Section 382 of the Internal Revenue Code of 1986, as amended ("IRC 382"). Approximately $4,490,000 of federal NOLs that were generated after 2017 do not expire. Remaining federal and California NOLs begin to expire at various dates between 2033 and 2044, if not used. While they are subject to IRC 382, management has determined that all of the NOLs are more than likely than not to be utilized before they expire.

The Company and its subsidiary file income tax returns in the U.S. federal and California jurisdictions. The Company conducts all of its business activities in the State of California. There are no pending U.S. federal or state income tax examinations by those taxing authorities. The Company is no longer subject to the examination by U.S. federal taxing authorities for the years ended before December 31, 2021 and by the state taxing authorities for the years ended before December 31, 2020.

The Company's investments, including amortization, in low income housing tax credit funds were $18,630,000 and $10,655,000 as of December 31, 2024 and 2023. The Company had gross commitments of $24,526,000 and $14,526,000 at December 31, 2024 and 2023, respectively of which $9,289,000 and $4,371,000 were unfunded as of December 31, 2024 and 2023, respectively. These investments are included in other assets on the consolidated balance sheets and the unfunded commitments are included in other liabilities. The Company recognized tax credits and other income tax benefits of $2,216,000 and $1,323,000 for the year ended December 2024 and 2023, respectively. Amortization of the investments recorded for the same periods were $1,976,000 and $1,114,000, respectively.

As of December 31, 2024, the Company has no unrecognized tax benefits and does not expect any material changes in the next 12 months.

During the years ended December 31, 2024 and 2023, the Company recorded no interest or penalties related to uncertain tax positions.

Notes to Consolidated Financial Statements

11. SENIOR DEBT AND SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures:

(Dollars in thousands)	December 31, 2024		December 31, 2023	
Fixed—floating rate subordinated debentures, due 2031	$	35,000	$	35,000
Unamortized debt issuance costs		(266)		(411)
Floating rate senior debt bank loan, due 2032		30,000		30,000
Junior subordinated deferrable interest debentures, due October 2036		5,155		5,155
Total subordinated debentures	$	69,889	$	69,744

Subordinated Debentures

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.13% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

Interest expense recognized by the Company for the Subordinated Debentures for the years ended December 31, 2024, 2023, and 2022 was $1,239,000, $1,239,000, and $1,239,000, respectively.

Senior Debt

On September 15, 2022, the Company entered into a $30.0 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Community West Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

Interest expense recognized by the Company for the Senior Debt for the years ended December 31, 2024, 2023, and 2022 was $2,059,000, $2,053,000, and $544,000, respectively.

Junior Subordinated Debentures

Service 1st Capital Trust I is a Delaware business trust formed by Service 1st. The Company succeeded to all of the rights and obligations of Service 1st in connection with the merger with Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2024, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three month SOFR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain

adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods.

Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month SOFR plus 1.60%. As of December 31, 2024, the rate was 6.52%. Interest expense recognized by the Company for the years ended December 31, 2024, 2023, and 2022 was $367,000, $360,000 and $188,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Correspondent Banking Agreements - The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits with correspondent banks totaled $14,263,000 at December 31, 2024.

Financial Instruments With Off-Balance-Sheet Risk - The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk (in thousands):

	December 31,			
	2024		2023	
Commitments to extend credit	$	399,331	$	274,282
Standby letters of credit	$	14,642	$	1,988

Commitments to extend credit consist primarily of unfunded commercial loan commitments and revolving lines of credit, single-family residential equity lines of credit and commercial and residential real estate construction loans. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are generally secured and are issued by the Bank to guarantee the financial obligation or performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2024 and 2023. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

At December 31, 2024, commercial loan commitments represent 45% of total commitments and are generally secured by collateral other than real estate or unsecured. Real estate loan commitments represent 51% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Consumer loan commitments represent the remaining 3% of total commitments and are generally unsecured. In addition, the majority of the Bank's loan commitments have variable interest rates.

At December 31, 2024 and 2023, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $1,055,000 and $839,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using an appropriate, systematic, and consistently applied process. While related to credit losses, this allocation is not a part of the allowance for credit losses and is considered separately

Notes to Consolidated Financial Statements

12. COMMITMENTS AND CONTINGENCIES (Continued)

as a liability for accounting and regulatory reporting purposes. Changes in this contingent allocation are recorded in other non-interest expense.

Concentrations of Credit Risk - At December 31, 2024, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 82% of total loans of which 7.7% were commercial and 74.3% were real-estate-related.

At December 31, 2023, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 95.5% of total loans of which 10.7% were commercial and 84.8% were real-estate-related.

Management believes the loans within these concentrations have no more than the typical risks of collectability. However, in light of the current economic environment, additional declines in the performance of the economy in general, or a continued decline in real estate values or drought-related decline in agricultural business in the Company's primary market area could have an adverse impact on collectability, increase the level of real-estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

Contingencies - The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or consolidated results of operations of the Company.

Investments in Low Income Housing Tax Credit Funds - The unfunded commitments as of December 31, 2024 and 2023 in low income housing tax credit funds were $9,289,000 and $4,371,000, respectively. All commitments will be paid by the Company by 2038.

13. SHAREHOLDERS' EQUITY

Regulatory Capital - The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements could result in mandatory or, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. The Company and the Bank each meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. The most recent notification from the FDIC categorized the Bank as well capitalized under these guidelines. Management knows of no conditions or events since that notification that would change the Bank's category.

Capital ratios are reviewed by Management on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet our anticipated future needs. For all periods presented, the Bank's ratios exceed the regulatory definition of well capitalized under the regulatory framework for prompt correct action and the Company's ratios exceed the required minimum ratios for capital adequacy purposes.

Bank holding companies with consolidated assets of $3 billion or more including banks like Community West Bank must comply with minimum capital ratio requirements which consist of the following: (i) a new common equity Tier 1 capital to total risk weighted assets ratio of 4.5%; (ii) a Tier 1 capital to total risk weighted assets ratio of 6%; (iii) a total capital to total risk weighted assets ratio of 8%; and (iv) a Tier 1 capital to adjusted average total assets ("leverage") ratio of 4%.

In addition, a "capital conservation buffer" is established which requires maintenance of a minimum of 2.5% of common equity Tier 1 capital to total risk weighted assets in excess of the regulatory minimum capital ratio requirements described above. The 2.5% buffer increases the minimum capital ratios to (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. If the capital ratio levels of a banking organization fall below the capital conservation buffer amount, the organization will be subject to limitations on (i) the payment of dividends; (ii) discretionary bonus payments; (iii) discretionary payments under Tier 1 instruments; and (iv) engaging in share repurchases.

Management believes that the Company and the Bank met all their capital adequacy requirements as of December 31, 2024 and 2023. There are no conditions or events since those notifications that management believes have changed those categories. The capital ratios for the Company and the Bank are presented in the table below (exclusive of the capital conservation buffer).

The following table presents the Company's regulatory capital ratios as of December 31, 2024 and December 31, 2023:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
December 31, 2024	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	$ 316,343	9.17%	$ 138,018	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 311,343	11.15%	$ 125,632	4.50%
Tier 1 Risk-Based Capital Ratio	$ 316,343	11.33%	$ 167,510	6.00%
Total Risk-Based Capital Ratio	$ 379,091	13.58%	$ 223,346	8.00%
December 31, 2023				
Tier 1 Leverage Ratio	$ 222,567	9.18%	$ 98,048	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 217,567	12.78%	$ 75,561	4.50%
Tier 1 Risk-Based Capital Ratio	$ 222,567	13.07%	$ 100,748	6.00%
Total Risk-Based Capital Ratio	$ 273,699	16.08%	$ 134,330	8.00%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

The following table presents the Bank's regulatory capital ratios as of December 31, 2024 and December 31, 2023, as well as the minimum capital ratios for capital adequacy for the Bank:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
December 31, 2024	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	$ 377,411	11.04%	$ 138,031	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 377,411	13.54%	$ 125,474	7.00%
Tier 1 Risk-Based Capital Ratio	$ 377,411	13.54%	$ 167,299	8.50%
Total Risk-Based Capital Ratio	$ 405,425	14.54%	$ 223,065	10.50%
December 31, 2023				
Tier 1 Leverage Ratio	$ 285,099	11.75%	$ 97,016	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 285,099	16.76%	$ 76,526	7.00%
Tier 1 Risk-Based Capital Ratio	$ 285,099	16.76%	$ 102,035	8.50%
Total Risk-Based Capital Ratio	$ 301,642	17.74%	$ 136,047	10.50%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

Dividends - During 2024, the Bank declared and paid cash dividends to the Company in the amount of $14,000,000, in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $8,230,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2024. During the year ended December 31, 2024, the Company repurchased and retired common stock in the amount of $38,000 in connection with amounts withheld for the vesting of equity awards for tax obligations.

Notes to Consolidated Financial Statements

13. SHAREHOLDERS' EQUITY (Continued)

During 2023, the Bank declared and paid dividends to the Bank in the amount of $6,963,000 in connection with the senior and subordinated debt proceeds approved by the Company's Board of Directors. The Company declared and paid a total of $5,657,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2023. During the year ended December 31, 2023, the Company repurchased and retired common stock in the amount of $1,000.

During 2022, the Bank and paid cash dividends to the Company in the amount of $38,000,000, in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $5,638,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2022. During the year ended December 31, 2022, the Company repurchased and retired common stock in the amount of $6,814,000.

The Company's primary source of income with which to pay cash dividends is dividends from the Bank. The California Financial Code restricts the total amount of dividends payable by a bank at any time without obtaining the prior approval of the California Department of Business Oversight to the lesser of (1) the Bank's retained earnings or (2) the Bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2024, $50,362,000 of the Bank's retained earnings were free of these restrictions.

A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations is as follows (in thousands, except share and per-share amounts):

	For the Years Ended December 31,		
	2024	2023	2022
Basic Earnings Per Common Share:			
Net income	$ 7,666	$ 25,536	$ 26,645
Weighted average shares outstanding	17,077,017	11,728,858	11,715,376
Net income per common share	$ 0.45	$ 2.17	$ 2.27
Diluted Earnings Per Common Share:			
Net income	$ 7,666	$ 25,536	$ 26,645
Weighted average shares outstanding	17,077,017	11,728,858	11,715,376
Effect of dilutive stock options and warrants	102,779	24,014	23,698
Weighted average shares of common stock and common stock equivalents	17,179,796	11,752,872	11,739,074
Net income per diluted common share	$ 0.45	$ 2.17	$ 2.27

No outstanding options or restricted stock awards considered were anti-dilutive at December 31, 2024, 2023, and 2022.

14. EQUITY-BASED COMPENSATION

In May 2015, the Company adopted the Community West Bancshares 2015 Omnibus Incentive Plan (2015 Plan). The plan provides for awards in the form of stock options, stock appreciation rights, and restricted stock. The plan also allows for performance awards that may be in the form of cash or shares of the Company's common stock. With respect to stock options and restricted stock the exercise price in the case of stock options and the grant value in the case of restricted stock may not be less than the fair market value at the date of the award. The options and awards under the plan expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period for stock options and restricted stock rights is determined by the Board of Directors and ranges one to five years. The maximum number of shares that can be issued with respect to all

awards under the plan is 875,000. Currently under the 2015 Plan, 207,998 shares remain reserved for future grants as of December 31, 2024.

Share-based compensation cost recognized for the 2015 Plan plans was $879,000, $858,000, and $776,000 for the years ended December 31, 2024, 2023, and 2022, respectively. The recognized tax benefit for the exercise of stock options resulted in the recognition of $81,000, $0, and $87,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

Stock Option Awards

The Company bases the fair value of the stock options granted on the date of grant using a Black-Scholes Merton option pricing model that uses assumptions based on expected option life and the level of estimated forfeitures, expected stock volatility, risk free interest rate, and dividend yield. The expected term and level of estimated forfeitures of the Company's stock options are based on the Company's own historical experience. Stock volatility is based on the historical volatility of the Company's stock. The risk-free interest rate is based on the U.S. Treasury yield curve for the periods within the contractual life of the stock options in effect at the time of grant. The compensation cost for stock options granted is based on the weighted average grant date fair value per share.

A summary of the combined activity of the stock option activity during the years then ended is presented below (dollars in thousands, except per-share amounts):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2022	52,805	$ 9.81		
Options granted	-	$ -		
Options exercised	(50,205)	$ 9.74		
Options forfeited	(2,600)	$ 11.12		
Options outstanding at December 31, 2022	-	$ -	-	$ -
Options granted	-	$ -		
Options outstanding at December 31, 2023	-	$ -	-	$ -
Options issued through acquisition	390,462	$ 13.23		
Options granted	-	$ -		
Options exercised	(37,289)	$ 12.47		
Options forfeited	(54,510)	$ 13.80		
Options outstanding at December 31, 2024	298,663	$ 13.22	3.49	$ 1,837,658

The significant assumptions used to estimate fair value of the issued options at the time of the acquisition included: risk free rate 4.35%; dividend rate 4.31%, expected volatility 46.95%, and a weighted average expected term of 4.92 years.

Information related to the stock option plan during each year follows (in thousands):

	2024	2023	2022
Intrinsic value of options exercised	$ 282	$ -	$ 496
Cash received from options exercised	$ 465	$ -	$ 489
Excess tax benefit realized for option exercises	$ 81	$ -	$ 87

As of December 31, 2024, there is no unrecognized compensation cost related to stock options granted under all Plans. All options are fully vested.

Restricted Stock and Common Stock Awards - The 2015 Plan provides for the issuance of restricted common stock to directors and officers and common stock

Notes to Consolidated Financial Statements

14. EQUITY-BASED COMPENSATION (Continued)

awards based on the achievement of performance goals as determined by the Board of Directors or in accordance with executive employment agreements. Restricted common stock grants typically vest over a one to five-year period. Restricted common stock is subject to forfeiture if employment terminates prior to vesting. The cost of these awards is recognized over the vesting period of the awards based on the fair value of our common stock on the date of the grant.

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. Outstanding restricted awards related to these agreements are presented in the table below. Common stock awards for performance vest immediately. During 2024 and 2023 the Company awarded 0 and 10,347 common stock awards, recognizing compensation expense for these shares of $0 and $221,000, respectively.

The following table summarizes restricted stock activity for the years ended as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested outstanding shares at January 1, 2022	24,177	$ 20.50
Granted	56,089	$ 17.75
Vested	(33,316)	$ 20.39
Forfeited	(244)	$ 20.50
Nonvested outstanding shares at December 31, 2022	46,706	$ 17.28
Granted	69,692	$ 15.86
Vested	(40,387)	$ 17.9
Forfeited	(878)	$ 15.79
Nonvested outstanding shares at December 31, 2023	75,133	$ 15.65
Granted	72,360	$ 16.93
Vested	(46,339)	$ 15.02
Forfeited	(3,658)	$ 15.96
Nonvested outstanding shares at December 31, 2024	97,496	$ 16.89

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries. Each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated.

As of December 31, 2024, there were 97,496 shares of restricted stock that are nonvested and expected to vest. Share-based compensation cost charged against income for restricted stock awards was $879,000, $612,000 and $474,000 for the year ended December 31, 2024, 2023, and 2022 respectively.

As of December 31, 2024, there was $1,097,000 of total unrecognized compensation cost related to nonvested restricted common stock. Restricted stock compensation expense is recognized on a straight-line basis over the vesting period. This cost is expected to be recognized over a weighted average remaining period of 2.15 years and will be adjusted for subsequent changes in estimated forfeitures. Restricted common stock awards had an intrinsic value of $1,888,000 at December 31, 2024.

15. EMPLOYEE BENEFITS

401(k) and Profit Sharing Plan - The Bank has established a 401(k) and profit sharing plan. The 401(k) plan covers substantially all employees who have completed a one-month employment period. Participants in the profit sharing plan are eligible to receive employer contributions after completion of two years of service. Bank contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Participants are automatically vested 100% in all employer contributions. The Bank contributed $550,000, $850,000, and $1,000,000 to the profit sharing plan in 2024, 2023, and 2022, respectively.

Additionally, the Bank may elect to make a matching contribution to the participants' 401(k) plan accounts. The amount to be contributed is announced by the Bank at the beginning of the plan year. For the years ended December 31, 2024,

2023, and 2022, the Bank made a 100% matching contribution on all deferred amounts up to 5% of eligible compensation. For the years ended December 31, 2024, 2023, and 2022, the Bank made matching contributions totaling $1,623,000, $1,089,000, and $1,046,000, respectively.

Deferred Compensation Plans - The Bank has a nonqualified Deferred Compensation Plan which provides directors with an unfunded, deferred compensation program. Under the plan, eligible participants may elect to defer some or all of their current compensation or director fees. Deferred amounts earn interest at an annual rate determined by the Board of Directors (5.32% at December 31, 2024). At December 31, 2024 and 2023, the total net deferrals included in accrued interest payable and other liabilities were $4,265,000 and $4,131,000, respectively.

In connection with the above plan, single premium universal life insurance policies on the life of certain directors were purchased by the Bank, which is the beneficiary and owner of the policies. The cash surrender value of the policies totaled $11,510,000 and $11,252,000 and at December 31, 2024 and 2023, respectively. Income recognized on these policies, net of related expenses, for the years ended December 31, 2024, 2023, and 2022, was $258,000, $292,000, and $278,000, respectively.

In October 2015, the Board of Directors of the Company and the Bank adopted a board resolution to create the Central Valley Community Bank Executive Deferred Compensation Plan (the Executive Plan). Pursuant to the Executive Plan, all eligible executives of the Bank may elect to defer up to 50 percent of their compensation for each deferral year. Deferred amounts earn interest at an annual rate determined by the Board of Directors (5.32% at December 31, 2024). At December 31, 2024 and 2023, the total net deferrals included in accrued interest payable and other liabilities were $238,000 and $271,000, respectively.

Salary Continuation Plans - The Board of Directors has approved salary continuation plans for certain key executives. Under these plans, the Bank is obligated to provide the executives with annual benefits for 0-15 years after retirement. In connection with the acquisitions of Folsom Lake Bank (FLB), Service 1st Bank, and Visalia Community Bank (VCB), the Bank assumed a liability for the estimated present value of future benefits payable to former key executives of FLB, Service 1st, and VCB. The liability relates to change in control benefits associated with their salary continuation plans. The benefits are payable to the individuals when they reach retirement age. These benefits are substantially equivalent to those available under split-dollar life insurance policies purchased by the Bank on the life of the executives. The expense (benefit) recognized under these plans for the years ended December 31, 2024, 2023, and 2022, totaled $541,000, $186,000, and $(430,000), respectively. Note, the expense is effected by the changing discount rate used to calculate the liability. Accrued compensation payable under the salary continuation plans totaled $8,689,000 and $9,291,000 at December 31, 2024 and 2023, respectively. These benefits are substantially equivalent to those available under split-dollar life insurance policies acquired.

In connection with these plans, the Bank purchased single-premium life insurance policies with cash surrender values totaling $41,809,000 and $30,320,000 at December 31, 2024 and 2023, respectively. Income recognized on these policies, net of related expense, for the years ended December 31, 2024, 2023, and 2022 totaled $1,068,000, $743,000, and $706,000, respectively.

Employee Stock Purchase Plan - During 2017, the Company adopted an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at a discount to fair market value as of the date of purchase. The Company bears all costs of administering the plan, including broker's fees, commissions, postage and other costs actually incurred.

As of December 31, 2024, the Company had 402,579 shares remaining for purchase under the plan.

16. RELATED PARTIES

During the normal course of business, the Bank enters into loans with related parties, including executive officers and directors. The following is a summary of the aggregate activity involving related-party borrowers (in thousands):

	2024	2023
Balance, January 1	$ 24,278	23,727
Disbursements	145	1,383
Amounts repaid	(661)	(832)
Balance, December 31	$ 23,762	$ 24,278
Undisbursed commitments to related parties, December 31	$ 464	$ 547

16.   RELATED PARTIES (Continued)

As of December 31, 2024 and 2023, the Company had $39,669,000 and $12,921,000 in related party deposits, respectively.

17.   FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted market prices (unadjusted) for identical instruments traded in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, we report the transfer at the beginning of the reporting period.

The estimated carrying and fair values of the Company's financial instruments are as follows (in thousands):

| | | December 31, 2024 | | | |
| | Carrying Amount | Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 28,029	$ 28,029	$ -	$ -	$ 28,029
Interest-earning deposits in other banks	92,369	92,369	-	-	92,369
Held-to-maturity investment securities	301,359	-	274,568	-	274,568
Loans, net	2,308,418	-	-	2,252,462	2,252,462
Financial liabilities:					
Time deposits	443,284	-	440,046	-	440,046
Borrowings	133,442	-	133,743	-	133,743
Senior debt and subordinated debentures	69,889	-	-	62,535	62,535

| | | December 31, 2023 | | | |
| | Carrying Amount | Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 30,017	$ 30,017	$ -	$ -	$ 30,017
Interest-earning deposits in other banks	23,711	23,711	-	-	23,711
Held-to-maturity investment securities	302,442	-	277,003	-	277,003
Loans, net	1,276,144	-	-	1,213,098	1,213,098
Financial liabilities:					
Time deposits	162,085	-	160,839	-	160,839
Short-term borrowings	80,000	-	79,991	-	79,991
Senior debt and subordinated debentures	69,744	-	-	61,121	61,121

The methods and assumptions used to estimate fair values are described as follows:

(a) Cash and Cash Equivalents - The carrying amounts of cash and due from banks, interest-earning deposits in other banks, and Federal funds sold approximate fair values and are classified as Level 1.

(b) Investment securities - The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

(c) Loans - Fair values of loans are estimated as follows: fixed and variable loans are estimated using discounted cash flow analyses, taking into consideration various factors including loan type, credit loss and prepayment expectations. The loan cash flows are discounted to present value using a combination of existing market rates and liquidity spreads as well as underlying index rates and margins on variable rate loans resulting in a Level 3 classification.

(d) Time Deposits - Fair value for fixed and variable rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Company for certificates with similar remaining maturities resulting in a Level 2 classification.

(e) Short-Term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, maturing within one year, approximate their fair values resulting in a Level 2 classification.

(f) Subordinated Debentures and Senior Debt - The fair values of the Company's Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Assets Recorded at Fair Value

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2024 and 2023:

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements (in thousands):

17. FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements Using			
	Fair Value	Level 1	Level 2	Level 3
December 31, 2024				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 9,058	$ -	$ 9,058	$ -
U.S. Government agencies	65	-	65	-
Obligations of states and political subdivisions	164,640	-	164,640	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	72,302	-	72,302	-
Private label mortgage and asset backed securities	230,555	-	230,555	-
Equity Securities	6,586	6,586	-	-
Total assets measured at fair value on a recurring basis	$ 483,206	$ 6,586	$ 476,620	$ -

	Fair Value Measurements Using			
	Fair Value	Level 1	Level 2	Level 3
December 31, 2023				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 8,954	$ -	$ 8,954	$ -
U.S. Government agencies	95	-	95	-
Obligations of states and political subdivisions	180,222	-	180,222	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	83,352	-	83,352	-
Private label residential mortgage and asset backed securities	324,573	-	324,573	-
Corporate debt securities	-	-	-	-
Equity Securities	6,649	6,649	-	-
Total assets measured at fair value on a recurring basis	$ 603,845	$ 6,649	$ 597,196	$ -

Securities in Level 1 are mutual funds and fair values are based on quoted market prices for identical instruments traded in active markets. Fair values for available-for-sale investment securities in Level 2 are based on quoted market prices for similar securities in active markets. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings. During the years ended December 31, 2024 and 2023, no transfers between levels occurred.

There were no Level 3 assets measured at fair value on a recurring basis at December 31, 2024 or December 31, 2023. Also there were no liabilities measured at fair value on a recurring basis at December 31, 2024 or December 31, 2023.

Non-Recurring Basis
There were no assets measured on a non-recurring basis at December 31, 2024 and December 31, 2023.

18. OPERATING SEGMENTS

The Company has one reportable segment: banking operations. Loans and leases, investment securities, interest-bearing deposits and non-interest income provide the revenues of the banking operation. Loans and leases generate a majority of the Company's interest and fee income. Interest income earned on investment securities and interest-bearing deposits are another source of revenue. Non-interest income is derived from deposit products offered to customers that generate fees and service charge income. Additional other sources of non-interest income include earnings from bank owned life insurance, merchant card services, and other investments. Interest expense, provisions for credit losses, salaries and employee benefits, and data processing provide the significant expenses in banking operations. These significant expenses are the same as those disclosed in the Company's Consolidated Statements of Income and Consolidated Statements of Cash Flows.

The Company's chief operating decision maker (CODM) is the Chief Executive Officer. The CODM is provided with consolidated balance sheets, income statements, and net interest margin analyses in order to evaluate the revenue streams, significant expenses, and budget-to-actual results in assessing the Company's segment and determining the allocation of resources. Additionally, the CODM reviews performance of various components of banking operations, such as asset mix, funding sources for assets, and overhead costs, in order to assess product pricing, profitability and evaluate return on assets. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring budget-to-actual results are used in assessing performance and in establishing compensation.

	Years ended December 31,		
	2024	2023	2022
Interest and dividend income	$ 160,388	$ 102,418	$ 82,988
Reconciliation of revenue:			
Other noninterest income	6,445	7,020	5,054
Total consolidated revenue	166,833	109,438	88,042
Less:			
Interest expense	50,021	19,989	3,422
Segment net interest income and noninterest income	116,812	89,449	84,620
Less:			
Provision for credit losses	11,113	309	995
Salaries and employee benefits	48,470	31,367	28,917
Other segment items (1)	46,231	23,933	19,567
Income tax expense	3,332	8,304	8,496
Consolidated net income	$ 7,666	$ 25,536	$ 26,645

	As of December 31,	
	2024	2023
Reconciliation of assets		
Total assets for reportable segment	$ 3,521,771	$ 2,433,426
Adjustments and reconciling items	-	-
Total consolidated assets	$ 3,521,771	$ 2,433,426

(1) - Other segment items include other non-interest expense such as occupancy expense, data processing, professional fees, regulatory assessments, and advertising.

Notes to Consolidated Financial Statements

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS
December 31, 2024 and 2023
(In thousands)

	2024	2023
ASSETS		
Cash and cash equivalents	$ 303	$ 776
Investment in Bank subsidiary	428,907	274,596
Other assets	3,564	1,704
Total assets	$ 432,774	$ 277,076
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Senior debt and subordinated debentures	$ 69,889	$ 69,744
Other liabilities	200	268
Total liabilities	70,089	70,012
Shareholders' equity:		
Common stock	207,816	62,550
Retained earnings	209,984	210,548
Accumulated other comprehensive loss, net of tax	(55,115)	(66,034)
Total shareholders' equity	362,685	207,064
Total liabilities and shareholders' equity	$ 432,774	$ 277,076

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2024, 2023, and 2022
(In thousands)

	2024	2023	2022
Income:			
Dividends declared by Subsidiary (Company)—eliminated in consolidation	$ 14,000	$ 6,963	$ (38,000)
Other income	30	11	6
Total income	14,030	6,974	(37,994)
Expenses:			
Interest on subordinated debentures and borrowings	3,298	3,652	1,971
Professional fees	514	1,305	239
Other expenses	3,825	283	601
Total expenses	7,637	5,240	2,811
Income (loss) before equity in undistributed net income of Subsidiary	6,393	1,734	(40,805)
Equity in undistributed (deficit in distributed) net income of Subsidiary, net of distributions	(477)	22,256	66,583
Income before income tax benefit	5,916	23,990	25,778
Benefit from income taxes	1,750	1,546	867
Net income	$ 7,666	$ 25,536	$ 26,645
Total other comprehensive income (loss)	10,919	15,193	(88,859)
Comprehensive income (loss)	$ 18,585	$ 40,729	$ (62,214)

Notes to Consolidated Financial Statements

19.   PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024, 2023, and 2022
(In thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 7,666	$ 25,536	$ 26,645
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed net income of subsidiary, net of distributions	477	(22,256)	(66,583)
Equity-based compensation	879	858	776
Amortization of unamortized issuance cost	143	145	145
Net (increase) decrease in other assets	(2,015)	(715)	(499)
Net increase (decrease) in other liabilities	(68)	(542)	390
Benefit for deferred income taxes	-	-	15
Net cash provided by (used in) operating activities	7,082	3,026	(39,111)
Cash flows used in investing activities:			
Investment in subsidiary	-	-	-
Cash flows from financing activities:			
Proceeds from issuance of subordinated and senior debt	-	-	30,000
Cash dividend payments on common stock	(8,230)	(5,657)	(5,638)
Purchase and retirement of common stock	(38)	(1)	(6,814)
Proceeds from exercise of stock options	465	-	489
Proceeds from stock issued under employee stock purchase plan	248	206	216
Net cash (used in) provided by financing activities	(7,555)	(5,452)	18,253
(Decrease) increase in cash and cash equivalents	(473)	(2,426)	(20,858)
Cash and cash equivalents at beginning of year	776	3,202	24,060
Cash and cash equivalents at end of year	$ 303	$ 776	$ 3,202
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 2,756	$ 4,180	$ 1,431

20.   SUBSEQUENT EVENT

Dividend Declared

On January 22, 2025, the Board of Directors declared a 0.12 per share cash dividend payable on February 21, 2025 to shareholders of record as of February 7, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Community West Bancshares

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Community West Bancshares and subsidiary (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

Change in Accounting Principle

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company changed its method of accounting for allowance for credit losses as of January 1, 2023, due to the adoption of Accounting Standards Update No. 2016-13, which established Accounting Standards Codification Topic 326, *Financial Instruments—Credit Losses*.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses for Loans

As described in notes 1 and 4 to the consolidated financial statements, the allowance for credit losses on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The Company's allowance for credit losses on loans was $25.8 million as of December 31, 2024. The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenarios forecast approach. These scenarios may consist of a base forecast representing the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions.

We identified the selection of national or local peer group historical losses and the selection and weighting of the forecasted economic scenarios used by the Company's management in the estimate of the allowance for credit losses for loans as a critical audit matter. The principal consideration for our determination of the allowance for credit losses for loans as a critical audit matter is the subjective judgement required by management in the selection of national or local peer group historical losses and selection and weighting of the forecasted economic scenarios. Auditing management's judgments regarding modeled expectations applied to the allowance for credit losses for loans involved significant audit effort, as well as especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design and testing the operating effectiveness of internal controls related to the Company's selection of national or local peer group historical losses and the selection and weighting of the forecasted economic scenarios Our audit procedures related to the critical audit matter included the following, among others:

- Testing the completeness and accuracy of key model inputs including loan data.

- Evaluating the reasonableness of the selection and weighting of forecasted economic scenarios.

- Evaluating the reasonableness of selections of national or local peer group historical losses.

Business Combination

As described in notes 1, 2 and 6 to the consolidated financial statements, Central Valley Community Bancorp completed its merger transaction with Community West Bancshares on April 1, 2024, and changed its name to Community West Bancshares. Total consideration was $143.7 million. The Company's estimated fair values of the acquired loans and leases was $920.1 million, and the core deposit intangible asset was $10.0 million. To estimate the fair value of the acquired loans, the Company utilized a discounted cash flow methodology that included significant assumptions relating to market discount rates using a build-up approach and default and loss rates. To estimate the fair value of the core deposit intangible asset, the Company utilized a discounted economic benefit methodology that included significant assumptions relating to deposit runoff rates, cost of deposits, cost of alternative funds, and a discount rate applied.

We identified the acquisition date valuation of acquired loans and leases and the core deposit intangible asset as a critical audit matter, due to of the judgment necessary by management to determine the fair value of the loan portfolio acquired and the fair value of the core deposit intangible asset recorded, and the especially challenging and subjective auditor judgment and the extent of audit effort in testing management's significant assumptions used in the fair value estimates, including using individuals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design and testing the operating effectiveness of internal controls related to the Company's fair value estimates of the acquired loans and leases and the core deposit intangible asset, including the significant assumptions used by the Company's management. Our audit procedures related to the critical audit matter included the following, among others:

- Testing management's process used to estimate the fair value of the acquired loans and leases and core deposit intangible asset.

- Testing the completeness and accuracy of underlying data used.

- Evaluating the reasonableness of the significant assumptions used.

- Utilizing professionals with specialized skill and knowledge to assist in evaluating the methods and the reasonableness of certain significant assumptions used.

We have served as the Company's auditor since 2023.

Moss Adams LLP

Sacramento, California
March 17, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of
Community West Bancshares
Fresno, California

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of income, comprehensive income (loss), changes in shareholders' equity, and cash flows of Community West Bancshares (formerly known as Central Valley Community Bancorp and Subsidiary) (the "Company") for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We served as the Company's auditor from 2011 to 2023.

Crowe LLP

Sacramento, California
March 9, 2023

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

Management's discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial Statements, including the Notes thereto, in Item 8 of this Annual Report.

INTRODUCTION

Effective April 1, 2024, Central Valley Community Bancorp, completed its merger transaction with Community West Bancshares. Shortly thereafter, Community West Bank, a wholly owned subsidiary of Community West Bancshares, merged with and into Central Valley Community Bank, a wholly owned subsidiary of Central Valley Community Bancorp, with Central Valley Community Bank being the surviving banking institution. Effective with these mergers, the names of Central Valley Community Bancorp and Central Valley Community Bank were changed to Community West Bancshares and Community West Bank, respectively.

Community West Bancshares (NASDAQ: CWBC) (the Company) was incorporated on February 7, 2000. The formation of the holding company offered the Company more flexibility in meeting the long-term needs of customers, shareholders, and the communities it serves. The Company currently has one bank subsidiary, Community West Bank (the Bank) and one business trust subsidiary, Service 1st Capital Trust 1. The Company's market area includes Central California from Sacramento, California in the north to Bakersfield, California in the south and west to the Central California Coast.

During 2024, we focused on asset quality, liquidity, and capital adequacy. We also focused on assuring that competitive products and services were made available to our clients while adjusting to the many new laws and regulations that affect the banking industry.

As of December 31, 2024, the Bank operated 26 full-service offices. Additionally, the Bank maintains an Agribusiness Center, and an SBA Lending Division.

OVERVIEW

Financial Highlights

The significant highlights for the Company as of or for the period ended December 31, 2024 included the following:

- Net income for 2024 was $7,666,000 compared to $25,536,000 and $26,645,000 for the years ended December 31, 2023 and 2022, respectively.

- Diluted earnings per share (EPS) for the year ended December 31, 2024 was $0.45, compared to $2.17 and $2.27 for the years ended December 31, 2023 and 2022, respectively.

- Total assets at December 31, 2024 were $3.52 billion compared to $2.43 billion at December 31, 2023.

- Net loans increased $1.03 billion or 81%, and total assets increased $1.09 billion or 45% at December 31, 2024 compared to December 31, 2023.

- Total deposits increased 43% to $2.91 billion at December 31, 2024 compared to $2.04 billion at December 31, 2023.

- Total equity was $363 million at December 31, 2024 compared to $207 million at December 31, 2023.

- Total cost of deposits increased to 1.53% for the year ended December 31, 2024 compared to 0.72% for the year ended December 31, 2023.

- Average non-interest bearing demand deposit accounts as a percentage of total average deposits was 38.62% and 45.84% for the years ended December 31, 2024 and December 31, 2023, respectively.

- Net interest margin increased to 3.76% for the year ended December 31, 2024, from 3.58% for the year ended December 31, 2023.

- Return on average equity ("ROE") for 2024 was 2.42% compared to 13.81% and 14.25% for 2023 and 2022, respectively.

- Return on average assets ("ROA") for 2024 was 0.24% compared to 1.04% and 1.09% for 2023 and 2022, respectively.

- There were $6.46 million non-performing assets for the year ended December 31, 2024. Additionally, net loan charge-offs were $463,000 and loans delinquent more than 30 days were $9.84 million, compared to net loan charge-offs of $20,000 and loans delinquent more than 30 days of $3.74 million for the year ended December 31, 2023.

- Capital positions remain strong at December 31, 2024 with a 9.17% Tier 1 Leverage Ratio; a 11.15% Common Equity Tier 1 Ratio; a 11.33% Tier 1 Risk-Based Capital Ratio; and a 13.58% Total Risk-Based Capital Ratio.

Dividend Declared

The Company declared a $0.12 per common share cash dividend, payable on February 21, 2025 to shareholders of record on February 7, 2025.

Key Factors in Evaluating Financial Condition and Operating Performance

In evaluating our financial condition and operating performance, we focus on several key factors including:

- Return to our shareholders;

- Return on average assets and net interest margin;

- Asset quality;

- Asset growth;

- Capital adequacy;

- Operating efficiency; and

- Liquidity.

Return to Our Shareholders

One measure of our return to our shareholders is the return on average equity (ROE), which is a ratio that measures net income divided by average shareholders' equity. Our ROE was 2.42% for the year ended 2024 compared to 13.81% and 14.25% for the years ended 2023 and 2022, respectively.

Our net income for the year ended December 31, 2024 decreased $17,870,000 compared to 2023 and decreased $1,109,000 in 2023 compared to 2022. Contributing to the decrease during 2024, compared to 2023, was due to merger related expenses of $20,491,000, including a one-time provision for the expected credit losses of the acquired portfolio of $10,877,000. During 2023, net income compared to 2022 was primarily impacted by higher non-interest expenses, including $1,191,000 in merger related expenses.

Net interest income increased $27,938,000 primarily due to increased volume and rates from the merger with Community West Bancshares. For 2024, our net interest margin (NIM) increased 18 basis points to 3.76% compared to 3.58% in 2023 as a result of yield and asset mix changes. Net interest income was positively impacted by the accretion of the loan marks on acquired loans in the amount of $9,849,000 and $325,000 for the twelve months ended December 31, 2024 and 2023, respectively. In addition, net interest income before the provision for credit losses for the twelve months ended December 31, 2024 benefited by approximately $83,000 in nonrecurring income from prepayment penalties and payoff of loans, as compared to $165,000 for the twelve months ended December 31, 2023. Excluding these benefits, net interest income for the twelve months ended December 31, 2024 increased by $18,496,000 compared to the twelve months ended December 31, 2023.

Non-interest income decreased $575,000, or 8.19% in 2024 compared to 2023 primarily due to a $3,292,000 increase in net realized losses on sales and calls of investment securities partially offset by an increase of $1,629,000 in other income, an increase in loan placement fees of $309,000 and a increase in service charge income of $295,000. The increase in other income is primarily attributed to changes in fair value of other equity investments and increase in certain merchant fee activity.

Non-interest expenses increased $39,401,000 or 71.25% to $94,701,000 in 2024 compared to $55,300,000 in 2023. The net increase year over year was driven by the merger, which added seven banking centers and 131 additional full-time equivalent employees on April 1, 2024. The most notable increases were salaries and employee benefits of $17,103,000, merger related expenses of $8,423,000, occupancy expenses of $3,753,000, information technology of $2,324,000 and $1,127,000 in data processing.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

The Company recorded an income tax provision of $3,332,000 for the twelve months ended December 31, 2024, compared to $8,304,000 for the twelve months ended December 31, 2023, and $8,496,000 for the twelve months ended December 31, 2022. Basic EPS was $0.45 for 2024 compared to $2.17 and $2.27 for 2023 and 2022, respectively. Diluted EPS was $0.45 for 2024 compared to $2.17 and $2.27 for 2023 and 2022, respectively.

Return on Average Assets and Net Interest Margin

Our ROA is a ratio that measures our performance as a comparable figure with other banks and bank holding companies. Our ROA for the year ended 2024 was 0.24% compared to 1.04% and 1.09% for the years ended December 31, 2023 and 2022, respectively. The 2024 decrease of 80 basis points in ROA is primarily due to the decrease in net income due to merger related expenses, including a one-time provision for the expected credit losses of the acquired portfolio of $10,877,000.

Our net interest margin (fully tax equivalent basis) was 3.76% for the year ended December 31, 2024, compared to 3.58% and 3.52% for the years ended December 31, 2023 and 2022, respectively. The increase in 2024 net interest margin compared to 2023, resulted from the increase in the yield on the Company's loan portfolio and an increase in the balance of average interest earning assets. The effective tax equivalent yield on total earning assets increased 101 basis points. This increase was partially offset by an increase in the cost of total interest-bearing liabilities, which increased 117 basis points to 2.76% for the year ended December 31, 2024. Our cost of total deposits in 2024 and 2023 was 1.53% and 0.72%, respectively, compared to 0.06% for the same period in 2022. Our net interest income before provision for credit losses increased $27,938,000 or 33.89% to $110,367,000 for the year ended 2024 compared to $82,429,000 and $79,566,000 for the years ended 2023 and 2022, respectively.

Asset Quality

For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of classified and nonperforming loans, and is a key element in estimating the future earnings of a company. There were $6.46 million nonperforming assets or nonperforming loans at December 31, 2024. There were no non-performing loans at December 31, 2023. The increase in nonperforming assets was primarily due to nonperforming assets acquired as of April 1, 2024 in connection with the merger. Also during 2024, there were $2.26 million in single family residential mortgages placed on non-accrual.

The Company had no other real estate owned at December 31, 2024, or December 31, 2023. No foreclosed assets were recorded at December 31, 2024 or December 31, 2023. Management maintains certain loans that have been brought current by the borrower (less than 30 days delinquent) on nonaccrual status until such time as management has determined that the loans are likely to remain current in future periods.

The allowance for credit losses as a percentage of outstanding loan balance was 1.11% as of December 31, 2024 and 1.14% as of December 31, 2023. The ratio of net charge-offs/(recoveries) to average loans was 0.02% as of December 31, 2024 and (0.002)% as of December 31, 2023.

Asset Growth

As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact in increasing net income and therefore ROE and ROA. The majority of our assets are loans and investment securities, and the majority of our liabilities are deposits, and therefore the ability to generate deposits as a funding source for loans and investments is fundamental to our asset growth. Due to the merger that closed on April 1, 2024, total assets increased 45% during 2024 to $3,521,771,000 as of December 31, 2024 from $2,433,426,000 as of December 31, 2023. Total loans, net of discount increased 80.84% to $2,334,221,000 as of December 31, 2024, compared to $1,290,797,000 at December 31, 2023. Total investment securities decreased $121,229,000 to $785,058,000 as of December 31, 2024 compared to $906,287,000 as of December 31, 2023. Total deposits increased 43% to $2,910,777,000 as of December 31, 2024 compared to $2,041,612,000 as of December 31, 2023.

Our loan to deposit ratio at December 31, 2024 was 80.19% compared to 63.22% at December 31, 2023.

Capital Adequacy

At December 31, 2024, we had a total capital to risk-weighted assets ratio of 13.58%, a Tier 1 risk-based capital ratio of 11.33%, common equity Tier 1 ratio of 11.15%, and a leverage ratio of 9.17%. At December 31, 2023, we had a total capital to risk-weighted assets ratio of 16.08%, a Tier 1 risk-based capital ratio of 13.07%, common equity Tier 1 ratio of 12.78%, and a leverage ratio of 9.18%. At December 31, 2024, on a stand-alone basis, the Bank had a total risk-based capital ratio of 14.54%, a Tier 1 risk based capital ratio of 13.54%, common equity Tier 1 ratio of 13.54%, and a leverage ratio of 11.04%. At December 31, 2023, the Bank had a total risk-based capital ratio of 17.74%, Tier 1 risk-based capital of 16.76% and a leverage ratio of 11.75%. Note 13 of the audited Consolidated Financial Statements provides more detailed information concerning the Company's capital amounts and ratios.

As of December 31, 2024, the Bank met or exceeded all of their capital requirements inclusive of the capital buffer. The Bank's capital ratios exceeded the regulatory guidelines for a well-capitalized financial institution under the Basel III regulatory requirements at December 31, 2024.

Operating Efficiency

Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. A lower ratio represents greater efficiency. The Company's efficiency ratio (operating expenses divided by net interest income plus non-interest income) was 81.07% for 2024 compared to 61.82% for 2023 and 57.30% for 2022. The decline in the efficiency ratio in 2024 was due to the merger related expenses. The combination of the Company's net interest income before provision for credit losses, plus non-interest income, increased 30.59% to $116,812,000 in 2024 compared to $89,449,000 in 2023 and $84,620,000 in 2022, while operating expenses increased 71.25% in 2024, 14.06% in 2023, and 1.06% in 2022.

Liquidity

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include providing for customers' credit needs, funding of securities purchases, and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committee. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments. Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco, or the Federal Reserve. We have available unsecured lines of credit with correspondent banks totaling approximately $110,000,000 and secured borrowing lines of approximately $738,556,000 with the Federal Home Loan Bank. These funding sources are augmented by collection of principal and interest on loans, the routine maturities and pay downs of securities from our investment securities portfolio, the stability of our core deposits, and the ability to sell investment securities. Primary uses of funds include origination and purchases of loans, withdrawals of and interest payments on deposits, purchases of investment securities, and payment of operating expenses.

We had liquid assets (cash and due from banks, interest-earning deposits in other banks, Federal funds sold, equity securities, and available-for-sale securities) totaling $604,097,000 or 17.15% of total assets at December 31, 2024 and $657,573,000 or 27.02% of total assets as of December 31, 2023.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

<u>RESULTS OF OPERATIONS</u>

(In thousands, except share and per-share amounts)	December 31, 2024	December 31, 2023	December 31, 2022
	For the Year Ended		
Net interest income before provision for credit losses	$ 110,367	$ 82,429	$ 79,566
Provision for credit losses	11,113	309	995
Net interest income after provision for credit losses	99,254	82,120	78,571
Total non-interest income	6,445	7,020	5,054
Total non-interest expenses	94,701	55,300	48,484
Income before provision for income taxes	10,998	33,840	35,141
Provision for income taxes	3,332	8,304	8,496
Net income	$7,666	$25,536	$26,645

Net income was $7,666,000 in 2024 compared to $25,536,000 and $26,645,000 in 2023 and 2022, respectively. Basic earnings per share was $0.45, $2.17, and $2.27 for 2024, 2023, and 2022, respectively. Diluted earnings per share was $0.45, $2.17, and $2.27 for 2024, 2023, and 2022, respectively. ROE was 2.42% for 2024 compared to 13.81% for 2023 and 14.25% for 2022. ROA for 2024 was 0.24% compared to 1.04% for 2023 and 1.09% for 2022.

Net income for the year ended December 31, 2024 decreased $17,870,000 compared to 2023 and decreased $1,109,000 in 2023 compared to 2022. Contributing to the decrease during 2024, compared to 2023, were merger related expenses, including a one-time provision for the expected credit losses of the acquired portfolio of $10,877,000. During 2023, net income compared to 2022 was primarily impacted by higher non-interest expenses, including $1,191,000 of merger related expenses.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES

Community West Bancshares's financial results are presented in accordance with GAAP and refer to certain non-GAAP financial measures. Management believes that presentation of operating results using non-GAAP financial measures provides useful supplemental information to investors and facilitates the analysis of the Company's core operating results and comparison of operating results across reporting periods. Management also uses non-GAAP financial measures to establish budgets and manage the Company's business. A reconciliation of the GAAP financial measures to comparable non-GAAP financial measures is presented below.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES (Continued)

<u>Reconciliation of GAAP and Non-GAAP Financial Measures</u>

(In thousands, except share and per-share amounts)	December 31, 2024	December 31, 2023
NET INCOME:		
Net income (GAAP)	$ 7,666	$ 25,536
Merger and conversion related costs:		
Provision for credit losses on non-purchased credit deteriorated loans	10,877	-
Personnel and severance	3,639	-
Professional services	2,240	1,191
Data processing and information technology	2,961	-
Other	774	-
Total merger and conversion related costs, net of taxes	20,491	1,191
Loss on sale of investment securities	4,199	907
Income tax benefit of non-core expenses	(7,298)	(620)
Comparable net income (non-GAAP)	$ 25,058	$ 27,014
DILUTED EARNINGS PER SHARE:		
Weighted average diluted shares	17,179,796	11,752,872
Diluted earnings per share (GAAP)	$ 0.45	$ 2.17
Comparable diluted earnings per share (non-GAAP)	$ 1.46	$ 2.30
RETURN ON AVERAGE ASSETS		
Average assets	$ 3,190,361	$2,460,358
Return on average assets (GAAP)	0.24%	1.04%
Comparable return on average assets (non-GAAP)	0.79%	1.10%
RETURN ON AVERAGE EQUITY		
Average stockholders' equity	$ 317,142	$ 184,878
Return on average equity (GAAP)	2.42%	13.81%
Comparable return on average equity (non-GAAP)	7.90%	14.61%
EFFICIENCY RATIO		
Non-interest expense (GAAP)	$ 94,701	$ 55,300
Merger-related non-interest expenses	(20,491)	(1,191)
Non-interest expense (non-GAAP)	74,210	54,109
Net interest income (GAAP)	110,367	82,429
Non-interest income (GAAP)	6,445	7,020
Loss on sale of investment securities	4,199	907
Non-interest income (non-GAAP)	$ 10,644	$ 7,927
Efficiency ratio (GAAP)	81.07%	61.82%
Comparable efficiency ratio (non-GAAP)	61.33%	59.88%

<u>Interest Income and Expense</u>

The level of net interest income depends on several factors in combination, including yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-bearing liabilities, and the mix of products which comprise the Company's earning assets, deposits, and other interest-bearing liabilities. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid.

The following Distribution, Rate and Yield table presents the average amounts outstanding for the major categories of the Company's balance sheet, the average interest rates earned or paid thereon, and the resulting net interest margin on average interest earning assets for the periods indicated. Average balances are based on daily averages.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES (Continued)

SCHEDULE OF AVERAGE BALANCES, AVERAGE YIELDS AND RATES (Dollars in thousands)	Year Ended December 31, 2024			Year Ended December 31, 2023			Year Ended December 31, 2022		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS									
Interest-earning deposits in other banks	$ 83,251	$ 4,355	5.23%	$ 67,749	$ 3,576	5.28%	$ 48,032	$ 391	0.81%
Securities									
Taxable securities	663,230	20,384	3.07%	760,140	23,437	3.08%	862,079	20,011	2.32%
Non-taxable securities (1)	249,584	6,940	2.78%	256,196	7,091	2.77%	270,014	8,454	3.13%
Total investment securities	912,814	27,324	2.99%	1,016,336	30,528	3.00%	1,132,093	28,465	2.51%
Total securities and interest-earning deposits	996,065	31,679	3.18%	1,084,085	34,104	3.15%	1,180,125	28,856	2.45%
Loans (2) (3)	1,978,386	130,166	6.58%	1,263,226	69,803	5.53%	1,133,641	55,907	4.93%
Total interest-earning assets	2,974,451	$ 161,845	5.44%	2,347,311	$ 103,907	4.43%	2,313,766	$ 84,763	3.66%
Allowance for credit losses	(22,635)			(14,312)			(10,005)		
Nonaccrual loans	2,421			-			278		
Cash and due from banks	29,884			27,671			36,491		
Bank premises and equipment	20,297			10,465			8,092		
Other assets	185,943			89,223			90,772		
Total average assets	$ 3,190,361			$ 2,460,358			$ 2,439,394		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings and NOW accounts	$ 481,447	$1,464	0.30%	$ 473,102	$611	0.13%	$581,285	$232	0.04%
Money market accounts	759,203	20,284	2.67%	531,013	8,910	1.68%	486,823	848	0.17%
Time certificates of deposit	389,667	18,918	4.85%	163,220	6,006	3.68%	81,473	117	0.14%
Total interest-bearing deposits	1,630,317	40,666	2.49%	1,167,335	15,527	1.33%	1,149,581	1,197	0.10%
Other borrowed funds	178,627	9,355	5.24%	86,250	4,462	5.17%	63,752	2,225	3.49%
Total interest-bearing liabilities	1,808,944	$ 50,021	2.76%	1,253,585	$ 19,989	1.59%	1,213,333	$3,422	0.28%
Non-interest bearing demand deposits	1,025,611			987,906			1,006,511		
Other liabilities	38,664			33,989			32,532		
Shareholders' equity	317,142			184,878			187,018		
Total average liabilities and shareholders' equity	$ 3,190,361			$ 2,460,358			$ 2,439,394		
Interest income and rate earned on average earning assets		$ 161,845	5.44%		$ 103,907	4.43%		$ 84,763	3.66%
Interest expense and interest cost related to average interest-bearing liabilities		50,021	2.76%		19,989	1.59%		3,422	0.28%
Net interest income and net interest margin (4)		$ 111,824	3.76%		$ 83,918	3.58%		$ 81,341	3.52%

(1) Interest income is calculated on a fully tax equivalent basis, which includes Federal tax benefits relating to income earned on municipal bonds totaling $1,457, $1,489, and $1,775 in 2024, 2023, and 2022, respectively.

(2) Loan interest income includes loan (costs)fees of $(622) in 2024, $(11) in 2023, and $274 in 2022.

(3) Average loans do not include nonaccrual loans.

(4) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES
(Continued)

The following table sets forth a summary of the changes in interest income and interest expense due to changes in average asset and liability balances (volume) and changes in average interest rates for the periods indicated. The change in interest due to both rate and volume has been allocated to the change in rate.

Changes in Volume/Rate (In thousands)	For the Years Ended December 31, 2024 Compared to 2023			For the Years Ended December 31, 2023 Compared to 2022		
	Volume	Rate	Net	Volume	Rate	Net
Increase (decrease) due to changes in:						
Interest income:						
Interest-earning deposits in other banks	$ 818	$ (39)	$ 779	$ 160	$ 3,025	$ 3,185
Investment securities:						
Taxable	(2,988)	(65)	(3,053)	(2,366)	5,792	3,426
Non-taxable (1)	(183)	32	(151)	(432)	(931)	(1,363)
Total investment securities	(3,171)	(33)	(3,204)	(2,798)	4,861	2,063
Loans	39,518	20,845	60,363	6,390	7,506	13,896
Total earning assets (1)	37,165	20,773	57,938	3,752	15,392	19,144
Interest expense:						
Deposits:						
Savings, NOW and MMA	3,838	8,389	12,227	33	8,408	8,441
Time certificate of deposits	8,332	4,580	12,912	117	5,772	5,889
Total interest-bearing deposits	12,170	12,969	25,139	150	14,180	14,330
Other borrowed funds	4,778	115	4,893	785	1,452	2,237
Total interest bearing liabilities	16,948	13,084	30,032	935	15,632	16,567
Net interest income (1)	$ 20,217	$ 7,689	$ 27,906	$ 2,817	$ (240)	$ 2,577

(1) Computed on a tax equivalent basis for securities exempt from federal income taxes.

Interest and fee income from loans increased $60,363,000 or 86.48% in 2024 compared to 2023. Interest and fee income from loans increased $13,896,000 or 24.86% in 2023 compared to 2022. The increase in 2024 is attributable to rate increases and an increase of $717,581,000 in average total loans outstanding.

Average total loans, including nonaccrual loans, for 2024 increased $717,581,000 to $1,980,807,000 compared to $1,263,226,000 for 2023 and $1,133,919,000 for 2022. The yield on loans for 2024 was 6.58% compared to 5.53% and 4.93% for 2023 and 2022, respectively. The impact to interest income from the accretion of the loan marks on acquired loans was an increase to $9,849,000 from $325,000 for the years ended December 31, 2024 and 2023, respectively.

Interest income from total investment securities decreased $3,204,000 in the twelve months ended December 31, 2024 to $27,324,000 compared to $30,528,000 for 2022 and $28,465,000 for 2022. The yield on average total investment securities decreased one basis point to 2.99% for the twelve months ended December 31, 2024 compared to 3.00% for 2023 and 2.51% for 2022. Average total amortized cost of investment securities for the twelve months ended December 31, 2024 decreased $103,522,000 or 10.19% to $912,814,000 compared to $1,016,336,000 for 2023 and $1,132,093,000 for 2022.

A significant portion of the investment portfolio is mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs). At December 31, 2024, we held $302,857,000 or 38.90% of the total market value of the investment portfolio in MBS and CMOs with an average book yield of 2.94%. We invested in CMOs and MBS as part of our overall strategy to increase our net interest margin. CMOs and

MBS by their nature are affected by prepayments which are impacted by changes in interest rates. In a normal declining rate environment, prepayments from MBS and CMOs would be expected to increase and the expected life of the investment would be expected to shorten. However, as interest rates have increased, prepayments have declined and the average life of the MBS and CMOs have extended. Premium amortization and discount accretion of these investments affects our net interest income. Management monitors the prepayment trends of these investments and adjusts premium amortization and discount accretion based on several factors. These factors include the type of investment, the investment structure, interest rates, interest rates on new mortgage loans, expectation of interest rate changes, current economic conditions, the level of principal remaining on the bond, the bond coupon rate, the bond origination date, and volume of available bonds in market. The calculation of premium amortization and discount accretion is by its nature inexact, and represents management's best estimate of principal pay downs inherent in the total investment portfolio.

The cumulative net-of-tax effect of the change in market value of the available-for-sale investment portfolio as of December 31, 2024 was an unrealized loss of $55,115,000 and is reflected in the Company's equity. At December 31, 2024, the effective duration of the available-for-sale investment portfolio was 4.02 years and the market value reflected a pre-tax unrealized loss of $59,221,000. Management reviews market value declines on individual investment securities to determine whether there is a need to record impairment. For the years ended December 31, 2024, 2023, and 2022, no impairment was recorded. Future deterioration in the market values of our investment securities may require the Company to recognize unrealized losses.

Total interest income in 2024 increased $57,970,000 to $160,388,000 compared to $102,418,000 in 2023 and $82,988,000 in 2022, respectively. The increase in 2024 was the result of the merger, yield changes and asset mix changes. The tax-equivalent yield on interest earning assets increased to 5.44% for the year ended December 31, 2024 from 4.43% for the year ended December 31, 2023. Average interest earning assets increased to $2,974,451,000 for the year ended December 31, 2024 compared to $2,347,311,000 for the year ended December 31, 2023. Average interest-earning deposits in other banks increased $15,502,000 in 2024 compared to 2023. Average yield on these deposits was 5.23% compared to 5.28% on December 31, 2024 and December 31, 2023 respectively. Average investments and interest-earning deposits decreased $88,020,000 and the tax equivalent yield on those assets increased three basis points. Average total loans increased $717,581,000 while the yield on average loans increased 105 basis points.

Interest expense on deposits in 2024 increased $25,139,000 or 161.91% to $40,666,000 compared to $15,527,000 in 2023 and increased $39,469,000 as compared to 2022. The yield on interest-bearing deposits increased to 2.49% for the year ended December 31, 2024, compared to 1.33% for the year ended December 31, 2023. The yield on interest-bearing deposits increased 123 basis points from 0.10% when comparing 2023 to 2022. Average interest-bearing deposits were $1,630,317,000 for 2024 compared to $1,167,335,000 and $1,149,581,000 for 2023 and 2022, respectively.

Average other borrowings were $178,627,000 with an effective rate of 5.24% for 2024 compared to $86,250,000 with an effective rate of 5.17% for 2023. Included in other borrowings are the junior subordinated debentures acquired from Service 1st Bancorp ("Service 1st"), subordinated debt, senior debt, advances on lines of credit, advances from the Federal Home Loan Bank (FHLB), and overnight borrowings. The junior subordinated debentures carry a floating rate based on the three month SOFR plus a margin of 1.60%. The rate was 6.52% for 2024 and 7.26% for 2023. The subordinated debt, issued in 2021, bears a fixed interest rate of 3.130% per year. The senior debt has an interest rate cap of 6.75% which was reached in 2022. The FHLB long-term advances were recorded at fair value as of April 1, 2024 and included a discount of $4.4 million that is being amortized over the remaining life of the advances, which mature in April and June 2025. Additionally, there was one short-term FHLB advance outstanding as of December 31, 2024 with an interest rate of 4.52%.

The cost of all interest-bearing liabilities was 2.76% for 2024, compared to 1.59% and 0.28% for 2023 and 2022, respectively. The cost of total deposits was 1.53% for the year ended December 31, 2024, compared to 0.72% and 0.06% for the years ended December 31, 2023 and 2022, respectively. Average non-interest bearing demand deposits increased $37,705,000 to $1,025,611,000 in 2024 compared to $987,906,000 for 2023 and $1,006,511,000 for 2022. The ratio of average non-interest demand deposits to average total deposits decreased to 38.62% for 2024 compared to 45.84% and 46.68% for 2023 and 2022, respectively.

NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES

Net interest income before provision for credit losses for 2024 increased $27,938,000 or 33.89% to $110,367,000 compared to $82,429,000 for 2023. The increase in

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES
(Continued)

2024 was a result of yield changes, asset mix changes, and an increase in average earning assets, offset by an increase in average interest bearing liabilities. The increase in average earnings assets and liabilities was due to the merger with Community West Bank. The net interest margin (NIM) increased eighteen basis points. Yield on interest earning assets increased 101 basis points. The increase in net interest margin in the period-to-period comparison resulted primarily from the increase in yield and volume of loans partially offset by increase in the yield and volume of interest-bearing liabilities.

Net interest income before provision for credit losses increased $7,012,000 in 2023 compared to 2022, primarily due yield changes and asset mix changes. Average interest-earning assets were $2,974,451,000 for the year ended December 31, 2024 with a NIM of 3.76% compared to $2,347,311,000 with a NIM of 3.58% in 2023, and $2,313,766,000 with a NIM of 3.52% in 2022. For a discussion of the repricing of our assets and liabilities, refer to Quantitative and Qualitative Disclosure about Market Risk.

NON-INTEREST INCOME

Non-interest income is comprised of customer service charges, gains (losses) on sales and calls of investment securities, income from appreciation in cash surrender value of bank owned life insurance, loan placement fees, Federal Home Loan Bank dividends, and other income. Non-interest income was $6,445,000 in 2024 compared to $7,020,000 and $5,054,000 in 2023 and 2022, respectively. The $575,000 or 8.19% decrease in non-interest income in 2024 was driven by an increase in net realized losses on sales and calls of investment securities, partially offset by an increase in other income, increase in loan placement fees and an increase in service charge income. The $1,966,000 or 39% improvement in non-interest income in 2023 was driven by a decrease in net realized losses on sales and calls of investment securities, an increase in other income, gain on sale of assets, partially offset by a decrease in loan placement fees and service charges.

Customer service charges increased $295,000 to $1,798,000 in 2024 compared to $1,503,000 in 2023. The increase in service charge fees in 2024 was due to the merger and increased customer base. Service charges were $2,014,000 in 2022. The decrease in our 2023 fees compared to 2022 was the result of lower NSF and analysis service charges.

During the year ended December 31, 2024, we realized net losses on sales and calls of investment securities of $4,199,000, compared to net losses of $907,000 and $1,730,000 in 2023 and 2022, respectively. The net losses in all years were the results of partial restructuring of the investment portfolio designed to improve the future performance of the portfolio. Realized losses recorded in 2024 and 2023 were the result of strategic decisions to reduce the overall impact of the Company's investment portfolio and fund loan growth. See Note 3 to the audited Consolidated Financial Statements for more detail.

Income from the appreciation in cash surrender value of bank owned life insurance (BOLI) totaled $1,325,000 in 2024 compared to $1,035,000 and $985,000 in 2023 and 2022, respectively. The Bank's salary continuation and deferred compensation plans and the related BOLI are used as retention tools for directors and key executives of the Bank.

Interchange fees totaled $2,078,000 in 2024 compared to $1,780,000 and $1,847,000 in 2023 and 2022, respectively.

The Company earns loan placement fees from the brokerage of single-family residential mortgage loans provided for the convenience of our customers. Loan placement fees increased $309,000 in 2024 to $893,000 compared to $584,000 in 2023 and $899,000 in 2022.

The Bank holds stock from the Federal Home Loan Bank in relationship with its borrowing capacity and generally receives quarterly dividends. As of December 31, 2024 and 2023, we held FHLB stock totaling $10,978,000 and $7,136,000, respectively. Dividends in 2024 increased to $796,000 compared to $498,000 in 2023 and $367,000 in 2022.

Other income increased to $3,747,000 in 2024 compared to $2,125,000 and $657,000 in 2023 and 2022, respectively. The increase in other income is primarily attributed to changes in fair value of other equity investments and increase in certain merchant fee activity.

NON-INTEREST EXPENSES

Salaries and employee benefits, occupancy and equipment, regulatory assessments, acquisition and integration-related expenses, data processing expenses, ATM/Debit card expenses, license and maintenance contract expenses, information technology, and professional services (consisting of audit, accounting, consulting and legal fees) are the major categories of non-interest expenses. Non-interest expenses increased $39,401,000 or 71.25% to $94,701,000 in 2024 compared to $55,300,000 in 2023, and $48,484,000 in 2022.

Our efficiency ratio, measured as the percentage of non-interest expenses (exclusive of amortization of core deposit intangibles, other real estate owned, and repossessed asset expenses) to net interest income before provision for credit losses plus non-interest income (exclusive of realized gains or losses on sale and calls of investments) was 81.07% for 2024 compared to 61.82% for 2023 and 57.30% for 2022. The increase in the efficiency ratio in 2024 compared to 2023 was due to the increase in non-interest expense, primarily due to merger related expenses.

Salaries and employee benefits increased $17,103,000 or 54.53% to $48,470,000 in 2024 compared to $31,367,000 in 2023 and $28,917,000 in 2022. Full time equivalents were 346 for the year ended December 31, 2024 compared to 246 for the year ended December 31, 2023. The increase in salaries and employee benefits in 2024 compared to 2023 was from the increased headcount from the merger as well as increases in salary to reflect current market conditions.

For the years ended December 31, 2024, 2023, and 2022, the compensation cost recognized for equity-based compensation was $879,000, $858,000 and $776,000, respectively. As of December 31, 2024, there was $1,097,000 of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under all plans. The cost is expected to be recognized over a weighted average period of 2.15 years. See Notes 1 and 14 to the audited Consolidated Financial Statements for more detail. The Company issued 390,462 options to purchase common stock to previous option holders of Community West Bancshares as part of the merger. No options to purchase shares of the Company's common stock were issued during the years ending December 31, 2023 and 2022. Restricted common stock awards of 72,360, 69,692, and 56,089 shares were awarded in 2024, 2023, and 2022, respectively.

Occupancy and equipment expense increased $3,753,000 or 65.54% to $9,479,000 in 2024 compared to $5,726,000 in 2023 and $5,131,000 in 2022. The Company made no changes in its depreciation expense methodology. The Company operated 26 full-service offices at December 31, 2024 and 19 full-service offices at December 31, 2023. During 2024, the Company acquired seven banking centers through the merger and opened one new banking center.

Regulatory assessments were $1,837,000 in 2024 compared to $1,312,000 and $851,000 in 2023 and 2022, respectively. The assessment base for calculating the amount owed is based on the formula of average assets minus average tangible equity.

Information technology expense increased $2,324,000 to $5,940,000 for the year ended December 31, 2024 compared to $3,616,000 and $3,344,000 in 2023 and 2022, respectively. Data processing expenses were $3,748,000 in 2024 compared to $2,621,000 in 2023 and $2,245,000 in 2022. Professional services increased $591,000 in 2024 compared to 2023 due to higher audit fees, legal expenses and consulting fees.

The following table shows significant components of other non-interest expense for the periods indicated:

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NON-INTEREST EXPENSES (Continued)

(Dollars in thousands)	For the Twelve Months Ended December 31,		
	2024	2023	2022
Telephone expenses	$787	$439	$376
Donations, including Community Reinvestment Act (CRA) donations	701	326	225
Business development and entertainment	618	210	122
Travel expense	537	162	114
Armored car and courier service	507	266	257
Meetings and meals	382	184	144
Operating losses	375	214	253
Stationery and supplies	331	153	155
Internet banking expense	319	158	134
General insurance	278	255	211
Alarm and security service expense	267	146	121
Education and training	263	220	191
Remote deposit capture	218	163	123
Association expense	145	121	133
Risk management expense	99	142	99
Service charge fee expense	85	101	99
Other	1,622	1,110	816
Total other non-interest expense	$7,534	$4,370	$3,573

PROVISION FOR INCOME TAXES

Our effective income tax rate was 30.3% for 2024 compared to 24.5% for 2023 and 24.2% for 2022. The increase in the effective tax rate during 2024 was due to non-deductible merger expenses, non-deductible salary expenses, increased meals and entertainment expenses, and tax return true-ups. The Company reported an income tax provision of $3,332,000, $8,304,000, and $8,496,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles leading to timing differences between the Company's actual tax liability, and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense or benefit, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of the Company's deferred tax assets is primarily dependent upon the Company generating sufficient future taxable income to obtain benefit from the reversal of net deductible temporary differences and the utilization of tax credit carryforwards and the net operating loss carryforwards for Federal and California state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax assets will not be realized. The determination of the realization of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax-planning strategies, and assessments of current and future economic and business conditions.

The Company had net deferred tax assets of $46,421,000 and $38,456,000 at December 31, 2024 and 2023, respectively. After consideration of the matters in the preceding paragraph, the Company determined that it is more likely than not that the net deferred tax assets at December 31, 2024 and 2023 will be fully realized in future years.

FINANCIAL CONDITION

SUMMARY OF CHANGES IN CONSOLIDATED BALANCE SHEETS

Total assets were $3,521,771,000 as of December 31, 2024, compared to $2,433,426,000 as of December 31, 2023, an increase of 44.7% or $1,088,345,000.

Total loans, net of discount and origination costs, were $2,334,221,000 as of December 31, 2024, compared to $1,290,797,000 as of December 31, 2023, an increase of $1,043,424,000 or 80.8%. The total investment portfolio decreased 13.38% or $121,229,000 to $785,058,000. Total deposits increased 42.6% or $869,165,000 to $2,910,777,000 as of December 31, 2024, compared to $2,041,612,000 as of December 31, 2023. Shareholders' equity increased $155,621,000 or 75% to $362,685,000 as of December 31, 2024, compared to $207,064,000 as of December 31, 2023. The increase in shareholders' equity was driven by the issuance of common stock of $143,712,000 in relation to the merger with Community West Bancshares, the decrease in net unrealized losses on the investment portfolio, net of estimated taxes, in accumulated other comprehensive income (AOCI), supported by the retention of earnings, net of dividends paid. Accrued interest payable and other liabilities were $44,978,000 as of December 31, 2024, compared to $35,006,000 as of December 31, 2023, an increase of $9,972,000.

FAIR VALUE

The Company measures the fair value of its financial instruments utilizing a hierarchical framework associated with the level of observable pricing scenarios utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of the observable pricing scenario. Financial instruments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of observable pricing and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no observable pricing and a higher degree of judgment utilized in measuring fair value. Observable pricing scenarios are impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction.

See Note 17 of the Notes to Consolidated Financial Statements for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

INVESTMENTS

The following table reflects the balances for each category of securities at year end (in thousands):

Available-for-Sale Securities	Amortized Cost at December 31,		
	2024	2023	2022
U.S. Treasury securities	$ 9,994	$ 9,990	$ 9,990
U.S. Government agencies	70	102	107
Obligations of states and political subdivisions	183,766	198,070	201,638
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	76,732	88,874	117,292
Private label mortgage and asset backed securities	265,302	372,610	411,441
Corporate debt securities	470	-	-
Total Available-for-Sale Securities	$ 536,334	$ 669,646	$ 740,468

Held-to-Maturity Securities	Amortized Cost at December 31,		
	2024	2023	2022
Obligations of states and political subdivisions	$ 192,156	$ 192,070	$ 192,004
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,095	10,758	10,430
Private label mortgage and asset backed securities	53,066	54,579	56,691
Corporate debt securities	46,198	46,086	45,982
Total Held-to-Maturity Securities	$302,515	$303,493	$305,107

Our investment portfolio consists of U.S. Government sponsored entities and agencies collateralized by mortgage backed obligations and obligations of states and political subdivision securities and are classified at the date of acquisition as available-for-sale or held-to-maturity. As of December 31, 2024, investment securities with a fair value of $430,714,000, or 54.86% of our investment securities portfolio, were

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INVESTMENTS (Continued)

held as collateral for public funds, short and long-term borrowings, treasury, tax, and for other purposes. Our investment policies are established by the Board of Directors and implemented by our Investment/Asset Liability Committee. They are designed primarily to provide and maintain liquidity, to enable us to meet our pledging requirements for public money and borrowing arrangements, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement our lending activities.

The total investment portfolio decreased 13.38% or $121,229,000 to $785,058,000 at December 31, 2024, from $906,287,000 at December 31, 2023. The market value of the portfolio reflected an unrealized loss of $59,221,000 at December 31, 2024, compared to an unrealized loss of $72,450,000 at December 31, 2023.

Losses recognized in 2024, 2023, and 2022 were incurred in order to reposition the investment securities portfolio based on the current rate environment. As market interest rates or risks associated with a security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

The Board and management have had periodic discussions about our strategy for risk management in dealing with potential losses as interest rates rise. We have been managing the portfolio with an objective of optimizing risk and return in various interest rate scenarios. We do not attempt to predict future interest rates, but we analyze the cash flows of our investment portfolio in different interest rate scenarios in connection with the rest of our balance sheet to design an investment portfolio that optimizes performance.

The Company periodically evaluates each investment security for other-than-temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The portion of the impairment that is attributable to a shortage in the present value of expected future cash flows relative to the amortized cost should be recorded as a current period charge to earnings. The discount rate in this analysis is the original yield expected at time of purchase.

For those bonds that met the evaluation criteria, management obtained and reviewed the most recently published national credit ratings for those bonds. For those bonds that were obligations of states and political subdivisions with an investment grade rating by the rating agencies, management also evaluated the financial condition of the municipality and any applicable municipal bond insurance provider and concluded that no credit related impairment existed. There were no impairment losses recorded during the years ended December 31, 2024, 2023, or 2022.

The amortized cost, maturities and weighted average yield of investment securities at December 31, 2024 are summarized in the following table.

(Dollars in thousands) Available-for-Sale Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Debt securities (1)										
U.S. Treasury securities	$ -	-%	$ 9,994	1.27%	$ -	-%	$ -	-%	$ 9,994	1.27%
U.S. Government agencies	-	-	-	-	-	-	70	3.95%	70	3.95%
Obligations of states and political subdivisions (2)	-	-	5,667	1.49%	33,585	2.01%	144,514	2.03%	183,766	2.01%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	12	1.27%	6,392	2.06%	70,328	4.70%	76,732	4.11%
Private label residential mortgage and asset backed securities	19,938	6.81%	3,079	2.59%	4,974	3.15%	237,311	2.19%	265,302	2.56%
Corporate Debt Securities	$ -	-			470	6.36%			$ 470	6.36%
	$ 19,938	6.81%	$18,752	1.56%	$ 45,421	2.19%	$ 452,223	2.53%	$536,334	2.63%

(Dollars in thousands) Held-to-Maturity Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Debt securities (1)										
Obligations of states and political subdivisions (2)	$ -	-%	$24,536	3.40%	$ 60,369	3.43%	$107,251	3.20%	$192,156	3.30%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	-	-	-	-	11,095	3.10%	11,095	3.10%
Private label residential mortgage and asset backed securities	-	-	-	-	-	-	53,066	3.84%	53,066	3.84%
Corporate Debt Securities	-	-	4,000	9.09%	42,198	4.64%	-	-	46,198	5.30%
	$ -	-%	$28,536	4.20%	$102,567	3.16%	$171,412	3.39%	$302,515	3.65%

(1) Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. Expected maturities will also differ from contractual maturities due to unscheduled principal pay downs.

(2) Not computed on a tax equivalent basis.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

LOANS

Total loans, net of discount and deferred costs, increased $1,043,424,000 or 80.8% to $2,334,221,000 as of December 31, 2024, compared to $1,290,797,000 as of December 31, 2023.

The following table sets forth information concerning the composition of our loan portfolio as of December 31, 2024, 2023, 2022, 2021, and 2020.

Loan Type (Dollars in thousands)	2024 Amount	2024 % of Gross Loans	2023 Amount	2023 % of Total Loans	2022 Amount	2022 % of Total Loans	2021 Amount	2021 % of Total Loans	2020 Amount	2020 % of Total Loans
Commercial:										
Commercial and industrial	$ 143,422	6.1%	$ 105,466	8.2%	$ 141,197	11.3%	$ 136,600	13.2%	$ 273,431	24.7%
Agricultural production	37,323	1.6%	33,556	2.6%	37,007	2.9%	40,860	3.9%	21,971	2.0%
Total commercial	180,745	7.7%	139,022	10.8%	178,204	14.2%	177,460	17.1%	295,402	26.7%
Real estate:										
Construction & other land loans	67,869	2.9%	33,472	2.6%	109,175	8.7%	61,586	5.9%	55,419	5.0%
Commercial real estate—owner occupied	323,188	13.9%	215,146	16.7%	194,663	15.5%	212,234	20.4%	208,843	18.9%
Commercial real estate—non-owner occupied	913,165	39.2%	539,522	41.9%	464,809	37.0%	369,529	35.6%	338,888	30.7%
Farmland	139,815	6.0%	120,674	9.4%	119,648	9.5%	98,481	9.5%	84,258	7.6%
Multi-family residential	133,595	5.7%	61,307	4.8%	24,586	2.0%	26,084	2.5%	28,718	2.6%
1-4 family—close-ended	123,445	5.3%	96,558	7.5%	93,510	7.5%	33,377	3.2%	34,245	3.1%
1-4 family—revolving	35,421	1.5%	27,648	2.1%	30,071	2.4%	22,246	2.1%	21,393	1.9%
Total real estate	1,736,498	74.5%	1,094,327	84.9%	1,036,462	82.6%	823,537	79.3%	771,764	69.8%
Consumer:										
Manufactured housing	322,263	13.8%	-	-%	-	-%	-	-%	-	-%
Other installment	92,839	4.0%	55,606	4.3%	40,252	3.2%	37,243	3.6%	37,793	3.4%
Total consumer	415,102	17.8%	55,606	4.3%	40,252	3.2%	37,243	3.6%	37,793	3.4%
Total loans, net of discount	2,332,345	100.0%	1,288,955	100.0%	1,254,918	100.0%	1,038,240	100.0%	1,104,959	100.0%
Net deferred origination fees	1,876		1,842		1,386		871		(2,612)	
Loans, net of discount and deferred origination fees	2,334,221		1,290,797		1,256,304		1,039,111		1,102,347	
Allowance for credit losses	(25,803)		(14,653)		(10,848)		(9,600)		(12,915)	
Total loans, net (1)	$2,308,418		$1,276,144		$1,245,456		$1,029,511		$1,089,432	
(1) Includes nonaccrual loans of:	$ 6,461		$ -		$ -		$ 946		$ 3,278	

At December 31, 2024, loans acquired in the CWB, FLB, SVB, and VCB acquisitions had a balance of $1,054,668,000, of which $39,237,000 were commercial loans, $654,181,000 were real estate loans, and $361,250,000 were consumer loans. At December 31, 2023, the acquired loans had a balance of $58,983,000, of which $1,633,000 were commercial loans, $53,591,000 were real estate loans, and $3,759,000 were consumer loans.

At December 31, 2024, in management's judgment, a concentration of loans existed in real estate-related loans, representing 74.3% of total loans. This level of concentration is consistent with a concentration of 84.8% at December 31, 2023. The reduction in the concentration of real-estate related loans was primarily due to the merger which added more diversification of loan types through the acquired manufactured housing portfolio, which is a non-real estate consumer product. We believe that our commercial real estate loan underwriting policies and practices result in prudent extensions of credit, but recognize that our lending activities result in relatively high reported commercial real estate lending levels. Although we believe the loans within this real estate concentration have no more than the normal risk of collectability, a substantial decline in the performance of the economy in general or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectability, increase the level of real estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In order to mitigate these risks, the Board reviews and approves concentration limits proposed by management. Exceptions to limitations of concentrations are reported to the Board of Directors at least quarterly. Additionally, the Company maintains policy guidelines for maximum loan to value ratios to mitigate the risk of general declines in real estate values. The Company performs regular risk assessments, portfolio monitoring of loans, and stress tests as part of its risk management policies to identify any negative trends within the portfolio. Within the commercial real estate portfolio, there is diversification of collateral type and geography throughout our footprint. The Company did not engage in any sub-prime mortgage lending activities during the years ended December 31, 2024 and 2023.

LOANS (Continued)

The following table presents the commercial real estate owner and non-owner occupied loan balances, associated percentage of commercial real estate concentrations of those sub-categories by collateral type as of the dates indicated.

	December 31, 2024		December 31, 2023	
(In thousands)	Loan Balance	% of Commercial Real Estate	Loan Balance	% of Commercial Real Estate
Commercial real estate—owner occupied				
Office	$ 59,952	18.55%	52,952	24.61%
Industrial & warehouse	86,873	26.88%	58,472	27.18%
Retail	35,042	10.84%	13,185	6.13%
Gas Stations	60,503	18.72%	28,072	13.05%
Restaurants	15,534	4.81%	16,917	7.86%
Other	65,284	20.20%	45,548	21.17%
Total	$ 323,188	100.00%	215,146	100.00%
Commercial real estate—non-owner occupied				
Office	$ 253,883	27.80%	187,613	34.77%
Industrial & warehouse	153,192	16.78%	82,550	15.30%
Retail	188,464	20.64%	109,144	20.23%
Hospitality	163,961	17.96%	69,670	12.91%
Other	153,665	16.83%	90,545	16.79%
Total	$ 913,165	100.00%	539,522	100.00%

LOAN MATURITIES

The following table presents information concerning loan maturities and sensitivity to changes in interest rates of the indicated categories of our loan portfolio, as well as loans in those categories maturing after one year that have fixed or floating interest rates at December 31, 2024.

(In thousands)	One Year or Less	After One Through Five Years	After Five Through Fifteen Years	After Fifteen Years	Total
Loan Maturities:					
Commercial and agricultural	$ 64,355	$ 81,510	$ 33,065	$ 1,815	$ 180,745
Real estate construction and other land loans	52,554	14,972	215,000	128	67,869
Other real estate	62,496	418,706	942,246	245,181	1,668,629
Manufactured Housing	254,000	2,113	31,884	288,012	322,263
Other Installment	1,489	4,905	86,225	220	92,839
Total loans, net of discount	$ 181,148	$ 522,206	$ 1,093,635	$ 535,356	$ 2,332,345
Sensitivity to Changes in Interest Rates:					
Loans with fixed interest rates	$ 32,757	$ 301,694	$ 444,000	$ 198,927	$ 977,378
Loans with floating interest rates (1)	148,391	220,512	649,635	336,429	1,354,967
Total loans, net of discount	$ 181,148	$ 522,206	$ 1,093,635	$ 535,356	$ 2,332,345
(1) Includes floating rate loans which are currently at their floor rate in accordance with their respective loan agreement	$ 48,546	$ 77,787	$ 407,484	$ 203,455	$ 737,272

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NONPERFORMING ASSETS

Nonperforming assets consist of nonperforming loans, other real estate owned (OREO), and repossessed assets. Nonperforming loans are those loans which have (i) been placed on nonaccrual status; (ii) been classified as doubtful under our asset classification system; or (iii) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or otherwise placed on nonaccrual status. A loan is classified as nonaccrual when 1) it is maintained on a cost recovery method because of deterioration in the financial condition of the borrower; 2) payment in full of principal or interest under the original contractual terms is not expected; or 3) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection. We measure all loans placed on nonaccrual status for impairment based on the fair value of the underlying collateral or the net present value of the expected cash flows.

Our consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans. Interest income from nonaccrual loans is recorded only if collection of principal in full is not in doubt and when cash payments, if any, are received.

Loans are placed on nonaccrual status and any accrued but unpaid interest income is reversed and charged against income when the payment of interest or principal is 90 days or more past due. Loans in the nonaccrual category are treated as nonaccrual loans even though we may ultimately recover all or a portion of the interest due. These loans return to accrual status when the loan becomes contractually current, future collectability of amounts due is reasonably assured, and a minimum of six months of satisfactory principal repayment performance has occurred. See Note 4 of the Company's audited Consolidated Financial Statements in Item 8 of this Annual Report.

At December 31, 2024, there were $6.46 million nonperforming assets. There were no non-performing assets as of December 31, 2023. Total nonperforming assets at December 31, 2024, included $6.46 million nonaccrual loans, no OREO, and no repossessed assets. See Note 4 of the Company's audited Consolidated Financial Statements in Item 8 of this Annual Report concerning our recorded investment in loans for which impairment has been recognized.

A summary of nonaccrual, restructured, and past due loans at December 31, 2024, 2023, 2022, 2021, and 2020 is set forth below. The Company had no loans past due more than 90 days and still accruing interest at December 31, 2024 and 2023. Management is not aware of any potential problem loans, which were current and accruing at December 31, 2024, where serious doubt existed as to the ability of the borrower to comply with the present repayment terms. Management can give no assurance that nonaccrual and other nonperforming loans will not increase in the future.

Composition of Nonaccrual, Past Due and Restructured Loans

(As of December 31, Dollars in thousands)	2024	2023	2022	2021	2020
Nonaccrual loans:					
Commercial:					
Commercial and industrial	$ 120	$ -	$ -	$ 312	752
Agricultural production	-	-	-	634	-
Real estate:					
Construction and other land loans	2,398	-	-	-	1,556
Commercial real estate – owner occupied	2,335	-	-	-	370
Commercial real estate – non-owner occupied	378	-	-	-	512
Farmland	-	-	-	-	-
1-4 family	-	-	-	-	-
Consumer:					
Manufactured housing	1,215	-	-	-	-
Consumer and installment	15	-	-	-	88
Restructured loans (non-accruing):					
Equity loans and line of credit	-	-	-	-	-
Total nonaccrual	6,461	-	-	946	3,278
Accruing loans past due 90 days or more	-	-	-	-	-
Total nonperforming loans	$ 6,461	$ -	$ -	$ 946	$ 3,278
Interest foregone	$ 234	$ -	$ 132	$ 99	$ 177
Ratio of nonaccrual/nonperforming loans to total loans	0.28%	-%	-%	0.09%	0.30%
Ratio of allowance for credit losses to nonaccrual/nonperforming loans	399.37%	NM	NM	539.28%	30.10%

OREO represents real property taken either through foreclosure or through a deed in lieu thereof from the borrower. OREO is carried at the lesser of cost or fair market value less selling costs. As of December 31, 2024 and 2023, the Bank had no OREO properties. The Company held no repossessed assets at December 31, 2024 and 2023, which would be included in other assets on the consolidated balance sheets.

ALLOWANCE FOR CREDIT LOSSES

We have established a methodology for determining the adequacy of the allowance for credit losses made up of collective and individually evaluated loans. The methodology is set forth in a formal policy and takes into consideration the need for an overall allowance for credit losses as well as specific allowances for individually evaluated loans. The allowance for credit losses is an estimate of expected credit losses in the Company's loan portfolio.

The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenario forecast approach. These scenarios may consist of a base forecast representing the most likely scenario, or baseline, combined with downside and upside scenarios reflecting possibly worsening or improving economic conditions.

In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral securing the loan. The allowance is increased by provisions charged against earnings and

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

ALLOWANCE FOR CREDIT LOSSES (Continued)

recoveries, and reduced by net loan charge-offs. Loans are charged off when they are deemed to be uncollectible, or partially charged off when portions of a loan are deemed to be uncollectible. Recoveries are generally recorded only when cash payments are received.

The allowance for credit losses is maintained to cover lifetime expected credit losses in the loan portfolio. The responsibility for the review of our assets and the determination of the adequacy lies with management and our Audit/Compliance Committee. They delegate the authority to the Chief Credit Officer (CCO) to determine the loss reserve ratio for each type of asset and to review, at least quarterly,

the adequacy of the allowance based on an evaluation of the portfolio, past experience, prevailing market conditions, economic scenarios, amount of government guarantees, concentration in loan types and other relevant factors.

Management adheres to an internal asset review system designed to provide for timely recognition of problem assets and adequate valuation allowances of collateral dependent loans. The Company's asset monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. The Company uses the various asset classifications as a means of measuring risk and determining the adequacy of valuation allowances by using a nine-grade system to classify assets. In general, all credit facilities exceeding 90 days of delinquency require classification and are placed on nonaccrual.

The following table summarizes the Company's loan loss experience, as well as provisions and recoveries (charge-offs) to the allowance and certain pertinent ratios for the periods indicated:

(Dollars in thousands)	2024	2023	2022	2021	2020
Gross loans outstanding at December 31,	$ 2,332,345	$ 1,288,955	$ 1,254,918	$ 1,038,240	$ 1,104,959
Average loans outstanding during the year	$ 1,978,386	$ 1,263,226	$ 1,133,919	$ 1,069,653	$ 1,055,712
Allowance for credit losses:					
Balance at beginning of year	$ 14,653	$ 10,848	$ 9,600	$ 12,915	$ 9,130
Impact of adoption of ASU 2016-13	-	3,910	-	-	-
Allowance for PCD loans	821	-	-	-	-
Loans charged off:					
Commercial	(170)	(636)	(27)	(46)	(121)
Agricultural production	(507)	-	-	-	-
Real estate construction and other land loans	-	-	-	-	-
Consumer	(132)	(53)	(151)	(221)	(108)
Total loans charged off	(809)	(689)	(178)	(267)	(229)
Recoveries of loans previously charged off:					
Commercial	64	609	367	701	612
Commercial real estate	60	-	-	319	-
1-4 family real estate	72	15	-	-	-
Consumer	150	45	59	232	127
Total recoveries	346	669	426	1,252	739
Net (charge-offs) recoveries	(463)	(20)	248	985	510
Provision (credit) for credit losses	10,792	(85)	1,000	(4,300)	3,275
Balance at end of year	$ 25,803	$ 14,653	$ 10,848	$ 9,600	$ 12,915
Allowance for credit losses as a percentage of outstanding loan balance	1.11%	1.14%	0.86%	0.92%	1.17%
Net (charge-offs) recoveries to average loans outstanding	(0.02)%	-%	0.02%	0.09%	0.05%

Managing credits identified through the risk evaluation methodology includes developing a business strategy with the customer to mitigate our losses. Management continues to monitor these credits with a view to identifying as early as possible when, and to what extent, additional provisions may be necessary.

The allowance for credit losses is reviewed at least quarterly by the Company's Board of Directors' Audit/Compliance Committee. Reserves are allocated to loan portfolio segments using percentages which are based on both historical risk elements such as delinquencies and losses and predictive risk elements such as economic,

competitive and environmental factors. We have adopted the specific reserve approach to allocate reserves to each individually analyzed asset for the purpose of estimating potential loss exposure. Although the allowance for credit losses is allocated to various portfolio categories, it is general in nature and available for the loan portfolio in its entirety. Additions may be required based on the results of independent loan portfolio examinations, regulatory agency examinations, or our own internal review process. Additions are also required when, in management's judgment, the reserve does not properly reflect the potential loss exposure.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The allocation of the allowance for credit losses is set forth below:

Loan Type (Dollars in thousands)	2024 Amount	2024 Percent of Loans to Total Loans	2023 Amount	2023 Percent of Loans to Total Loans	2022 Amount	2022 Percent of Loans to Total Loans	2021 Amount	2021 Percent of Loans to Total Loans	2020 Amount	2020 Percent of Loans to Total Loans
Commercial:										
Commercial and industrial	$ 1,363	6.10%	$ 948	8.20%	$ 1,585	11.20%	$ 1,689	13.10%	$ 1,757	24.80%
Agricultural production	389	1.60%	527	2.60%	229	2.90%	320	3.90%	255	2.10%
Real estate:										
Construction & other land loans	2,060	2.90%	848	2.60%	1,678	8.70%	812	5.90%	1,204	5.00%
Commercial real estate—owner occupied	3,253	13.80%	1,945	16.70%	814	15.50%	1,355	20.40%	2,128	18.90%
Commercial real estate—non-owner occupied	10,014	39.10%	5,574	41.80%	4,388	37.00%	3,805	35.60%	4,781	30.70%
Farmland	1,393	6.00%	1,254	9.30%	863	9.50%	697	9.50%	838	7.60%
Multi-family residential	1,486	5.70%	642	4.70%	60	2.00%	72	2.50%	223	2.30%
1-4 family—close-ended	1,625	5.30%	1,444	7.50%	465	7.40%	138	3.20%	248	3.10%
1-4 family—revolving	686	1.50%	520	2.20%	142	2.40%	118	2.10%	209	1.90%
Consumer:										
Manufactured housing	2,147	13.80%	-	-%	-	-%	-	-%	-	-%
Other installment	1,387	4.20%	951	4.41%	284	3.40%	314	3.80%	641	3.60%
Unallocated reserves	-	-%	-	-%	340	-%	280	-%	631	-%
Total allowance for credit losses	$ 25,803	100.00%	$ 14,653	100.00%	$ 10,848	100.00%	$ 9,600	100.00%	$ 12,915	100.00%

Loans are charged to the allowance for credit losses when the loans are deemed uncollectible. It is the policy of management to make additions to the allowance so that it remains adequate to cover all expected lifetime loan losses that exist in the portfolio at that time.

As of December 31, 2024, the allowance for credit losses (ACL) was $25,803,000, compared to $14,653,000 at December 31, 2023, a net increase of $11,150,000. The net increase of $11,150,000 in the ACL was primarily attributed to the one-time provision for credit losses on acquired loans related to the merger with Community West Bancshares. This provision resulted in an increase to the ACL effective April 1, 2024 of $10,877,000. Net charge-offs totaled $463,000 for the twelve months ended December 31, 2024.

The balance of classified loans and loans graded special mention totaled $44,294,000 and $17,384,000 at December 31, 2024 and $20,301,000 and $9,000,000 at December 31, 2023, respectively. The balance of undisbursed commitments to extend credit on construction and other loans and letters of credit was $413,973,000 as of December 31, 2024, compared to $276,270,000 as of December 31, 2023. At December 31, 2024 and 2023, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $1,055,000 and $839,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using appropriate, systematic, and consistently applied processes. While related to credit losses, this allocation is not a part of ACL and is considered separately as a liability for accounting and regulatory reporting purposes. Risks and uncertainties exist in all lending transactions and our management and Directors' Loan Committee have established reserve levels based on economic uncertainties and other risks that exist as of each reporting period.

The ACL as a percentage of total loans was 1.11% at December 31, 2024, and 1.14% at December 31, 2023. Total loans include CWBC, FLB, SVB and VCB loans that were recorded at fair value in connection with the acquisitions of $1.05 billion at December 31, 2024 and $59.0 million at December 31, 2023.

Assumptions regarding the collateral value of various under-performing loans may affect the level and allocation of the allowance for credit losses in future periods. The allowance may also be affected by trends in the amount of charge-offs experienced or expected trends within different loan portfolios. However, the total reserve rates on collectively evaluated loan pools include quantitative factors which are systematically derived and consistently applied to reflect conservatively estimated losses at the date of the financial statements. Based on the above considerations and given recent changes in historical charge-off rates included in the ACL modeling and the changes in other factors, management determined that the ACL was appropriate as of December 31, 2024.

There were $6.46 million non-performing loans as of December 31, 2024 or December 31, 2023. The Company had no other real estate owned at December 31, 2024 or December 31, 2023. No foreclosed assets were recorded at December 31, 2024 or December 31, 2023. Management believes the ACL at December 31, 2024 is adequate based upon its ongoing analysis of the loan portfolio, historical loss trends and other factors. However, no assurance can be given that the Company may not sustain charge-offs which are in excess of the allowance in any given period.

GOODWILL AND INTANGIBLE ASSETS

Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Total goodwill at December 31, 2024 was $96,828,000 consisting of $43,051,000, $13,466,000, $10,394,000, $6,340,000, $14,643,000 and $8,934,000 representing the excess of the cost of CWBC, FLB, SVB, VCB, Service 1st, and Bank of Madera County, respectively, over the net amounts assigned to assets acquired and liabilities assumed in the transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisitions and is not deductible for tax purposes. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available to indicate a more accurate or appropriate value for an asset or liability. A significant decline in net earnings, among other factors, could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

Management performed an annual impairment test in the third quarter of 2024 utilizing various qualitative factors. Management believes these factors are sufficient and comprehensive and as such, no further factors need to be assessed at this time. Based on management's analysis performed, no impairment was required.

Goodwill is also assessed for impairment between annual tests if a triggering event occurs or circumstances change that may cause the fair value of a reporting unit to

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

GOODWILL AND INTANGIBLE ASSETS (Continued)

decline below its carrying amount. Management considers the entire Company to be one reporting unit. No such events or circumstances arose during for the twelve months ended December 31, 2024. Changes in the economic environment, operations of the reporting unit or other adverse events could result in future impairment charges which could have a material adverse impact on the Company's operating results.

Intangible assets were represented by the estimated fair value of the core deposit relationships acquired in the 2024 acquisition of CWBC of $10,019,000. Core deposit intangibles were being amortized using the straight-line method over an estimated life of ten years from the date of acquisition. The carrying value of intangible assets at December 31, 2024 was $9,268,000, net of $751,000 in accumulated amortization expense. There were no intangible assets as of December 31, 2023. Management evaluates the remaining useful life to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on prior evaluations, no changes to the remaining useful life was required. Amortization expense recognized was $751,000 for 2024, $68,000 for 2023 and $454,000 for 2022.

DEPOSITS AND BORROWINGS

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. All of a depositor's accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

Total deposits increased $869,165,000 or 43% to $2,910,777,000 as of December 31, 2024, compared to $2,041,612,000 as of December 31, 2023. Interest-bearing deposits increased $839,882,000 or 77.0% to $1,929,953,000 as of December 31, 2024, compared to $1,090,071,000 as of December 31, 2023. Non-interest bearing deposits increased $29,283,000 or 3.1% to $980,824,000 as of December 31, 2024, compared to $951,541,000 as of December 31, 2023. The Company's deposit balances for the twelve months ended December 31, 2024 increased primarily from the merger. Average non-interest bearing deposits to average total deposits was 38.62% for the twelve months ended December 31, 2024 compared to 45.84% for the same period in 2023. Based on FDIC deposit market share information published as of June 2024, our total market share of deposits in Fresno, Madera, San Joaquin, and Tulare counties was 4.10% in 2024 compared to 4.15% in 2023. Our total market share of deposits in San Luis Obispo, Santa Barbara, and Ventura counties was 1.61% in 2024. Our total market share of deposits in Merced County was 1.66% as of June 2024. Our total market share in the other counties as of June 2024 and 2023 we operate in (Kern, Placer, Sacramento, and Stanislaus) was less than 1.00%.

The composition of the deposits and average interest rates paid at December 31, 2024 and December 31, 2023 is summarized in the table below.

(Dollars in thousands)	December 31, 2024	% of Total Deposits	Effective Rate	December 31, 2023	% of Total Deposits	Effective Rate
NOW accounts	$ 470,548	16.2%	0.28%	$ 251,334	12.3%	0.13%
MMA accounts	843,145	29.0%	2.67%	497,043	24.4%	1.68%
Time deposits	443,284	15.2%	4.85%	162,085	7.9%	3.68%
Savings deposits	172,976	5.9%	0.49%	179,609	8.8%	0.12%
Total interest-bearing	1,929,953	66.3%	2.49%	1,090,071	53.4%	1.33%
Non-interest bearing	980,824	33.7%		951,541	46.6%	
Total deposits	$ 2,910,777	100.0%		$ 2,041,612	100.0%	

We have no known foreign deposits. The following table sets forth the average amount of and the average rate paid on certain deposit categories which were in excess of 10% of average total deposits for the years ended December 31, 2024, 2023, and 2022.

(Dollars in thousands)	2024 Balance	2024 Rate	2023 Balance	2023 Rate	2022 Balance	2022 Rate
Savings and NOW accounts	$ 481,447	0.30%	$ 473,102	0.26%	$ 581,285	0.03%
Money market accounts	$ 759,203	2.67%	$ 531,013	1.68%	$ 486,823	0.15%
Non-interest bearing demand	$ 1,025,611	-	$ 987,906	-	$ 1,006,511	-
Total deposits	$ 2,655,928	1.53%	$ 2,155,241	0.72%	$ 2,156,092	0.05%

The following table sets forth the maturity of time certificates of deposit and other time deposits of $250,000 or more at December 31, 2024.

(In thousands)	
Three months or less	$ 13,820
Over 3 through 6 months	16,142
Over 6 through 12 months	14,822
Over 12 months	8,580
	$ 53,364

As of December 31, 2024, the Company had $329,761,000 in brokered time deposits compared to $93,134,000 as of December 31, 2023. The increase in brokered time deposits was due to the brokered time deposits held by Community West Bank, which we acquired in April 2024.

As of December 31, 2024 and December 31, 2023, uninsured deposits totaled $1,029,929,000 and $821,756,000, respectively.

As of December 31, 2024, the Company had $135 million in Federal Home Loan Bank (FHLB) of San Francisco advances, of which $90 million was issued pursuant to the merger and recorded at fair value as of April 1, 2024. There were $35 million in short-term FHLB advances and $45 million in short-term advances from the Federal Reserve's Bank Term Funding Program (BTFP) as of December 31, 2023. We maintain a line of credit with the FHLB collateralized by government securities and loans. Refer to Liquidity section below for further discussion of FHLB advances. The Bank had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110,000,000 at December 31, 2024 and 2023, at interest rates which vary with market conditions. As of December 31, 2024 and 2023, the Company had no overnight borrowings outstanding under these credit facilities.

The Company's uninsured balances with correspondent banks totaled $14,263,000 and $3,813,000 at December 31, 2024 and 2023, respectively.

CAPITAL RESOURCES

Capital serves as a source of funds and helps protect depositors and shareholders against potential losses. Historically, the primary sources of capital for the Company have been internally generated capital through retained earnings and the issuance of common and preferred stock.

The Company has historically maintained substantial levels of capital. The assessment of capital adequacy is dependent on several factors including asset quality, earnings trends, liquidity and economic conditions. Maintenance of adequate capital levels is integral to providing stability to the Company. The Company needs to maintain substantial levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions.

Our shareholders' equity was $362,685,000 as of December 31, 2024, compared to $207,064,000 as of December 31, 2023. The increase in shareholders' equity is the result of issuance of common stock of $143,712,000 in relation to the merger with Community West Bancshares, comprehensive income of $10,919,000, from the decrease in the unrealized loss recorded on the Company's investment portfolio, the increase in retained earnings from our net income of $7,666,000, the effect of share-based compensation expense of $879,000, proceeds from stock options exercised of $465,000, and stock issued under our employee stock purchase plan of $248,000. These increases were partially offset by the payment of common stock cash dividends of $8,230,000 and repurchase of common stock of $38,000.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

During 2024, the Bank declared and paid cash dividends to the Company in the amount of $14,000,000 in connection with the cash dividends to the Company's shareholders, and expenditures paid by the Company, approved by the Company's Board of Directors. The Company declared and paid a total of $8,230,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2024. During the year ended December 31, 2024, the Company repurchased and retired common stock in the amount of $38,000 in connection with amounts withheld for the vesting of equity awards for tax obligations.

The Company declared and paid a total of $5,657,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2023. During the year ended December 31, 2023, the Company repurchased and retired common stock in the amount of $1,000.

During 2022, the Company made a capital contribution to the Bank in the amount of $38,000,000 in connection with the senior and subordinated debt proceeds approved by the Company's Board of Directors. The Company declared and paid a total of $5,638,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2022. During the year ended December 31, 2022, the Company repurchased and retired common stock in the amount of $6,814,000.

The following table sets forth certain financial ratios for the years ended December 31, 2024, 2023, and 2022.

	2024	2023	2022
Net income:			
To average assets	0.24%	1.04%	1.09%
To average shareholders' equity	2.42%	13.81%	14.25%
Dividends declared per share to net income per share	118.81%	22.21%	21.14%
Average shareholders' equity to average assets	9.94%	7.51%	7.67%

Management considers capital requirements as part of its strategic planning process. The strategic plan calls for continuing increases in assets and liabilities, and the capital required may therefore be in excess of retained earnings. The ability to obtain capital is dependent upon the capital markets as well as our performance. Management regularly evaluates sources of capital and the timing required to meet its strategic objectives.

The Board of Governors, the FDIC and other federal banking agencies have issued risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance-sheet items.

The following table presents the Company's regulatory capital ratios as of December 31, 2024 and December 31, 2023:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
	Amount	Ratio	Amount	Ratio
December 31, 2024				
Tier 1 Leverage Ratio	$ 316,343	9.17%	138,018	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 311,343	11.15%	125,632	4.50%
Tier 1 Risk-Based Capital Ratio	$ 316,343	11.33%	167,510	6.00%
Total Risk-Based Capital Ratio	$ 379,091	13.58%	223,346	8.00%
December 31, 2023				
Tier 1 Leverage Ratio	$ f222,567	9.18%	98,048	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 217,567	12.78%	75,561	4.50%
Tier 1 Risk-Based Capital Ratio	$ 222,567	13.07%	100,748	6.00%
Total Risk-Based Capital Ratio	$ 273,699	16.08%	134,330	8.00%

The following table presents the Bank's regulatory capital ratios as of December 31, 2024 and December 31, 2023:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)		Minimum requirement for "Well-Capitalized" Institution	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
Tier 1 Leverage Ratio	$ 377,411	11.04%	$138,031	4.00%	$165,267	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 377,411	13.54%	$125,474	7.00%	$178,264	6.50%
Tier 1 Risk-Based Capital Ratio	$ 377,411	13.54%	$167,299	8.50%	$219,402	8.00%
Total Risk-Based Capital Ratio	$ 405,425	14.54%	$223,065	10.50%	$274,252	10.00%
December 31, 2023						
Tier 1 Leverage Ratio	$ 285,099	11.75%	$97,016	4.00%	$121,271	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 285,099	16.76%	$76,526	7.00%	$110,538	6.50%
Tier 1 Risk-Based Capital Ratio	$ 285,099	16.76%	$102,035	8.50%	$136,047	8.00%
Total Risk-Based Capital Ratio	$ 301,642	17.74%	$136,047	10.50%	$170,058	10.00%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

The Company succeeded to all of the rights and obligations of the Service 1st Capital Trust I, a Delaware business trust, in connection with the acquisition of Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2024, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option beginning five years after issuance, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three-month SOFR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 on or after October 7, 2012 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month SOFR plus 1.60%. As of December 31, 2024, the rate was 6.52%. Interest expense recognized by the Company for the years ended December 31, 2024, 2023, and 2022 was $367,000, $360,000 and $188,000, respectively.

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.130% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

On September 15, 2022, the Company entered into a $30 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. As of December 31, 2024 the rate had reached its interest rate cap of 6.75%. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Community West Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

LIQUIDITY

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committees. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments.

Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco (FHLB). These funding sources are augmented by payments of principal and interest on loans, the routine maturities and pay downs of securities from the securities portfolio, the stability of our core deposits and the ability to sell investment securities. As of December 31, 2024, the Company had unpledged securities totaling

$354,344,000 available as a secondary source of liquidity and total cash and cash equivalents of $120,398,000. Cash and cash equivalents at December 31, 2024 increased 124% compared to December 31, 2023. Primary uses of funds include withdrawal of and interest payments on deposits, origination and purchases of loans, purchases of investment securities, and payment of operating expenses.

To augment our liquidity, we have established Federal funds lines with various correspondent banks. At December 31, 2024, our available borrowing capacity includes approximately $110,000,000 in Federal funds lines with our correspondent banks and $576,556,000 in unused FHLB advances. At December 31, 2024, we were not aware of any information that was reasonably likely to have a material effect on our liquidity position.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2024 and 2023:

Credit Lines (In thousands)	December 31, 2024		December 31, 2023	
Unsecured Credit Lines				
Credit limit	$	110,000	$	110,000
Balance outstanding	$	-	$	-
Federal Home Loan Bank				
Credit limit	$	738,556	$	342,483
Balance outstanding, net of discount	$	133,442	$	35,000
Collateral pledged	$	1,236,732	$	612,702
Fair value of collateral	$	1,083,041	$	500,972
Federal Reserve Bank Term Loan Funding Program				
Credit limit	$	-	$	46,174
Balance outstanding	$	-	$	45,000
Collateral pledged	$	-	$	53,650
Fair value of collateral	$	-	$	47,603
Federal Reserve Bank				
Credit limit	$	3,669	$	4,448
Balance outstanding	$	-	$	-
Collateral pledged	$	4,406	$	4,894
Fair value of collateral		$3,828		$4,374

The liquidity of our parent company, Community West Bancshares, is primarily dependent on the payment of cash dividends by its subsidiary, Community West Bank, subject to limitations imposed by state and federal regulations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain inherent uncertainties. It is possible that, in some instances, different estimates and assumptions could reasonably have been made and used by management, instead of those we applied, which might have produced different results that could have had a material effect on the financial statements.

We have identified the following accounting policies and estimates that, due to the inherent judgments and assumptions and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of the Company's financial statements are appropriate. For a further description of our accounting policies, see Note 1 — *Summary of Significant Accounting Policies* in the financial statements included in this Form 10-K.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CRITICAL ACCOUNTING ESTIMATES (Continued)

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, credit losses recognized on available-for-sale debt securities will be presented as an allowance as opposed to a write-down, based on management's intent to sell the security or the likelihood the Company will be required to sell the security before recovery of the amortized cost basis. Our accounting for estimated loan losses is discussed and disclosed primarily in Note 1 and 4 to the consolidated financial statements under the heading "*Allowance for Credit Losses*".

In determining the ACL for loans, accruing loans with similar risk characteristics are generally evaluated collectively. To estimate expected losses the Company generally utilizes historical loss trends and the remaining contractual lives of the loan portfolios to determine estimated credit losses through a reasonable and supportable forecast period. The Company utilized a reasonable and supportable forecast period obtained the forecast data from Moody's Analytics. Individual loan credit quality indicators, including historical credit losses, have been statistically correlated with various econometrics. Model forecasts may be adjusted for inherent limitations or biases that have been identified through independent validation and back-testing of model performance to actual realized results. The Company also considered the impact of portfolio concentrations, changes in underwriting practices, imprecision in its economic forecasts, and other risk factors that might influence its loss estimation process. Increases in external risk factors due to more pessimistic business and economic conditions could potentially increase estimated losses on existing loan balances within the ACL. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy and changes in interest rates.

Business Combinations

Business combinations are recorded using the acquisition method. We assign the value of the consideration transferred to acquire a business to the tangible assets, identifiable intangible assets acquired, and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill.

The Company assesses the fair value of assets, including intangible assets, using a variety of methods, and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset. Some of the most significant assumptions used include the discount rate, forward-looking financial information, and estimated customer attrition rates. A change in one of these assumptions could have material changes on the value of the intangible assets and goodwill which will impact the amortization expense in future periods and the goodwill impairment evaluation.

INFLATION

The impact of inflation on a financial institution differs significantly from that exerted on other industries primarily because the assets and liabilities of financial institutions consist largely of monetary items. However, financial institutions are affected by inflation in part through non-interest expenses, such as salaries and occupancy expenses, and to some extent by changes in interest rates.

At December 31, 2024, we are aware that inflation may have an adverse impact on our consolidated financial position or results of operations. However, in the short term increased rates may continue to be a benefit by repricing a portion of our loan portfolio. Higher long term inflation rates may drive increases in operating expenses or have other adverse effects on our borrowers, making collection on extensions of credit more difficult for us. Refer to Quantitative and Qualitative Disclosures About Market Risk for further discussion.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk (IRR) and credit risk constitute the two greatest sources of financial exposure for insured financial institutions that operate like we do. IRR represents the impact that changes in absolute and relative levels of market interest rates may have upon our net interest income (NII). Changes in the NII are the result of changes in the net interest spread between interest-earning assets and interest-bearing liabilities (timing risk), the relationship between various rates (basis risk), and changes in the shape of the yield curve.

We realize income principally from the differential or spread between the interest earned on loans, investments, other interest-earning assets and the interest incurred on deposits and borrowings. The volumes and yields on loans, deposits and borrowings are affected by market interest rates. As of December 31, 2024, 58.09% of our loan portfolio was tied to adjustable-rate indices. Of loans tied to adjustable rate indices, 33.08% were tied to prime lending rate, 31.43% were tied to the five-year Treasury, 17.76% tied to the ten-year Treasury, with the remaining 17.73% tied to other indices. There were no loans tied to prime with current rates below their floor as of December 31, 2024. Our time deposits have a fixed rate of interest. As of December 31, 2024, 78.99% of our time deposits mature within one year or less.

Changes in the market level of interest rates directly and immediately affect our interest spread, and therefore profitability. Sharp and significant changes to market rates can cause the interest spread to shrink or expand significantly in the near term, principally because of the timing differences between the adjustable rate loans and the maturities (and therefore repricing) of the deposits and borrowings.

Our management and Board of Directors' Asset/Liability Committee (ALCO) are responsible for managing our assets and liabilities in a manner that balances profitability, IRR and various other risks including liquidity. The ALCO operates under policies and within risk limits prescribed, reviewed, and approved by the Board of Directors.

The ALCO seeks to stabilize our NII by matching rate-sensitive assets and liabilities through maintaining the maturity and repricing of these assets and liabilities at appropriate levels given the interest rate environment. When the amount of rate-sensitive liabilities exceeds rate-sensitive assets within specified time periods, NII generally will be negatively impacted by an increasing interest rate environment and positively impacted by a decreasing interest rate environment. Conversely, when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities within specified time periods, net interest income will generally be positively impacted by an increasing interest rate environment and negatively impacted by a decreasing interest rate environment. Our mix of assets consists primarily of loans and securities, none of which are held for trading purposes. The value of these securities is subject to interest rate risk, which we must monitor and manage successfully in order to prevent declines in value of these assets if interest rates rise in the future. The speed and velocity of the repricing of assets and liabilities will also contribute to the effects on our NII, as will the presence or absence of periodic and lifetime interest rate caps and floors.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Earnings simulations are produced using a software model that is based on actual cash flows and repricing characteristics for all of our financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments.

Interest rate simulations provide us with an estimate of both the dollar amount and percentage change in NII under various rate scenarios. All assets and liabilities are normally subjected to up to 400 basis point increases and decreases in interest rates in 100 basis point increments. Under each interest rate scenario, we project our net interest income. From these results, we can then develop alternatives in dealing with the tolerance thresholds.

The assets and liabilities of a financial institution are primarily monetary in nature. As such they represent obligations to pay or receive fixed and determinable amounts of money that are not affected by future changes in prices. Generally, the impact of inflation on a financial institution is reflected by fluctuations in interest rates, the ability of customers to repay their obligations and upward pressure on operating expenses. Although inflationary pressures are not considered to be of any particular hindrance in the current economic environment, they may have an impact on the company's future earnings in the event those pressures become more prevalent.

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of interest income and interest expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those which possess a short term to maturity. Virtually all of the Company's interest earning assets and interest bearing liabilities are located at the Bank level. Thus, virtually all of the Company's interest rate risk exposure lies at the Bank level other than $69.9 million in senior debt and subordinated notes issued by the Company. As a result, all significant interest rate risk procedures are performed at the Bank level.

The fundamental objective of the Company's management of its assets and liabilities is to maximize the Company's economic value while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest earning assets, such as loans and investments, and its interest expense on interest bearing liabilities, such as deposits and borrowings. The Company is subject to interest rate risk to the degree that its interest earning assets re-price differently than its interest bearing liabilities. The Company manages its mix of assets and liabilities with the goals of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds.

The Company seeks to control interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Company has adopted formal policies and practices to monitor and manage interest rate risk exposure. Management believes historically it has effectively managed the effect of changes in interest rates on its operating results and believes that it can continue to manage the short-term effects of interest rate changes under various interest rate scenarios.

Management employs asset and liability management software and engages consultants to measure the Company's exposure to future changes in interest rates. The software measures the expected cash flows and re-pricing of each financial asset/liability separately in measuring the Company's interest rate sensitivity. Based on the results of the software's output, management believes the Company's balance sheet is evenly matched over the short term and slightly asset sensitive over the longer term as of December 31, 2024. This means that the Company would expect (all other things being equal) to experience a limited change in its net interest income if rates rise or fall. The level of potential or expected change indicated by the tables below is considered acceptable by management and is compliant with the Company's ALCO policies. Management plans to continue to perform this analysis each quarter.

The hypothetical impacts of sudden interest rate movements applied to the Company's asset and liability balances are modeled quarterly. The results of these models indicate how much of the Company's net interest income is "at risk" from various rate changes over a one-year horizon. This exercise is valuable in identifying risk exposures. Management believes the results for the Company's December 31, 2024 balances indicate that the net interest income at risk over a one year time horizon for a 100 basis points ("bps"), 200 bps, 300 bps, and 400 bps rate increase and a 100 bps, 200 bps, 300 bps, and 400 bps rate decrease is acceptable to management and within policy guidelines at this time.

Quantitative and Qualitative Disclosures About Market Risk

The results in the table below indicate the change in net interest income and the estimated change in the market value of equity the Company would expect to see as of December 31, 2024, if interest rates were to instantaneously change in the amounts set forth:

Sensitivity Analysis of Impact of Rate Changes on Interest Income

Hypothetical Change in Rates (Dollars in thousands)	Estimated Change in Net Interest Income (NII) in Year 1 (as a % of NII)	Estimated Change in Net Interest Income (NII) in Year 2 (as a % of NII)	Estimated Change in Market Value of Equity (MVE) (as a % of MVE)
Up 400 bps (shock)	2.33%	3.14%	(6.40)%
Up 300 bps (shock)	2.23%	2.94%	(4.50)%
Up 200 bps (shock)	2.11%	2.70%	(2.80)%
Up 100 bps (shock)	2.37%	3.04%	0.20%
Unchanged	-%	-%	-
Down 100 bps (shock)	(2.14)%	(3.35)%	(1.90)%
Down 200 bps (shock)	(3.38)%	(5.37)%	(3.40)%
Down 300 bps (shock)	(4.09)%	(6.87)%	(6.20)%
Down 400 bps (shock)	(4.07)%	(7.71)%	(10.80)%

It is important to note that the above table is a summary of several forecasts and actual results may vary from any of the forecasted amounts and such difference may be material and adverse. The forecasts are based on estimates and assumptions made by management, and that may turn out to be different, and may change over time. Factors affecting these estimates and assumptions include, but are not limited to: 1) competitor behavior, 2) economic conditions both locally and nationally, 3) actions taken by the Federal Reserve Board, 4) customer behavior and 5) management's responses to each of the foregoing. Factors that vary significantly from the assumptions and estimates may have material and adverse effects on the Company's net interest income; therefore, the results of this analysis should not be relied upon as indicative of actual future results.

The following table shows management's estimates of how the loan portfolio is segregated between variable and fixed rate loans, and estimates of re-pricing opportunities for the entire loan portfolio at December 31, 2024 and 2023:

Rate Type (Dollars in thousands)	December 31, 2024		December 31, 2023	
	Balance	Percent of Total	Balance	Percent of Total
Variable rate	$ 1,354,967	58.09%	$ 729,260	56.58%
Fixed rate	977,378	41.91%	559,695	43.42%
Total loans, net of discount	$ 2,332,345	100.00%	$ 1,288,955	100.00%

Approximately 58.09% of our loan portfolio is tied to adjustable rate indices. Of those loans, 33.08% are tied to prime, 31.43% tied to the five year Treasury, 17.76% tied to the ten year Treasury, and 17.73% tie to other indices. As of December 31, 2024, we had 1,359 commercial and real estate loans totaling $1,176,742 with floors ranging from 1.00% to 13.25% or ceilings ranging from 2.50% to 25.00%.

The following table shows the repricing categories of the Company's loan portfolio at December 31, 2024 and 2023:

Repricing (Dollars in thousands)	December 31, 2024		December 31, 2023	
	Balance	Percent of Total	Balance	Percent of Total
< 1 Year	$ 548,884	23.53%	$ 661,552	51.32%
1-3 Years	392,992	16.85%	45,254	3.51%
3-5 Years	596,838	25.59%	458,312	35.56%
> 5 Years	793,631	34.03%	123,837	9.61%
Total loans, net of discount	$ 2,332,345	100.00%	$ 1,288,955	100.00%

Assumptions are inherently uncertain, and, consequently, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and management strategies which might moderate the negative consequences of interest rate deviations.

Stock Price
Information

The Company's common stock is listed for trading on the NASDAQ Capital Market under the ticker symbol CWBC.

The following table shows the high and low closing sales prices for the common stock for each quarter as reported by NASDAQ.

	Sales Prices for the Company's Common Stock	
Quarter Ended	Low	High
March 31, 2023	$ 20.39	$ 25.95
June 30, 2023	12.75	20.12
September 30, 2023	14.11	17.40
December 31, 2023	13.73	22.44
March 31, 2024	17.30	22.33
June 30, 2024	16.49	19.90
September 30, 2024	17.81	21.50
December 31, 2024	17.94	22.30

The Company paid common share cash dividends of $0.48 per share in 2024 and 2023. The Company's primary source of income with which to pay cash dividends are dividends from the Bank. See Note 13 in the audited Consolidated Financial Statements in Item 8 of this Annual Report.

SHAREHOLDER INQUIRIES

Inquiries regarding Community West Bancshares' accounting, internal accounting controls or auditing concerns should be directed to Steven D. McDonald, Chairman of the Board of Directors' Audit Committee, at steve.mcdonald@communitywestbank.com, anonymously at www.hotline-services.com or Compliance Hotline at 1-855-252-7606. General inquiries about the Company or the Bank should be directed to Amanda Kelley, Assistant Corporate Secretary at (800) 298-1775.

Impacting Communities

In Every Region We Serve

For 45 years, Community West Bank has proudly invested in our communities - a legacy that continued in 2024 with our support of worthwhile organizations and programs like these.

Central Sierra Nevada

Access Plus Capital
Alzheimer's Association
American Heart Association
American Legion Cecil Cox Post #147 (Clovis)
Arte Americas
Asian, Inc.
Assistance League of Fresno
Bakersfield Sikh Women's Association
Better Business Bureau (Central California and Sacramento)
Beyond Housing Foundation
Beyond the Barracks
Boys & Girls Club (Lodi and Sequoias)
Cal Poly Athletics
California 9/11 Memorial
California Agricultural Leadership Foundation
California Mid-State Fair
California State University, Fresno
California Women For Agriculture
Caring Veterans of America, Inc.
Center For Human Services
Central California Food Bank
Central California Women's Conference
Central Valley Community Resources
Charities for Central California Veterans, Inc.
Children's Crisis Center of Stanislaus County
City of Kerman Almond Festival
Clovis Chamber of Commerce
Clovis Rodeo Association
Clovis Veterans Memorial District
Commercial Real Estate Women Network Foundation
Community Health Systems Office of Philanthropy
Community Hospice & Health Services Foundation
Court Appointed Special Advocates of Fresno & Madera Counties
Downtown Fresno Partnership
Downtown Paso Robles Main Street Association
Downtown Visalia Foundation
Economic Development Corporation (Fresno and Visalia Counties)
Education Foundation of Stanislaus County
El Camino Homeless Organization
Exceptional Parents Unlimited Children's Center
Exeter Chamber of Commerce
Fair Oaks Recreation & Park District
Folsom Historic District Association
Folsom Police Foundation
Folsom's Hope
Food Share of Ventura County
Foundation For Clovis Schools
Fresno American Indian Health Project
Fresno Athletic Hall of Fame
Fresno Building Healthy Communities
Fresno Chamber Of Commerce
Fresno Metro Black Chamber of Commerce

Fresno Mission
Friends of the Merced County Fair
Gallo Center for the Arts, Inc.
Girl Scouts Central California South
Greater Santa Barbara Hispanic Chamber of Commerce
Greater Stockton Chamber of Commerce
Habitat For Humanity (Greater Fresno and Santa Barbara)
Haven Women's Center of Stanislaus
Health Education Council
Homeless Assistance Resource Team of Folsom
Hospice of San Joaquin
Junior Achievement of Sacramento
Kaweah Health Foundation
Kerman Chamber of Commerce
Kerman Police Department Crime Prevention Unit
Kids Discovery Station
Kings County Deputy Sheriff's Association
Kings River Land Trust
Kiwanis International (Atascadero, Greater Madera,
   Sierra Oakhurst, Tulare and West Visalia)
Launching Fore Charity
Leadership Counsel for Justice & Accountability
Leadership Stockton
Lodi Chamber of Commerce
Lodi Police Foundation
Love Inc. of Merced
Madera Chamber of Commerce
Madera County Farm Bureau
Madera Police Officers Association
Make-A-Wish (Northeastern & Central California and
   Northern Nevada and Tri Counties)
Marjaree Mason Center
Merced College Foundation
Merced County Community Law Enforcement Organization
Merced County Rescue Mission
Modesto Chamber of Commerce
Modesto Junior College Foundation
National Diversity Coalition
Neighborhood Industries
North County Rape Crisis & Child Protection Center
Oakhurst Area Chamber of Commerce
Old Spanish Days in Santa Barbara, Inc.
Orangevale-Fair Oaks Community Foundation
Oxnard College Foundation
Oxnard Community K-9 Foundation
People's Self-Help Housing
Placer Society for Prevention of Cruelty to Animals
Poverello House
Rio Americano Athletic Boosters
Ronald McDonald House Charities of the Central Valley
Roseville Area Chamber of Commerce

Rotary International (Fresno, Goleta, Kerman, Lodi Tokay,
   Madera, Oakhurst Sierra and Visalia)
Sacramento Asian Pacific Chamber of Commerce
Sacramento Children's Home
Sacramento Metropolitan Chamber of Commerce
Sacramento Region Community Foundation
San Luis Obispo Chamber of Commerce
Santa Barbara New House, Inc.
Santa Barbara South Coast Chamber of Commerce
Santa Paula Art Museum
Second Harvest of the Greater Valley
Sequoia Council of the Boy Scouts of America
Shaver Lake Fishing Club
Shaver Lake Volunteer Fire Department
Sierra Meadows Foundation
Sierra Resource Conservation District
Soroptimist International (Kerman and Visalia)
Southwest Fresno Development Corporation
Special Olympics Southern California - San Luis Obispo County
Stanislaus County Fair
Stanislaus County Police Activities League
Stockton Athletic Hall of Fame
Stocktonians Taking Action to Neutralize Drugs
Sutter Club Foundation
Templeton Education Foundation
The African-American Historical & Cultural Museum of the San Joaquin Valley
The First Tee of Greater Sacramento
The Heart Foundation
The Leukemia & Lymphoma Society
The Midsole Project
The Salvation Army (Lodi and Sacramento)
Tulare Chamber of Commerce
Twin Lakes Food Bank
United Boys & Girls Club of Santa Barbara County
United Health Centers Foundation
United Way (Fresno and Madera, Northern Santa Barbara, San Joaquin, Tulare
   and Ventura Counties)
Valley Children's Healthcare Foundation
Valley Crime Stoppers
Valley Recovery Resources Redwood Family Treatment Center
Valley Teen Ranch
Ventura County Fair
Ventura County Medical Resource Foundation
Visalia Breakfast Lions Club
Visalia Chamber of Commerce
Visalia Police Activities League
Wayfinder Family Services
Westmont College
Yo Soy Media Inc.
Yosemite Unified School District
Youth Voice Impact Inc.

Community West **Bank**

Investing in Relationships

Customer Service
(800) 298-1775
(559) 298-1775

Corporate Office
7100 North Financial Drive,
Suite 101
Fresno, CA 93720
(559) 298-1775

Bakersfield
9201 Camino Media,
Suite 100
Bakersfield, CA 93311
(661) 469-3558

Cameron Park ATM
3311 Coach Lane
Suite A
Cameron Park, CA 95682
ATM ONLY

Clovis
600 Pollasky Avenue
Clovis, CA 93612
(559) 323-3480

Clovis Herndon
1795 Herndon Avenue,
Suite 101
Clovis, CA 93611
(559) 323-2200

Exeter
300 East Pine Street
Exeter, CA 93221
(559) 594-9919

Folsom Downtown
905 Sutter Street,
Suite 100
Folsom, CA 95630
(916) 985-8700

Fresno Downtown
2404 Tulare Street
Fresno, CA 93721
(559) 268-6806

Fresno Fig Garden
5180 North Palm Avenue,
Suite 105
Fresno, CA 93704
(559) 221-2760

Fresno River Park
8375 North Fresno Street
Fresno, CA 93720
(559) 447-3350

Goleta
5827 Hollister Avenue
Goleta, CA 93117
(805) 683-4944

Kerman
360 South Madera Avenue
Kerman, CA 93630
(559) 842-2265

Lodi
1901 West Kettleman Lane,
Suite 100
Lodi, CA 95242
(209) 333-5000

Madera
1919 Howard Road
Madera, CA 93637
(559) 673-0395

Merced
3337 G Street,
Suite B
Merced, CA 95340
(209) 725-2820

Modesto
1700 Standiford Avenue,
Suite A
Modesto, CA 95350
(209) 576-1402

Oakhurst
40004 Highway 41,
Suite 101
Oakhurst, CA 93644
(559) 642-2265

Oxnard
300 E. Esplanade Drive
Oxnard, CA 93036
(805) 597-4140

Paso Robles
541 Spring Street
Paso Robles, CA 93446
(805) 597-7778

Prather
29430 Auberry Road
Prather, CA 93651
(559) 855-4100

Roseville*
2999 Douglas Boulevard,
Suite 160
Roseville, CA 95661
(916) 859-2550

Sacramento Point West*
1435 River Park Drive,
Suite 100
Sacramento, CA 95815
(916) 235-4601

San Luis Obispo
4464 Broad Street
San Luis Obispo, CA 93401
(805) 597-3655

Santa Barbara
1501 State Street
Santa Barbara, CA 93101
(805) 962-7420

Santa Maria
122 E. Betteravia Road
Santa Maria, CA 93454
(805) 938-1690

Stockton
2800 West March Lane,
Suite 120
Stockton, CA 95219
(209) 956-7800

Ventura
1463 S. Victoria Avenue
Ventura, CA 93003
(805) 650-1901

Visalia Downtown
126 West Center Avenue
Visalia, CA 93291
(559) 625-8733

Commercial Lending
Agribusiness
(559) 323-3319

SBA
(559) 323-3472

Greater Sacramento
(916) 859-2556

Mid-Valley
(209) 956-1105

Central Valley
(559) 323-3481

South Valley
(559) 594-9919 Ext. 6504

Central Coast
(805) 597-4390

Bakersfield
(661) 246-8999

*ATM not available at this location





Community West Bancshares

Investing in Relationships

EQUAL HOUSING LENDER | Member FDIC

communitywestbank.com • (800) 298-1775